                                       II

                     ANNUAL REPORT TO SHAREHOLDERS FOR 1999
-------------------------------------------------------------------------------

       See attachment.

       Note: the Annual Report to Shareholders for 1999, consisting of the Management Report and the Financial Statements, is furnished to the Securities and Exchange Commission for information only and is not filed except for such specific portions that are expressly incorporated by reference in this report on Form 20-F.

                               ANNUAL REPORT 1999
                               MANAGEMENT REPORT

                                [Philips Logo]

                                    PHILIPS

                  [Pages 1 through 39 intentionally omitted.]

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion is based on the consolidated financial statements and should be read in conjunction with those statements and the other financial information. In connection with changes in the presentation of the consolidated financial statements, please refer to the section 'Changes in accounting and presentation' in Management's Discussion and Analysis (MD&A) and footnote 2 to the income statement.

The consolidated financial statements were prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch GAAP). These accounting policies differ in some respects from generally accepted accounting principles in the United States (US GAAP), which are discussed in note 28 to the consolidated financial statements.

The supplemental financial data includes earnings before interest, taxes, depreciation and amortization, referred to as Ebitda. In Philips' definition, Ebitda equals income from operations before depreciation and amortization charges (including write-off of in-process R&D). Because of the significant goodwill and other intangibles associated with the Company's acquisitions, management believes Ebitda can be an appropriate additional measure of operating performance. However, the reader should note that Ebitda is not a substitute for operating income, net income, cash flows and other measures of financial performance as defined by US GAAP and may be defined differently by other companies.

Beginning in 1999, Philips' consolidated financial statements are reported in euros. Previously presented financial statements denominated in Dutch guilders have been translated into euros using the irrevocably fixed conversion rate applicable since January 1,1999 for all periods presented (EUR 1 = NLG
2.20371). Management believes that the data denominated in euros reflects the same trends as previously reported. Philips' financial data may not be comparable to other companies that also report in euros if those other companies previously reported in a currency other than the Dutch guilder. See the notes to the consolidated financial statements.

> SUMMARY

During 1999, the overall profitability of continuing operations was improved and brought more into line with the Company's long-term objectives. At the same time, the Company was strengthened through several key acquisitions and continued investment in the Philips brand.

Sales in 1999 totaled EUR 31,459 million, which is an increase of 3% over 1998. On a comparable basis, excluding the effects of consolidations and exchange rates, the increase was 4%. The comparable sales increase in the second half of 1999 amounted to 5%, versus 2% in the first half, reflecting an upturn in our semiconductor business which achieved 15% growth during this period.

Income from continuing operations in 1999 improved to EUR 1,804 million (EUR
5.24 per share) as compared with EUR 541 million (EUR 1.50 per share) in 1998. Excluding the EUR 220 million higher results from business disposals, the increase over 1998 amounted to EUR 1,043 million. The 1999 results include a strong contribution from unconsolidated companies, particularly Taiwan Semiconductor Manufacturing Company (TSMC) and LG.Philips LCD Co. Income from continuing operations in 1998 was impacted by substantial operating losses at Philips Consumer Communications (PCC) as well as significant restructuring and other incidental charges.

The return on net assets (RONA) rose to 17.5% in 1999, compared to 6.5% in 1998 and 16.4% in 1997. In addition to increased income, the improvement was in part attributable to an increase in the net operating capital turnover rate to 3.14 in 1999 versus 2.91 in 1998 and 2.84 in 1997, reflecting improved operational efficiencies. RONA in 1998 was also affected by restructuring and incidental charges.

Cash flows from operating activities totaled approximately EUR 1.9 billion, compared with EUR 2.1 billion in 1998 and EUR 3.2 billion in 1997. The slight decline from 1998 is primarily attributable to increased working capital requirements of the Company's businesses.

Cash required by investing activities in 1999 totaled approximately EUR 3.8 billion, compared to EUR 1.4 billion in 1998 (excluding the divestiture of PolyGram). In 1997, these activities generated cash of EUR 45 million. The increased cash requirement compared to the last two years is attributable to several business acquisitions during the year.

The net cash utilized by financing activities in 1999 totaled approximately EUR
2.6 billion, including the return of EUR 1.5 billion to shareholders. The requirements in 1998 and 1997 were EUR 0.8 billion and EUR 2.7 billion (including significant debt repayments) respectively.

Over the last several years, numerous actions have been taken to provide increased focus on Philips' core competencies and core businesses. During 1999, several strategic acquisitions were made, reinforcing segments in which Philips aims to have a leadership position. In June 1999, Philips acquired California-based VLSI Technology, at a cost of EUR 1.1 billion, which includes assumed debt totaling EUR 0.1 billion. VLSI's digital expertise, particularly in ASICs design, will be a platform for Philips' expansion in the USA and an important step towards becoming a leading global supplier of communications and consumer semiconductor products.

Effective July 1999, Philips acquired - for EUR 1.7 billion (of which EUR 0.2 billion has not yet been paid) - a 50% equity interest in a new joint venture with LG Electronics of South Korea: LG.Philips LCD Co., a world-leading supplier of active matrix liquid crystal flat panel displays (AMLCDs). Flat panels represent the fastest-growing segment of the display industry, and one in which Philips wants to build a leadership position.

Other 1999 acquisitions included Voice Control Systems Inc. (VCS) in the area of speech technology, an incremental 10% interest in Origin B.V., 51% of Construlita de Queretaro S.A., Mexico's largest seller of architectural lighting, and Micrion Corporation, active in the field of charged particle beam technology, which was acquired to strengthen the majority-owned subsidiary FEI Corporation of the USA. The aggregate cost of acquisitions, approximately EUR 3 billion, was funded through the use of the large cash position which resulted from the sale of the Company's 75% shareholding in PolyGram in 1998.

As part of its refocusing strategy, Philips sold a number of activities in 1999. The most significant divestments were in the Miscellaneous segment (Airpax of the USA, the DDF Logistica warehousing and logistics operations in Brazil, several activities of Philips' Plastics and Metalware Factories (PMF) business, and Philips Hearing Technologies) and the remaining part of the Conventional (non-ceramic) Passive Components business group. Additionally, with the aim of increasing efficiency and enhancing profitability, certain production facilities were closed, integrated with other facilities or relocated to lower cost countries. The consolidation of manufacturing units is expected to be continued beyond 1999.

In addition to the refocusing strategy, the Company was strengthened through continued substantial investments in the Philips brand, particularly in the USA.

A comprehensive survey of 14,000 consumers in different countries has confirmed the success of 'Star Products', the global advertising campaign which focuses on a select group of high-end products. The campaign has resulted in enhanced brand awareness and brand image as well as increased market shares.

> SALES AND INCOME FROM OPERATIONS
--------------------------------------------------------------------------------
amounts in millions of euros

                                               1999          1998          1997

Sales                                         31,459        30,459        29,658

     % nominal growth                              3             3             9

     % comparable growth                           4             6             8

Ebitda                                         3,555         2,573         3,285

Income from operations                         1,751           685         1,714

     as a % of sales                             5.6           2.2           5.8
--------------------------------------------------------------------------------

Sales in 1999 grew to EUR 31,459 million, 3% higher, on a nominal basis, than the EUR 30,459 million in 1998, which in turn was 3% higher than the EUR 29,658 million total for 1997. Currency fluctuations, primarily

SALES                                      1995    1996    1997    1998    1999
                                           ----    ----    ----    ----    ----
in billions of euros                       25.3    27.1    29.7    30.5    31.5
% comparable growth                          11%      6%      8%      6%      4%

the appreciation of the US dollar and the Japanese yen versus the euro, had a positive effect (2%), while various changes in consolidations reduced sales by 2%. The unfavorable effect of changes in consolidation was primarily attributable to the divestment of the non-ceramic activities of Passive Components and a significant portion of the Miscellaneous sector's operations, partially offset by the acquisitions of VLSI, Construlita de Queretaro and Voice Control Systems. Sales growth in 1999, on a comparable basis, was 4%. This comprised a volume increase of 11% that was partly offset by an average decrease in selling prices of 8%. The growth was driven by Consumer Products (6%) and Semiconductors (5%).

Geographically, sales growth in 1999 showed a divergent pattern. North America recorded robust growth (9%), with nearly all sectors contributing. Asia Pacific recovered from its 1998 slump and recorded 7% higher sales, realized across all sectors. Europe registered 1% growth, which was realized in Consumer Products, benefiting from excellent PCC sales, and Origin. In addition, Latin America experienced a recovery in sales in the second half of the year, and came close to positive growth for the full year.

In 1998, nominal sales were 3% higher than in 1997.

SEGMENT REVENUES
PER GEOGRAPHIC AREA
in billions of euros

                                   1998            1999
--------                           ----            ----

North America                       8.6             9.3
Latin America                       2.0             1.6
Europe                             27.5            29.1
Africa                              0.1             0.1
Asia                               10.0            11.2
Australia and New Zealand           0.4             0.4

This included unfavorable effects of currency fluctuations of 2%, mainly relating to the depreciation of certain Asian currencies and a weakening of the US dollar against the Dutch guilder. Consolidation changes had a net negative impact of 2%. Adjusted for currency and consolidation changes, the comparable sales growth was 6%, consisting of 16% volume growth, offset by 9% price erosion.

The main deconsolidations were Philips Car Systems, Pie Medical, Philips Optoelectronics, Philips Financial Services in the UK, the Smart Card business and various other activities in Industrial Electronics and Components. Positive effects on sales arose from the consolidation of the activities of the PCC joint venture with Lucent Technologies for 9 months in 1998, as compared to only 3 months in 1997, the consolidation of Hosiden and Philips Display (HAPD) from April 1, 1998, and the acquisitions of ATL Ultrasound, Philips Mietsysteme and Payer Lux.

Income from operations in 1999 totaled EUR 1,751 million, or 5.6% of sales, as compared to EUR 685 million or 2.2% of sales and EUR 1,714 million or 5.8% of sales in 1998 and 1997, respectively. The largest increase in income from operations was realized by PCC, whose results improved significantly in 1999. PCC's 1998 results were adversely affected by special

INCOME FROM OPERATIONS
as a % of net operating capital - (RONA)   1995  1996   1997   1998   1999
                                           ----  ----   ----   ----   ----
                                           15.4   4.2   16.4    6.5   17.5

charges in connection with the dissolution of the joint venture with Lucent Technologies (EUR 375 million), including subsequent restructuring costs. Income from operations in 1999 was also favorably impacted by EUR 220 million higher non-recurring income from divestments - principally the sale of Conventional Passive Components. Furthermore, income was positively influenced by the capitalization of IT software and lower pension costs. Wage costs showed a decrease of 2% compared to 1998, reflecting the strong reduction in the average number of personnel, the ongoing relocation of production facilities to low-wage countries and lower pension costs.

INCOME FROM OPERATIONS PER GEOGRAPHIC AREA as a % of segment revenues

                                      1998         1999
                                      ----         ----

North America                        (5.5)          0.9
Latin America                       (10.2)         (2.5)
Europe                                3.9           3.9
Africa                               (0.7)          0.9
Asia                                  2.9           5.2
Australia and New Zealand            (1.6)          0.2

On a geographic basis, North America generated the largest increase in income from operations. This was primarily due to the aforementioned substantially improved performance at PCC. Europe also achieved an improvement in income, mainly for the same reason. Asia Pacific benefited from stronger results in China, mainly Consumer Electronics and Components, improving results in the HAPD joint venture and better PCC results. Income in Latin America reflected a recovery from last year, driven especially by positive Consumer Electronics results.

The year-to-year comparisons of income from operations are impacted by the amortization of intangibles and the write-off of in-process R&D resulting from recent acquisitions such as VLSI Technology, VCS and Micrion/FEI in 1999 and ATL Ultrasound in 1998. Additionally the comparisons are affected by the write-down of tangible fixed assets at PCC in 1998.

Ebitda in 1999 totaled EUR 3,555 million, which is approximately EUR 1 billion more than in 1998 (EUR 2,573 million) and higher than in 1997 (EUR 3,285 million).

Income from operations of EUR 685 million, or 2.2% of sales in 1998, compared to income of EUR 1,714 million, or 5.8% of sales, in 1997. In addition to the acquisition-related charges for ATL Ultrasound and Active Impulse Systems (EUR 253 million, including asset write-downs), 1998 income was adversely affected by special charges in connection with the dissolution of the PCC joint venture with Lucent Technologies (EUR 375 million), including provisions for PCC's subsequent restructuring. Other special charges include the restructuring provision for HAPD in Japan (EUR 47 million), higher pension costs in a number of countries, the risk relating to trade receivables in Brazil (total EUR 86 million) and other restructuring programs (EUR 67 million).

In addition to these special items, income from operations in 1998 was adversely affected by the recurring operating losses at PCC and declining profits at Components, which were only partly offset by performance improvements in the Lighting sector and at Origin.

Ebitda performance in 1998 compared to 1997 developed in line with income from operations, except for the write-off of in-process R&D relating to the acquisitions of ATL Ultrasound and Active Impulse Systems in 1998 (total EUR 202 million), which had the effect of reducing income from operations in that year.

> RESTRUCTURING

The competitive environment in which Philips' organizations operate requires rapid adjustments in organizational structure, product portfolio and customer orientation. In order to accelerate the process of reorganization, a major restructuring program was launched in 1996 to make the organization more flexible and thus able to respond more effectively to changing conditions. The program led to an ongoing process of restructuring and/or discontinuance of underperforming or non-core activities. The main loss-making operations that have been restructured or eliminated over the past three years include Grundig, Philips Media (including Superclub's video rental business), the Data Communication business, various activities of Industrial Electronics, the remaining PCC operations following the dissolution of the joint venture with Lucent, and the HAPD activities in Japan.

Businesses that have been sold include PolyGram, Philips Car Systems, Conventional Passive Components, Semiconductors' Complex Programmable Logic Devices, Consumer Electronics' retail and rental operations in Australia and sundry activities such as Philips Hearing Technologies, parts of Philips' Plastics and Metalware Factories and Airpax. Overall, over 40 activities have been discontinued or divested. In addition, Philips management continuously monitors various projects to improve the performance of operations, including such measures as the closure of factories, the ongoing shift of production facilities to low-cost areas, and the concentration and integration of production centers into industrial campuses.

Restructuring charges recorded against income from operations in 1999 totaled EUR 123 million for various projects in the sectors Lighting, Components, Consumer Products, Professional and Miscellaneous. Individually, these projects were not of material significance, the largest being the restructuring of the Flat Panel Display activities at Waalre in the Netherlands (EUR 38 million). In 1998, the overall restructuring charges amounted to EUR 349 million, mainly concerning the Consumer Products, Components and Lighting sectors. The two single largest projects in 1998 were the worldwide restructuring of the remaining PCC activities in the Consumer Products sector and HAPD Japan in the Components sector. These projects account for more than 75% of the total charges in that year. None of the above charges had any direct bearing on recently acquired businesses.

The largest portion of the 1999 restructuring charges covers the costs of personnel lay-offs and asset write-downs. Personnel lay-off costs totaled EUR 71 million for approximately 1,500 terminations, of which 1,100 relate to direct labor and 400 to indirect personnel (1998: EUR 124 million for approximately 4,000 terminations, the main project being PCC which involved some 1,400 lay-offs). The actual number of lay-offs effected during 1999 totaled approximately 2,500 persons. Write-downs of assets totaled EUR 40 million (1998: EUR 192 million), of which EUR 4 million related to inventory write-offs and EUR 36 million to write-downs of tangible fixed assets.

Charges for write-downs of fixed assets mainly related to Components, Lighting, Professional and Miscellaneous (1998: EUR 58 million, largely relating to the write-off of impaired assets in the HAPD joint venture). Inventory write-off charges in 1999 of EUR 4 million were primarily related to Components (1998: EUR 134 million; approximately 90% of these charges involved inventory write-offs at the remaining PCC operations).

Other charges in 1999 amounted to EUR 12 million (1998: EUR 33 million), mainly reflecting the costs involved in the cancellation of various contracts (building leases, car leases, etc).

In 1999, releases of surplus restructuring provisions totaled EUR 78 million. The releases were primarily related to Consumer Products, Lighting and Components and were caused by reduced severance requirements, due to the transfer of workers scheduled to be laid off to other positions within the Company and by changes in restructuring plans. In 1998, these releases amounted to EUR 28 million for Lighting, Consumer Products, Professional and Semiconductors.

In general, the restructuring plans lead to cash outlays in the year in which they have been recognized or in the subsequent year, and are financed from the normal cash flow from operations without having a material impact on the Company's financial position. Management believes that in the near future, the Company's earnings will benefit from the restructuring plans by approximately EUR 100 million per year, as a result of reduced salaries and wages as well as lower depreciation costs.

In January 2000, Philips announced its intention to reduce costs at its picture tube factory in Aachen, Germany and to relocate part of production to another picture tube plant in Dreux in France, in order to improve efficiency. This is expected to result in a headcount reduction of 540 out of a total of 1,600 jobs in Aachen. The cost of this project is as yet unknown but any charges will be recognized in 2000.

For further details on restructuring charges, see note 2 to the financial statements.

Financial income and expenses amounted to income of EUR 32 million in 1999, as compared to expenses of EUR 312 million in 1998 and EUR 319 million in 1997. Beginning in 1999, the interest component of pension expense is no longer included in financial income and expenses but included in pension cost, as part of income from operations. This accounts for a positive variance in financing costs of EUR 62 million in 1999. Net interest expense declined to EUR 129 million in 1999, mainly reflecting the impact of the net cash position (cash exceeded debt) that prevailed during the first half of 1999 as a result of the cash proceeds from the sale of PolyGram at the end of 1998. This compares to net interest expense of EUR 244 million in 1998 and EUR 339 million in 1997. During 1999, the average cash level was higher than the average debt, resulting in an average net cash position of EUR 0.7 billion. This compares to an average net debt position of EUR 4.1 billion in 1998.

Financial income in each of the years contains gains from the sale of marketable securities. In 1999, a gain of EUR 117 million was realized on the sale of a portion of the JDS Uniphase shares received upon the sale of Philips Optoelectronics in 1998. In addition, dividends totaling EUR 28 million were received on the Seagram shares obtained upon the sale of Philips' 75% stake in PolyGram. Likewise, 1998 included a EUR 39 million gain from the sale of shares (mainly Flextronics) and 1997 included a EUR 72 million gain (mainly Viacom Inc. and Fluke Corporation).

The foreign exchange result in 1999, including the effect of hedging US dollar intercompany loans to foreign subsidiaries, was a gain of EUR 13 million. By contrast, the 1998 loss on exchange differences (EUR 40 million) was principally due to hedging expenses in emerging markets, against a gain of EUR 12 million in 1997.

Income tax charges totaled EUR 336 million in 1999, compared to EUR 41 million in 1998 and EUR 276 million in 1997. This corresponds to an effective tax rate in 1999 of 19%, up from 11% in 1998, and in line with 20% in 1997. The lower effective tax rate compared to the statutory rate resulted from the utilization of previously unrecognized loss carryforwards in various countries in Europe and releases of valuation allowances.

Results relating to unconsolidated companies in 1999 totaled EUR 409 million, compared with EUR 39 million in 1998. Income in 1999 was positively influenced by the significant contribution from LG.Philips LCD Co. of EUR 188 million, net of charges for the amortization of goodwill and other intangibles (EUR 47 million) during the last six months of the year. Disregarding LG.Philips LCD Co. and various non-recurring results in 1999 and 1998, the results in 1999 were still considerably higher than the previous year, largely attributable to improving TSMC results, which reflect TSMC's capacity increase (fifth wafer fab operational in 1999) as well as the upturn in the semiconductor industry in 1999. Philips' results relating to unconsolidated companies also reflect a EUR 92 million gain recorded on TSMC's debt equity conversion. ASML reported a 31% increase in earnings in 1999, reflecting a particularly strong second half of the year. Finally, funding costs incurred at NavTech were substantially in line with 1998, excluding the one-off gain from the sale of a portion of the NavTech shares to a consortium of investors in the first quarter of 1999.

In 1998, the results from TSMC and ASML were significantly below 1997 due to the global slump in the semiconductor industry and the crisis in Asia. NavTech's losses in 1998 were below the 1997 level.

The share of third-party minority interests in the income of Group companies amounted to EUR 52 million in 1999, in contrast to 1998 when third-party shareholders absorbed EUR 170 million of the net losses incurred by Group companies. This was substantially related to Lucent Technologies' share in the losses of the PCC joint venture that was dissolved at the end of September 1998. Excluding Lucent's contribution, minority interests in 1998 amounted to EUR 16 million. The increase in 1999 reflects the improving income performance of the joint ventures in China and of HAPD Japan.

In 1997, minority interests amounted to EUR 18 million.

> NET INCOME

Income from continuing operations was EUR 1,804 million in 1999 (EUR 5.24 per common share), compared to EUR 541 million (EUR 1.50 per common share) in 1998 and EUR 1,231 million (EUR 3.52 per common share) in 1997.

Income from discontinued operations in 1998 and 1997 represents Philips' 75% share in the operations of PolyGram through December 10, 1998, and amounted to EUR 210 million in 1998, and EUR 263 million for the full year 1997, both amounts net of applicable income taxes.

Philips sold its shares in PolyGram to The Seagram Company on December 10, 1998. In connection with this sale, a gain was recognized in 1998 of EUR 4,844 million, free of taxes.

Extraordinary items in 1999 amounted to a loss of EUR 5 million as opposed to a net gain of EUR 458 million in 1998 and a EUR 1,108 million gain in 1997. The extraordinary losses in 1999 relate entirely to premiums paid for the early redemption of long-term debentures.

Major items in 1998 were the sales of Philips Car Systems at a net gain of EUR 379 million and Philips Optoelectronics at a net gain of EUR 78 million.

The 1997 gain was principally attributable to the sale of a portion of Philips' shareholding in TSMC (net gain EUR 898 million), the sale of the 50% shareholding in United & Philips Communications, the sale of a third tranche of the Company's shares in ASML and several other divestments. These gains were partially offset by the final settlement relating to Grundig, which resulted in an extraordinary loss.

Net income in 1999 amounted to EUR 1,799 million (EUR 5.22 per common share). Net income for 1998, including EUR 5,054 million relating to the discontinued PolyGram operation and its related sale, totaled EUR 6,053 million (EUR 16.81 per common share) compared to EUR 2,602 million (EUR 7.45 per common share) in 1997.

> CHANGES IN ACCOUNTING AND PRESENTATION

As part of an ongoing process of making Philips' financial reporting more transparent and in order to provide a better insight into the Company's earnings capacity, financial position and cash flows, certain accounting and presentation changes have been implemented in 1999, which are explained below. Most of the changes have the benefit of aligning Philips' reporting more closely with US GAAP requirements, while still being in full compliance with Dutch regulations.

Accounting changes:

o In contrast to previous years, the 1999 financial statements do not include the proposed dividend distribution for the year 1999, since that dividend must be approved by the General Meeting of Shareholders in March 2000. Prior years have been restated accordingly.

o Beginning in 1999, certain expenses for the development and purchase of IT software for Philips' internal use are capitalized and will subsequently be amortized over its useful life. The cost of capitalized software in 1999, a year of high IT expenditure, amounted to EUR 200 million, of which EUR 24 million was amortized.

Presentation changes:

o The presentation of extraordinary items of income has been brought fully in accordance with US GAAP. Results from divestitures, other than a segment of a business, are reported in income from continuing operations and no longer as extraordinary items.

o The interest component of pension expenses has been included in pension costs (part of income from operations) rather than in financial income and expenses. On a comparable basis, 1998 and 1997 income from operations would both decrease by EUR 59 million.

The comparable figures of previous years have not been restated for these presentation changes. The 1999 figures in accordance with the 1998 and 1997 presentation have been provided in a footnote on the face of the income statement. Reclassified figures for 1998 and 1997 in accordance with the 1999 presentation are provided in the notes to the consolidated financial statements.

> NEW ACCOUNTING STANDARD

On June 15, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (FAS) No. 133: 'Accounting for Derivative Instruments and Hedging Activities'. In compliance with this guideline, Philips will apply FAS 133 beginning on January 1, 2000. This Statement requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period either in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction, and if so, on the type of hedge. The implementation of FAS 133 has led to transition adjustments in the opening balance sheet and the earnings statement at January 1, 2000. These transition adjustments at January 1, 2000, are not expected to have a material impact on earnings or equity.

> US GAAP

The Group financial statements have been prepared in accordance with Dutch GAAP, which differs in certain respects from US GAAP. Income from operations under US GAAP was EUR 1,553 million in 1999, compared with EUR 1,309 million in 1998. Income from continuing operations determined in accordance with US GAAP was EUR 1,595 million in 1999, compared with EUR 1,025 million in 1998 and EUR 2,500 million in 1997. These aggregate amounts correspond to basic earnings per common share of EUR 4.63 in 1999, EUR 2.85 in 1998 and EUR 7.16 in 1997.

Please refer to note 28 to the consolidated financial statements for a description of the primary differences between Dutch GAAP and US GAAP, and the earnings per share information.

> DIVIDEND

A proposal will be submitted to the General Meeting of Shareholders to declare a dividend of EUR 1.20 per common share (compared with the EUR 1.00 dividend per common share paid in 1999, reflecting the 1998 profit distribution). Unlike previous years, the balance sheet presented in this report as part of the consolidated financial statements for the period ended December 31, 1999 is before profit distribution that is subject to shareholder approval after year-end. This is in line with Dutch GAAP requirements and trends in international accounting. Adoption of the dividend proposal by the General Meeting of Shareholders will result in a total dividend payment in the year 2000 of EUR 399 million (compared with EUR 361 million paid in 1999).

> EMPLOYMENT

The number of employees at the end of 1999 totaled 226,874, which translates into a headcount reduction of 6,812 from the previous year-end. The reduction was in part due to a number of consolidation changes. The most significant divestments occurred in the Miscellaneous sector, where the sale of Airpax in the USA led to a reduction of 2,002 employees. In addition, headcount was reduced by approximately 3,632, primarily because of the sale of several activities of PMF, mainly in the Netherlands, and the physical

EMPLOYEES (AT YEAR END)
in thousands               1995      1996      1997      1998      1999
                            253       250       252       234       227

distribution and warehousing activities in Brazil. Various acquisitions added 2,977 persons to the Company's payroll, the most important being VLSI with 2,257 employees.

Adjusting for these consolidation effects, the headcount reduction came to 4,155, including Lighting (1,915), Consumer Electronics (2,618) and PCC (962), whereas increases occurred in Semiconductors (1,133) and Components (432). Geographically, the main headcount reductions were in Asia Pacific and Latin America, while additions to headcount were made in Europe.

EMPLOYEES (at year end: 226,874)
% per sector

Unallocated               3.0
Lighting                 20.9
Consumer Products        21.1
Components               18.4
Semiconductors           13.2
Professional             11.1
Origin                    7.4
Miscellaneous             4.9

> SEGMENT SALES AND INCOME FROM OPERATIONS

The following segments are reported separately: Lighting, Consumer Products, Components, Semiconductors, Professional, Origin, Miscellaneous and Unallocated. For a comprehensive business description of the various product divisions, please refer to the relevant section in the consolidated financial statements (note 29).

In the course of 1999, the Board of Management decided to regroup all the activities of the Business Electronics division. Upon completion of this process, this division ceased to be an organizational entity effective January 1, 2000. Consequently, the financial reporting relating to Business Electronics in the product sector reporting remained unchanged until this date.

SALES PER PRODUCT SECTOR
% per sector

Lighting                 14.5
Consumer Products        39.5
Components               11.9
Semiconductors           12.1
Professional             16.5
Origin                    3.4
Miscellaneous             2.1

For the convenience of the reader, the following comments on the business performance per product sector are preceded by a summary of the primary performance indicators for the respective years. Further segment information is provided in the notes to the financial statements.

> LIGHTING
--------------------------------------------------------------------------------
amounts in millions of euros

                                       1999       1998        1997

Sales                                 4,548      4,453       4,549

     % nominal growth                     2        (2)          13

     % comparable growth                  1          1           5

Ebitda                                  772        776         715

Income from operations                  602        595         522

     as a % of segment revenues        13.1       13.2        11.3
--------------------------------------------------------------------------------

Sales in the Lighting division in 1999 totaled EUR 4.5 billion, representing nominal growth of 2%, in line with the world market, with positive volume growth being eroded by continuing price erosion, particularly in Europe; currency movements had a positive effect. Geographically, Asia posted the strongest growth, whereas the economic problems in South America and Central and Eastern Europe resulted in lower sales in these regions.

LIGHTING

in billions of euros

                                  1995      1996      1997      1998      1999
                                  ----      ----      ----      ----      ----

intersegment sales                 0.1       0.1       0.1       0.1       0.0
sales (excluding intersegment      3.8       4.0       4.5       4.5       4.5
  sales)

Of our business units, Automotive achieved the strongest sales growth due largely to the success of the Xenon high-intensity lamps, which were specified by an increasing number of automakers. Income from operations of EUR 602 million, representing an operating margin of 13.1%, was impacted by restructurings in both Europe and Latin

LIGHTING income from operations

                              1995     1996       1997      1998      1999
                              ----     ----       ----      ----      ----

in millions of euros           446      319        552       595       602
as a % of segment revenues    11.6      7.8       11.3      13.2      13.1

America as we continue to reduce the cost base. Excluding restructuring costs and incidental items, the income improvement was due to slightly higher sales volume and the positive effects of prior-year restructurings and cost efficiencies. The largest income improvement was realized in the Automotive business. Luminaires and Lamps also contributed to the improvement.

Nominal sales in 1998 decreased by 2% to EUR 4.5 billion. Currency movements had a negative impact of 3%. Disregarding this influence, sales on a comparable basis were 1% higher, the net balance of a 4% volume increase and 3% lower prices. Overall, growth continued in Europe and Asia, partly offset by minor decreases in North America and Latin America.

Income from operations in 1998 improved to EUR 595 million, or 13.2% of segment revenues, from EUR 522 million, or 11.3% of segment revenues, in 1997. Income benefited from cost savings associated with prior restructuring actions, purchasing efficiencies, an improved product mix, and the sale of a factory building in Spain.

> CONSUMER PRODUCTS
--------------------------------------------------------------------------------
amounts in millions of euros

                                     1999      1998     1997

Sales                              12,437    12,472   11,465

     % nominal growth                   0         9       19

     % comparable growth                6         7        7

Ebitda                                847        61      706

Income from operations                555     (278)      335

     as a % of segment revenues       4.3     (2.2)      2.7
--------------------------------------------------------------------------------

In 1999, nominal sales in this sector were essentially flat at EUR 12.4 billion. However, adjusted for the positive effects of higher exchange rates (1%) and consolidation changes (minus 7%), comparable growth in 1999 amounted to 6%. The main consolidation change was the dissolution of the PCC joint venture, which had a substantial impact on sales in 1999. Lower prices had an impact of 11%, whereas sales volume had a positive effect of 17%. The growth related especially to the substantial increase in sales at PCC, where unit sales of cellular phones almost doubled, and a favorable Consumer Electronics performance.

Income from operations in the sector increased to EUR 555 million, or 4.3% of segment revenues, in 1999, up from a loss of EUR 278 million, or 2.2% of segment revenues, in 1998. The significant turnaround was

CONSUMER PRODUCTS
in billions of euros

                                       1995    1996     1997     1998      1999
                                       ----    ----     ----     ----      ----
intersegment sales                      1.1     0.8      0.7      0.3       0.3
sales (excluding intersegment sales)    8.7     9.6     11.5     12.5      12.4

primarily attributable to the fact that PCC's operating performance was drastically improved after the dissolution of the joint venture with Lucent and the subsequent restructuring of the remaining PCC activities. The disentanglement and restructuring had a significant negative impact on 1998 earnings. Disregarding the impact of PCC, profitability of the Consumer Electronics division was affected by lower income performance in a number of businesses. The income of Domestic Appliances and Personal Care benefited from prior-year restructurings and new product introductions. Higher license income also was a positive factor in 1999.

CONSUMER PRODUCTS income from operations


                              1995     1996      1997       1998      1999
                              ----     ----      ----       ----      ----
in millions of euros          209       191       335       (278)      555
as a % of segment revenues    2.1       1.8       2.7       (2.2)      4.3

Sales in 1998 rose 9% to EUR 12.5 billion from EUR 11.5 billion in 1997. On a comparable basis the growth was 7%. Consolidation changes - notably the consolidation of Lucent Technologies' Consumer Products division from October 1997 through its subsequent dissolution in September 1998 - had a positive effect on sales of 3%. Lower exchange rates had an offsetting effect of almost 2%. Prices suffered a 13% decrease and volume increased by 20%.

Income from operations in the sector fell to a loss of EUR 278 million in 1998, compared with a profit of EUR 335 million in 1997. The 1998 figure included the significant losses at the PCC joint venture of EUR 835 million, in part relating to non-recurring charges of EUR 375 million in connection with the dissolution of the joint venture, including restructuring charges of EUR 216 million. In 1997, PCC incurred operating losses of EUR 273 million. Excluding the PCC losses, 1998 income for the sector was almost at the same level as in 1997, helped by a significant increase in license revenues and benefiting from restructuring programs carried out in prior years.

CONSUMER ELECTRONICS

In 1999, disregarding the effects of consolidation changes (minus 8%) - principally the dissolution of the joint venture with Lucent - and currency changes (plus 1%), sales growth was 6% on a comparable basis. This comprised 13% lower prices and 19% higher volume. The growth in Consumer Electronics was headed by very strong sales in PC Peripherals, particularly in monitors, benefiting from strong market demand and reduced price erosion. In addition, sales of PCC and Audio increased sharply. PCC benefited from the successful launches of the Savvy product in the low-mid tier and the Xenium product in the upper tier of the European GSM market, leading to an almost doubling of the unit sales of cellular handsets. The significant sales growth in Audio was driven by CD-R/RW, leading to a gain in market share, particularly in Europe and the USA. Sales in TV were flat, virtually in line with the market. Sales in Videq (video equipment) were virtually unchanged from the prior year, clearly outperforming the market, which saw a sharp decline. Consumer Electronics' sales increased strongest in North America and Asia.

The increase in income from operations was quite spectacular, and was entirely attributable to PCC, whose losses relating to the development and introduction of new products and delayed product launches were significantly reduced after the disentanglement of the Lucent part of the business and the subsequent streamlining of Philips' product offering. The resulting cost reductions and the new product introductions resulted in PCC income ending above break-even in the last quarter of the year. Disregarding PCC, the division's profitability was affected by lower income performance in a number of businesses. Television income was affected by components shortages in Europe, which limited the availability of high-end products in Consumer TV. The Videq business was faced with strong price pressures and incurred high development costs for DVD and DVD-R. PC Peripherals met with severe price erosion in CD-RW and DVD-ROM, whereas income of the Monitor business was influenced by plant restructuring costs and unfavorable currency effects. The Audio business benefited from a strong performance in the Americas and Europe, which was partly offset by increased production costs in Asia Pacific.

In 1998, sales on a comparable basis increased by 9%. Steep volume growth of 24% was partly offset by price erosion of 16%, which was particularly strong in peripherals (monitors), video products and communications (telephony).

Income from operations in 1998 was negative, primarily due to the PCC losses, compared with a profit in 1997. Besides non-recurring and restructuring charges, the losses were caused by delays in the introduction of new products, among many other factors. In 1998, a restructuring program for PCC was designed to streamline the product offering and to reduce costs in order to achieve profitability for the remaining business, focusing on core strengths in GSM technology, corded and cordless phones. Most of the other consumer electronics businesses reported a profitable performance in 1998, but at a lower level than in 1997, partly due to the impact of the difficult economic situation in Brazil. Higher start-up costs for new activities, development costs and continuing price erosion - especially in Monitors - further contributed to the decline in income.

DOMESTIC APPLIANCES AND PERSONAL CARE

Sales in 1999 increased by 2% on a comparable basis, mostly attributable to a good performance in the Male shaving and grooming business in all regions. Both the Cool Skin product and the recently introduced Quadra Action shaver performed very well in the USA, and as a consequence the global market share in shavers has increased. Sales in all product groups in Asia Pacific ended significantly higher.

Income from operations in 1999 improved, benefiting from the positive effect of prior-year restructurings and new product introductions. Additional positive effects arose from stricter cost controls and lower incidental costs. The income improvement was primarily attributable to stronger results in Male shaving and grooming (notably rota shavers and trimmers), Food preparation and Garment care.

Geographically, income improved in North America, Latin America - attributable to the effect of rationalizations in Brazil - and Asia. Income in Europe was practically unchanged.

DAP sales in 1998 were down 4% on 1997, mainly due to sharply decreasing markets in Asia, Latin America and Eastern Europe. Excluding the effects of changes in consolidations and exchange rates, the comparable sales growth was negative 3%.

Income from operations in 1998 was lower, reflecting the sluggish sales. In addition, costs increased partly because of restructuring charges and higher expenses for advertising and promotion relating to new product introductions. The Personal Care business maintained its strong income level, while Cooking & Comfort recorded good results, especially in Irons. The income of the Domestic Appliances business was affected by restructuring charges relating to various industrial facilities and its high exposure to regions where markets have declined.

> COMPONENTS
--------------------------------------------------------------------------------
amounts in millions of euros

                                      1999        1998        1997

Sales                                 3,754       3,814       3,664

     % nominal growth                    (2)          4          27

     % comparable growth                  3           5           5

Ebitda                                  661         408         537

Income from operations                  286          44         255

     as a % of segment revenues         5.4         0.8         5.0
--------------------------------------------------------------------------------

Sales in 1999 declined by 2% to slightly less than EUR 3.8 billion from slightly more than EUR 3.8 billion in 1998. Consolidation changes - notably the sale of Conventional Passive Components at the end of 1998 - reduced sales by 9%, while currency changes had a positive effect of 4%.

COMPONENTS
in billions of euros

                                       1995    1996     1997     1998      1999
                                       ----    ----     ----     ----      ----
intersegment sales                      1.4     1.5      1.4      1.4       1.6
sales (excluding intersegment sales)    2.5     2.9      3.7      3.8       3.8

Comparable sales growth came to 3%, which was slightly lower than the market. Average prices decreased 10% while volume rose by 13%. Substantial positive sales growth was recorded in Flat Display Systems, attributable to sustained strong growth in small LCD displays for cellular phones and in large LCD screens, which were partly sourced from the new joint venture with LG Electronics in South Korea. Sales in Display Components were slightly lower, caused by TV tubes, while Color Monitor tubes increased strongly. On balance, the market position was unchanged in Display Components. The division's sales increased strongest in Asia Pacific and North America, partly offset by lower sales in Latin America. Segment revenues (including intersegment sales) in 1999 were 5% higher compared to the previous year.

Income from operations in 1999 improved substantially to EUR 286 million, up from EUR 44 million a year earlier. Disregarding one-off effects such as gains from the sale of participations, largely the EUR 169 million gain on the sale of the Conventional Passive Components business, and restructuring charges for the AMLCD business in both years, income in 1999 improved. Various product groups, but particularly Flat Display Systems, accounted for the increase in income from operations. The results of the

COMPONENTS income from operations

                              1995     1996      1997       1998      1999
                              ----     ----      ----       ----      ----
in millions of euros          305       316       255        44        286
as a % of segment revenues    7.9       7.3       5.0       0.8        5.4

HAPD joint venture steadily improved to reach break-even during the second half of the year. For the full year 1999, the HAPD losses were substantially below those incurred in the nine months of 1998 following HAPD's consolidation. Display Components income was marginally up, attributable to favorable developments in Asia Pacific and the Americas, partly offset by weak markets in Europe and Brazil. Although Optical Storage income for the full year was down, income performance showed a strong positive trend in the second half of the year.

In 1998 sector sales grew by 4% to EUR 3.8 billion from EUR 3.7 billion in 1997. Adjusted for consolidation changes (1% plus, principally HAPD) and unfavorable currency changes of 2%, comparable sales growth came to 5% in a market that fell by 9%. Substantial volume growth of 21% was partly offset by strong price erosion of 16%.

Income from operations in 1998 totaled EUR 44 million, compared to EUR 255 million in 1997. The decline in income was partly due to the EUR 101 million losses of HAPD, of which EUR 47 million was charged to income for the planned restructuring in Japan. Significant price erosion in Display Components (monitors), Optical Storage and Passive Components accounted for a further decrease in results, partly offset by higher results in General Systems Components and Magnetic Products.

> SEMICONDUCTORS
--------------------------------------------------------------------------------
amounts in millions of euros
                                        1999        1998      1997

Sales                                  3,796       3,212     3,144

     % nominal growth                     18           2        24

     % comparable growth                   5           5        14

Ebitda                                 1,195       1,225     1,164

Income from operations                   614         765       771

     as a % of segment revenues         13.5        19.3      20.3
--------------------------------------------------------------------------------

Sales in 1999 were EUR 3.8 billion, up 18% from EUR 3.2 billion in 1998. Adjusted for consolidation changes (10%, mainly attributable to the consolidation of VLSI Technology from June 1, 1999) and currency changes (an increase of 3%), the comparable sales growth was 5%, consisting of 14% volume growth partially offset by price erosion of 9%. In the first half of 1999, the sector suffered from the prior year's global crisis in the semiconductor industry, which came on top of the economic crisis in Asia. The second half saw a strong upturn in sales, following the strong rise in the market. All businesses contributed to the sector's growth. The regions that accounted for the sales growth were North America and Asia. However, the overall sales growth was lower than the increase in the market in which these businesses compete. As a result, Philips currently takes the ninth position in the global semiconductor

SEMICONDUCTORS
in billions of euros

                                       1995    1996     1997     1998      1999
                                       ----    ----     ----     ----      ----
intersegment sales                      0.4     0.5      0.6      0.8       0.8
sales (excluding intersegment sales)    2.4     2.5      3.1      3.2       3.8

industry - according to the provisional Dataquest ranking for 1999 - following the eighth position in 1998. Segment revenues (including intersegment sales) in 1999 increased by 3% over 1998.

Full-year income from operations in 1999 was significantly below 1998, fully attributable to the acquisition of VLSI. The consolidation of VLSI from June 1 had an unfavorable impact on income of this sector of EUR 201 million, attributable to VLSI's acquisition-related charges and operational losses.

SEMICONDUCTORS income from operations

                              1995     1996      1997       1998      1999
                              ----     ----      ----       ----      ----
in millions of euros           708       363       771       765        614
as a % of segment revenues    25.1      11.8      20.3      19.3       13.5

Ebitda in 1999, unaffected by in-process R&D and goodwill amortization charges for VLSI, ended almost in line with 1998, with the 1999 quarterly results showing an improving trend across all businesses. In 1998, the industry was in a downturn in the latter half of the year. Excluding VLSI and the gain on the sale of Complex Programmable Logic Devices, the operational margin in 1999 came to 18.9% of segment sales versus 19.3% in the prior year. The margins improved in each quarter of the year in line with the upturn of the business cycle, resulting in better factory utilization of capacity and somewhat lower price erosion.

In 1998, sales of EUR 3.2 billion were 2% higher than the previous year's EUR
3.1 billion. On a comparable
basis, growth was 5%, driven by volume growth of 15%, offset by 10% price erosion.

Income from operations in 1998, at EUR 765 million, was almost level with the previous year's EUR 771 million. This achievement was mainly attributable to product, manufacturing and investing policies that have been pursued in an industry that as a whole has been sharply affected by the Asian crisis and by overcapacity. Weakening of the market led to lower capacity utilization in the second half of the year and increased price erosion.

> PROFESSIONAL
--------------------------------------------------------------------------------
amounts in millions of euros
                                       1999       1998        1997

Sales                                 5,186      4,520       4,301

     % nominal growth                    15          5          12

     % comparable growth                  4          7          11

Ebitda                                  261        250         288

Income from operations                  100        (55)        207

     as a % of segment revenues         1.8       (1.2)        4.6
--------------------------------------------------------------------------------

In 1999, this sector generated sales of EUR 5.2 billion, compared to EUR 4.5 billion in 1998, a nominal increase of 15%. Excluding consolidation changes (plus 10%) and changes in currency exchange rates (plus 1%), sales on a comparable basis increased by 4%,

PROFESSIONAL
in billions of euros

                                       1995    1996     1997     1998      1999
                                       ----    ----     ----     ----      ----
intersegment sales                      0.1     0.1      0.2      0.1       0.3
sales (excluding intersegment sales)    3.4     3.8      4.3      4.5       5.2

entirely attributable to Medical Systems, while sales in Business Electronics were flat. Sales volume rose 8%, while prices decreased 4% on average.

PROFESSIONAL income from operations

                               1995     1996     1997       1998      1999
                               ----     ----     ----       ----      ----
in millions of euros           172       18       207        (55)      100
as a % of segment revenues     4.9      0.5       4.6       (1.2)      1.8

Income from operations in 1999 was EUR 100 million, or 1.8% of segment revenues, up from a loss of EUR 55 million, or 1.2% of segment revenues, in 1998. Income in 1998 had been substantially affected by the acquisition-related charges of EUR 233 million pertaining to ATL Ultrasound in the fourth quarter. The impact of other, smaller acquisitions (1999: Voice Control Systems and FEI/Micrion, versus 1998: Active Impulse Systems) was practically equal in both years. Excluding the impact of ATL, the income of the sector was down from the previous year, primarily because of the lower income of Business Electronics, mainly due to Digital Video-communication Systems (DVS), which is investing heavily in the US market for digital set-top boxes.

The sector sales in 1998 of EUR 4.5 billion compared to EUR 4.3 billion in 1997, a nominal increase of 5%. Excluding consolidation changes (minus 1%) and changes in currency exchange rates (minus 1%), sales on a comparable basis increased by 7%. Both Medical Systems and Business Electronics contributed to the growth that was driven by 12% higher business volume, partly offset by 5% lower prices.

Income from operations in 1998 came to a loss of EUR 55 million, down from a profit of EUR 207 million in 1997. Excluding the acquisition-related charges for ATL Ultrasound and AIS totaling EUR 253 million, income for the sector was EUR 197 million. The remaining decrease in income from 1997 was due to Business Electronics, which included restructuring charges and other non-recurring charges in 1998. Medical Systems, on the other hand, was positively influenced by the additional contribution from ATL Ultrasound excluding acquisition charges.

MEDICAL SYSTEMS

In 1999, Medical Systems recorded 9% comparable sales growth, significantly exceeding the total market growth, particularly in Asia Pacific and Western Europe. All regions, except Eastern Europe, recorded strong sales growth. The most significant increase was realized in Asia Pacific where sales ended significantly ahead of the prior year. The main growth areas are Customer Support, Cardio Vascular, Magnetic Resonance, and - through the acquisition of ATL in 1998 - the Ultrasound business. The integration of ATL has proceeded according to plan and has generated significant incremental synergies. Volume increased by 11%, which was partly offset by price erosion of 3%.

Income from operations in 1999 improved significantly compared to 1998, which had been severely affected by fourth-quarter charges of EUR 233 million for the write-offs of in-process R&D obtained in the strategic acquisition of ATL Ultrasound and other acquisition-related charges. The advance in Ebitda was considerably less spectacular because the 1998 comparison base was not affected by in-process R&D write-offs. Ebitda and income in 1999 both benefited from a strong sales performance and stricter cost control, especially in Western Europe and Asia Pacific. ATL Ultrasound made a significant positive contribution to income this year (excluding acquisition-related charges).

The 1998 sales increased by 6% on a comparable basis. Excluding ATL this was virtually in line with the development of the market. The remaining growth was attributable to the acquisition of ATL. Volume growth of 10% was partly offset by price erosion of 4%. Income from operations in 1998, excluding the ATL write-offs, increased 10% from 1997. The fourth-quarter ATL charge for in-process R&D amounted to EUR 182 million. Disregarding this charge and other acquisition-related charges (EUR 51 million) in connection with ATL, income benefited from ATL's contribution to normal operating results from the time of acquisition.

BUSINESS ELECTRONICS

Sales on a comparable basis were flat compared with the previous year, reflecting the balance of contrasting developments in various businesses. Strong growth was recorded in Electronic Manufacturing Technology (EMT), FEI, Fax and Philips Broadband Networks (PBN). On the other hand, lower sales were recorded in Philips Projects and in Philips Business Communications. Sales in Digital Video-communication Systems (DVS) and Communication and Security Systems (CSS) were virtually flat compared to 1998 levels.

Income from operations was significantly down compared to 1998. Both years were affected by special charges. Higher acquisition-related charges - mainly for amortization of goodwill and other identifiable intangible assets (1999: Voice Control Systems and FEI/Micrion; 1998: Active Impulse Systems) - account for a larger fall in income from operations than in

Ebitda. Both performance measures were affected by restructuring charges (1999: total BE division; 1998: DVS/BTS and FEI), as well as other non-recurring charges. The main factor in the deterioration of recurring income was the increase in DVS losses, caused by significant investments in the US markets for digital set-top boxes, even though DVS achieved break-even in the fourth quarter. EMT income was boosted by strong sales of high-margin products, but the improved income was insufficient to offset the higher DVS losses.

In 1998, sales growth was 9% on a comparable basis, mainly attributable to DVS, Projects and EMT. Income from operations was a loss in 1998, compared with a profit in 1997. The loss was primarily caused by the write-off of in-process R&D of AIS and restructuring costs relating to FEI and DVS, both in the United States. EMT, Fax and DVS-Digital Receivers made positive contributions to income in 1998.

> ORIGIN
--------------------------------------------------------------------------------
amounts in millions of euros
                                         1999        1998     1997

Sales                                   1,056       1,059      846

     % nominal growth                       0          25       30

     % comparable growth                    0          24       21

Ebitda                                    193         128       73

Income from operations                     97          59        -

     as a % of segment revenues           5.6         3.6        -
--------------------------------------------------------------------------------

Origin's sales in 1999 at EUR 1.1 billion were unchanged from the year earlier, both in nominal and comparable terms. Following substantial sales growth in the first six months, growth was sharply lower in the latter half of the year because of lower IT spending by companies in anticipation of the millennium. In particular, Enterprise Solutions and Professional Services were

ORIGIN
in billions of euros

                                       1995    1996     1997     1998      1999
                                       ----    ----     ----     ----      ----
intersegment sales                      0.3     0.4      0.5      0.6       0.7
sales (excluding intersegment sales)    0.1     0.7      0.8      1.1       1.1

affected, whereas Managed Services was strong. Sales growth was realized in North America, Europe and Asia Pacific, offsetting a strong decrease in Latin America.

Segment revenues (including intersegment sales) in 1999 developed favorably compared to last year and increased by 5%.

The improvement in income from operations in 1999 was less pronounced than the increase in Ebitda because income from operations includes higher depreciation costs and incremental goodwill amortization charges relating to the additional almost 10% Origin shares that were acquired in 1999. Despite an extra pension cost charge in 1999, overall income increased as a direct reflection of improving capacity utilization as well as cost efficiency.

ORIGIN income/(loss) from operations

                               1995     1996     1997       1998      1999
                               ----     ----     ----       ----      ----
in millions of euros            15       (73)     0.0        59        97
as a % of segment revenues     3.6      (6.6)     0.0       3.6       5.6

Sales in 1998 were EUR 1.1 billion, a nominal increase of 25% over the previous year's sales of EUR 0.8 million. Disregarding favorable currency effects (1%), growth was 24% on a comparable basis.

Income from operations in 1998 totaled EUR 59 million or 3.6% of segment revenues versus a break-even situation in 1997. Origin's loss-making screenphone business was discontinued in 1997 and the related costs were recorded as an extraordinary loss.

> MISCELLANEOUS
--------------------------------------------------------------------------------
amounts in millions of euros

                                           1999      1998      1997

Sales                                      682       929      1,689

     % nominal growth                       (27)     (45)       (52)

     % comparable growth                    (11)       6          6

Ebitda                                       (9)      64        130

Income from operations                      (91)     (46)        14

     as a % of segment revenues           (11.8)    (4.1)       0.6
--------------------------------------------------------------------------------

This sector comprises various activities and businesses, including other businesses not belonging to a product division, as well as Philips Research, Corporate Intellectual Property, Philips Centre for Industrial Technology, Philips Machinefabrieken and Philips Design.

Included in the prior-year figures are contributions from divested activities, which used to be reported as separate divisions under one of the former product sectors which for the sake of comparability have been reclassified to the Miscellaneous sector. For instance, at year-end 1997, Philips signed an agreement with Mannesmann VDO of Germany on the sale of Philips' Car Systems business. The 1997 sales and income contributions of this former division have been included in the Miscellaneous sector.

MISCELLANEOUS
in billions of euros

                                       1995    1996     1997     1998      1999
                                       ----    ----     ----     ----      ----
intersegment sales                      1.0     0.6      0.4      0.2       0.1
sales (excluding intersegment sales)    4.4     3.5      1.7      0.9       0.7

The various businesses in this sector recorded combined sales of EUR 0.7 billion in 1999, which was 27% lower than the EUR 0.9 billion sales in the year earlier. The decrease was substantially due to divestments, including the Printed Circuit Board and Metal Display Components activities of PMF and a number of other non-strategic activities in the Netherlands and the USA. On a comparable basis, sales declined 11%, which was primarily caused by PMF and miscellaneous other activities, partially offset by higher sales in Philips Machinefabrieken.

MISCELLANEOUS income/(loss) from operations

                               1995     1996     1997       1998       1999
                               ----     ----     ----       ----       ----
in millions of euros           (237)    (328)      14        (46)       (91)
as a % of segment revenues     (4.4)    (8.0)     0.6       (4.1)     (11.8)

Income from operations in 1999 came to a loss of EUR 91 million, or 11.8% of segment revenues, which compared with a loss of EUR 46 million, or 4.1% of segment revenues, in 1998. This was primarily due to

PMF and Machinefabrieken achieving lower income in 1999. PMF's income was affected by the divestment of certain of its activities, while Machinefabrieken incurred higher costs for the new aviation project and investments in software. In addition, various other divested activities no longer contributed to income in 1999. Costs for corporate research projects and patent management results were in line with 1998.

Sales in 1999 amounted to EUR 0.9 billion, 45% below the prior-year sales of EUR
1.7 billion. Changes in consolidations - principally Philips Car Systems - resulted in a decrease of 46%. Disregarding the consolidation changes, sales growth on a comparable basis was 6%, entirely attributable to higher business volume.

Income from operations in 1998 fell to a loss of EUR 46 million, or 4.1% of segment revenues, from a profit of EUR 14 million, or 0.6% of segment revenues, in 1997. The change was primarily due to the fact that activities that were divested in previous years, such as Philips Car Systems and some Communication Systems activities, no longer contributed to income in 1998. In addition, certain activities experienced lower profitability, principally Machinefabrieken (as a result of the downturn in the semiconductor industry) and Hearing Technologies. PMF, on the other hand, maintained income performance at the 1997 level. Research activities increased in 1998. A reduction in operating losses occurred as a result of a higher volume of internal contract research and lower organization costs due to lower staffing levels.

> UNALLOCATED

Costs - net of revenues - not allocated to a specific product sector comprise the costs of the corporate center - including the Company's investment in the IT backbone and global brand management costs - as well as country and regional overhead costs. In 1999, non-recurring events had a negative impact of approximately EUR 60 million, of which approximately EUR 40 million in the fourth quarter.

> RESEARCH AND DEVELOPMENT

Continuous efforts to sustain a strong performance in the field of R&D are of the utmost importance to Philips in order to preserve and strengthen the Company's competitiveness in its various markets. Through substantial investments in R&D, Philips has created a large knowledge base. Each year, new technological breakthroughs are added to Philips' long list of research successes.

Recent contributions applied in consumer products include various concepts for the Nexperia Digital Video Platform introduced at the 1999 Internationale Funkausstellung (IFA). Research has also applied its video-processing know-how to enhance the picture quality of Philips' Flat TV plasma panels. This supports Flat TV's leadership in this field, as demonstrated by its reception at the IFA, where it won the EISA award for the second time. Also at the IFA, a bridge for wireless in-home networks was demonstrated. This concept was adopted in the standard for wireless 1394 networks. In power management, a number of new product and/or

RESEARCH AND DEVELOPMENT expenditures
as a % of sales

                                  1995      1996       1997      1998       1999
                                  ----      ----       ----      ----       ----
                                   6.9       6.8        6.2       6.7        7.3

technology concepts for, among others, light ballasts, GreenChip and shaver charger ICs, were transferred to Semiconductors. Over the years, Research's innovation has contributed to a range of products for the product divisions. A recent example for Medical Systems is the rotational angio software package which has been added to the Integris product and allows the 3-D reconstruction and display of blood vessels.

> INTELLECTUAL PROPERTY MANAGEMENT

Being a technology-driven company, Philips attaches great importance to protecting its innovations by means of intellectual property rights, in order to safeguard its substantial investments in R&D. Philips has intensified its efforts to strengthen its already extensive portfolio of intellectual property rights. In 1999, Philips filed more than 1,500 new patent applications and about 1,200 international patent families based on filings made in 1998. The patent portfolio is used to create substantial value for Philips by granting licenses in return for royalty income, by creating freedom of operation for its commercial activities and by obtaining or maintaining favorable market positions. Philips' trademark portfolio comprises the Philips trademark and a number of important product names. Trademarks are an important asset for the business and are properly protected in order to maintain their exclusive character in the marketplace. Design is an increasingly important marketing tool. Investments made in good product design require adequate protection. Philips' design rights portfolio reflects the value the Company attaches to proper protection of its product designs.

> COOPERATIVE BUSINESS ACTIVITIES AND
  UNCONSOLIDATED COMPANIES

Since its founding, Philips has engaged from time to time in cooperative activities with other organizations. Philips' principal cooperative business activities and participations, and the main changes therein, are set out below.

Taiwan Semiconductor Manufacturing Company Limited (TSMC) is a semiconductor foundry operation in which Philips currently has 26.8% ownership. During 1999, Philips' interest was reduced by 0.8% due to the conversion of eurobonds into equity capital and dilution arising from incentive plans for TSMC management. Nevertheless, Philips remains the single largest shareholder in TSMC. In the second half of 1999 TSMC largely recovered from the global slump in the semiconductor business and the Asian crisis which had a significant adverse effect on TSMC's income performance from mid-1998 onwards. TSMC's performance was not significantly affected by the earthquake that hit Taiwan in September 1999. On balance, TSMC's income contribution, which included a significant gain from the conversion of bonds into equity, more than doubled compared to the previous year.

Systems on Silicon Manufacturing Company (SSMC) is a Singapore-based wafer fabrication firm established by Philips (48%), TSMC (32%) and the Economic Development Board of Singapore (20%). Construction of a USD 1.2 billion wafer fab (MOS-5) has been started and is expected to come on stream in late 2000. A large number of key technical personnel is currently being trained at Philips' home-base facilities in the Netherlands and at TSMC in Taiwan. Philips will be entitled to 60% of the fab output of 0.25 micron wafers.

ASM Lithography Holding N.V. (ASML), based in the Netherlands and a world leader in the photolithography market, develops, manufactures and markets waferstepper and scanner equipment for the semiconductor industry. As part of a long-standing relationship, Philips Research and Philips' Centre for Industrial Technology perform contract work for ASML. ASML's significantly improved 1999 results - particularly in the second half of the year - reflect and underscore the upturn in the semiconductor industry and ASML's strong position in leading-edge products. Philips has agreed not to sell its current 23.9% shareholding before March 22, 2000.

In the People's Republic of China, Philips currently has some 22 operational business alliances that engage in manufacturing and marketing activities. Generally, these companies are not wholly owned; most of them are consolidated. The total investments in China have exceeded USD 1 billion, and with approximately 16,000 employees in China and more than 5,000 in Hong Kong, Philips is one of the larger private employers in the region.

Philips is active in a wide range of activities, but has particularly strengthened its position in consumer electronics, cellular phones and components, maintaining strong positions in shavers, CD, energy-saving lamps and semiconductors. All product divisions in China are profitable and posted considerable growth in sales and income in 1999.

Navigation Technologies Corporation (NavTech) of the USA is engaged in the development of software databases for digital maps to be used for car navigation purposes. Early in 1999, Philips sold approximately 25% of the shares in NavTech to the Oranje Nassau Groep consortium, a transaction that is of considerable importance to the future development of NavTech. As a consequence, Philips' interest in NavTech was reduced to a minority shareholding (on a fully-diluted basis).

As part of the agreement with the consortium, Philips has entered into a funding commitment of up to USD 100 million from the date of the agreement, to be increased by a further USD 25 million if alternative resources cannot be found and certain further terms and conditions are met.

In August 1999, Philips invested EUR 1.7 billion (of which EUR 0.2 billion has not yet been paid) in LG.Philips LCD Co., a 50-50 manufacturing joint venture with LG Electronics of South Korea, the world's second largest supplier of Active Matrix Liquid Crystal Displays (AMLCDs). This investment, which marks Philips' commitment to the fastest-growing segment of the display industry, is Philips' largest single investment ever, and the largest foreign investment in South Korea. Started as a manufacturing and technology joint venture, the company may develop further over time, incorporating all AMLCD activities of both companies. The capacity of the two existing fabs at Kumi will be expanded, while a third facility is expected to become fully operational in the year 2000. The transaction has moved Philips into an immediately profitable position in the AMLCD industry.

In November 1999, Philips and Hewlett Packard/Agilent expanded the scope of their existing LumiLeds Lighting joint venture, that was formed over two years earlier. Both parties hold equal shares in the venture, whose product scope has been extended from LED traffic signal products to a variety of other applications including automotive, signaling, contour lighting and signs, outdoor illumination and white LEDs for indoor and outdoor applications, demonstrating both parties' confidence in the new technology. The worldwide operations involve about 1,000 employees and are located in California, Malaysia and the Netherlands.

CASH FLOWS

CASH FLOW
in billions of euros

                                                          1997    1998    1999
                                                          ----    ----    ----
net cash provided by operating activities                  3.2     2.1     1.9
purchase/proceeds businesses and financial assets          1.5     0.0    (2.4)
net investments property, plant and equipment             (1.4)   (1.4)   (1.4)
cash flows before financing activities                     3.3     0.7    (1.9)

The cash flow from operating activities in 1999 of EUR 1,913 million was below the levels generated in the preceding two years (EUR 2,140 million and EUR 3,210 million respectively). Changes in working capital reduced 1999 cash flow from operations by EUR 469 million, as reductions in the amounts of capital invested in inventories less accounts payable were more than offset by the increase in accounts receivable. Higher working capital should be seen against the background of the increased sales level. By contrast, in 1998 the EUR 272 million positive cash flow from lower working capital requirements was attributable to the increased use of suppliers' credit.

Expressed as a percentage of sales, the amount of inventories at the end of 1999 was the equivalent of 14.5% of sales, which represents a 0.5% increase compared to 14.0% a year earlier and 15.2% at the end of 1997. However, excluding currency effects, 1999 inventory as a percentage of sales was actually below 1998 levels. Outstanding trade receivables at year-end 1999 were the equivalent of 1.4 months' sales, compared to 1.3 in the previous years.

Cash flow from investing activities in 1999 required almost 3 times the amount used in the previous year: EUR 3,834 million versus EUR 1,441 million in 1998. In 1997 these activities generated a cash flow of EUR 45 million.

During 1999, the Company invested EUR 2,993 million in businesses that operate in strategic areas where Philips wants to improve its global market position. The investments included the purchase of VLSI Technology of the USA (EUR 976 million) and a 50% share in LG.Philips LCD Co. of Korea (EUR 1,496 million; an additional amount of EUR 228 million has not yet been paid), as well as the acquisition of an additional 10% of the shares in Origin (EUR 124 million) and a number of smaller businesses (EUR 397 million). The largest divestment, Philips' Conventional Passive Components business, yielded a net amount of EUR 323 million in cash. Additionally, the sale of a minority interest in Navigation Technologies (NavTech) generated a positive cash flow of EUR 98 million.

Furthermore, EUR 158 million was generated by the sale of a portion of the JDS Uniphase shares held.

In 1998, the net cash outflow from acquisitions and divestments was EUR 111 million, the main transactions being the acquisitions of ATL Ultrasound and Active Impulse Systems, offset by the sale of Philips Car Systems. It should be noted that the 1998 sale of

INVENTORIES
as a % of sales

                                          1995    1996    1997    1998    1999
                                          ----    ----    ----    ----    ----
                                          20.1    16.0    15.2    14.0    14.5

Philips' 75% stake in PolyGram was accounted for as the disposal of a discontinued operation, which is not reported in the investing activities section.

In 1997 a positive cash flow of EUR 1,382 million resulted from major divestments of partial shareholdings in TSMC and ASML, the sale of the 50% equity stake in UPC and various others. Acquisitions in that year related to HAPD Japan (50%) and additional shareholdings in Origin and in NavTech.

Gross capital spending on property, plant and equipment of EUR 1,662 million in 1999 slightly exceeded the spending in the preceding two years (EUR 1,634 million and EUR 1,627 million in 1998 and 1997, respectively). The ratio of gross investments to depreciation was 1.1, versus 1.0 in 1998 and 1.1 in 1997, reflecting the effect of Philips' ongoing policy of prudent asset management.

CAPITAL EXPENDITURES:DEPRECIATION

                                            1995    1996    1997    1998    1999
                                            ----    ----    ----    ----    ----
                                             1.7     1.5     1.1     1.0     1.1

CAPITAL EXPENDITURES PER GEOGRAPHIC AREA in millions of euros

                                                  1998       1999
                                                  ----       ----
North America                                      158        246
Latin America                                       74         62
Europe                                             973        924
Africa                                               4          2
Asia                                               405        426
Australia and New Zealand                           20          2

The cash flow before financing activities was negative EUR 1,921 million in 1999 versus positive cash flows of EUR 699 million in 1998 and EUR 3,255 million in 1997. In 1999 net investments in business interests resulted in a cash outflow of EUR 2,364 million. The net impact of acquisitions and divestments (excluding the sale of PolyGram) in 1998 was negative EUR 111 million, while in 1997 divestments exceeded investments by EUR 1,382 million.

In 1999, the net cash flow used for financing activities amounted to EUR 2,606 million, of which EUR 1,490 million was used for the 8% share reduction program. Additionally, EUR 717 million was used to repay debt and EUR 361 million was used for the payment of dividends to Philips' shareholders in 1999. Furthermore, treasury stock transactions required EUR 38 million.

In 1998, the net cash flow used for financing activities of EUR 814 million related to the repayment of interest-bearing debt of EUR 445 million and the payment of dividends in 1998 of EUR 326 million. An amount of EUR 157 million net cash was used for treasury stock transactions. In 1997, the larger part of the net cash flow used for financing activities of EUR 2,661 million was used to repay interest-bearing debt (EUR 2,279 million).

> FINANCING

Total debt outstanding at the end of 1999 was EUR 3.3 billion, compared with EUR
3.6 billion at year-end 1998 and EUR 4.0 billion at the end of 1997.

In 1999 long-term debt decreased by EUR 0.1 billion to EUR 2.7 billion. This decrease is the result of net repayments totaling EUR 0.5 billion, offset by currency and consolidation effects of EUR 0.4 billion. In 1998, long-term debt was reduced by EUR 0.4 billion to EUR 2.8 billion. The reduction was the result of net repayments totaling EUR 0.3 billion and currency and consolidation effects of EUR 0.1 billion.

Philips has two 'putable' bonds outstanding at year-end 1999 for a total amount of EUR 266 million for which the investor may require prepayment at one specific month during the lifetime of the respective bonds. Assuming that investors require payment at the relevant put dates, the average remaining tenor of long-term debt was 5.4 years compared to 6.4 years in 1998. However, assuming that the 'putable' bonds will be repaid at final maturity dates, the average remaining tenor at the end of 1999 was 7.4 years, compared to 8.3 years at the end of 1998. Long-term debt in proportion to the total debt at the end of 1999 was 83%, compared to 78% at the end of 1998.

At the end of 1999, the Group had long-term committed and undrawn credit lines available of USD 2.5 billion, unchanged from a year earlier. The USD 2.5 billion committed credit line is a multi-currency revolving standby facility, which was signed in July 1996 and which will mature in July 2003. Short-term debt was reduced by EUR 0.2 billion in 1999 to EUR 0.6 billion at year-end. This reduction was due to net repayments of EUR 0.3 billion and an increase of EUR
0.1 billion as a consequence of currency and consolidation effects. This compares to almost no change in 1998 as a result of net repayments of EUR 0.1 billion being offset by currency and consolidation effects in that year.

The cash position was reduced by EUR 4.2 billion in 1999 to EUR 2.3 billion at year-end. This reduction was mainly related to the investments in VLSI, LG.Philips LCD Co. and Origin, as well as the share reduction program. The currency and consolidation effects had an increasing impact of EUR 0.3 billion. The EUR 5.1 billion increase in the cash position in 1998 was to a large extent related to the proceeds of the sale of PolyGram.

The Company had a net debt position (debt net of cash and cash equivalents) of EUR 1.0 billion at the end of 1999. This compares to a net cash position at the end of 1998, with cash exceeding total debt of EUR 3.0 billion, following the sale of PolyGram. The net debt at the end of 1997 amounted to EUR 2.6 billion. The net debt to group equity ratio amounted to 6:94

ASSETS
in billions of euros

                                    1995      1996      1997      1998      1999
                                    ----      ----      ----      ----      ----
current assets                      10.9      10.5      11.4      16.3      14.9
non-current assets                  10.1      11.4      11.9      11.9      14.6
total                               21.0      21.9      23.3      28.2      29.5

EQUITY AND LIABILITIES
in billions of euros

                                    1995      1996      1997      1998      1999
                                    ----      ----      ----      ----      ----
current liabilities                  5.6       5.7       6.3       6.8       8.0
provisions                           3.5       3.4       3.3       3.0       3.1
total debt                           4.8       5.9       4.0       3.6       3.3
group equity                         7.1       6.9       9.7      14.8      15.1
total                               21.0      21.9      23.3      28.2      29.5

5-YEAR RELATIVE PERFORMANCE: PHILIPS AND AEX base 100 = January 2, 1995

  DATE         PHILIPS     AEX                 DATE        PHILIPS      AEX                  DATE         PHILIPS       AEX
---------      -------    ------             ---------     -------     ------              ---------      -------      ------
02-Jan-95       100.00    100.00             03-Sep-96      106.54     132.07              08-May-98       368.84      279.01
03-Jan-95       100.39     99.91             04-Sep-96      106.35     132.84              11-May-98       385.19      283.41
04-Jan-95       100.77    100.05             05-Sep-96      105.96     132.58              12-May-98       380.58      279.66
05-Jan-95        99.81     99.40             06-Sep-96      105.96     132.65              13-May-98       377.69      281.40
06-Jan-95       100.58     99.52             09-Sep-96      106.92     134.63              14-May-98       386.92      279.03
09-Jan-95       100.96     99.37             10-Sep-96      106.73     134.77              15-May-98       391.73      280.15
10-Jan-95       100.77     98.99             11-Sep-96      108.08     134.73              18-May-98       380.19      276.03
11-Jan-95       100.58     98.69             12-Sep-96      106.92     135.41              19-May-98       387.88      282.22
12-Jan-95       102.50     98.38             13-Sep-96      106.92     135.68              20-May-98       390.00      286.25
13-Jan-95       105.00     98.90             16-Sep-96      107.12     136.19              22-May-98       377.50      286.30
16-Jan-95       104.81     99.57             17-Sep-96      110.58     135.25              25-May-98       379.04      292.39
17-Jan-95       104.62     99.21             18-Sep-96      111.16     134.99              26-May-98       377.50      291.70
18-Jan-95       106.35     99.34             19-Sep-96      111.34     135.15              27-May-98       370.00      287.21
19-Jan-95       105.58     99.12             20-Sep-96      114.04     135.60              28-May-98       364.04      284.92
20-Jan-95       104.81     98.46             23-Sep-96      114.81     134.63              29-May-98       367.50      287.29
23-Jan-95       102.31     97.09             24-Sep-96      116.54     135.19              02-Jun-98       361.54      287.75
24-Jan-95       102.89     97.68             25-Sep-96      120.58     136.78              03-Jun-98       351.34      289.47
25-Jan-95       104.23     97.58             26-Sep-96      119.04     136.96              04-Jun-98       352.50      286.02
26-Jan-95       105.00     98.45             27-Sep-96      118.65     137.09              05-Jun-98       350.00      288.39
27-Jan-95       103.85     98.87             30-Sep-96      118.85     138.30              08-Jun-98       362.50      290.81
30-Jan-95       103.65     98.72             01-Oct-96      118.65     138.29              09-Jun-98       365.19      289.20
31-Jan-95       103.46     97.82             02-Oct-96      117.89     139.49              10-Jun-98       362.89      289.00
01-Feb-95       103.46     98.36             03-Oct-96      117.11     139.41              11-Jun-98       357.69      288.43
02-Feb-95       103.85     98.14             04-Oct-96      117.69     140.21              12-Jun-98       331.92      281.03
03-Feb-95       104.62     98.89             07-Oct-96      119.61     140.82              15-Jun-98       325.96      276.78
06-Feb-95       105.38     99.10             08-Oct-96      120.77     141.22              16-Jun-98       330.96      278.59
07-Feb-95       104.81     99.27             09-Oct-96      123.27     140.91              17-Jun-98       338.65      281.62
08-Feb-95       105.00     99.12             10-Oct-96      123.08     140.08              18-Jun-98       338.85      278.32
09-Feb-95       104.81     99.40             11-Oct-96      124.62     140.75              19-Jun-98       334.62      276.35
10-Feb-95       106.92     99.63             14-Oct-96      120.19     141.17              22-Jun-98       327.12      274.28
13-Feb-95       107.88     99.42             15-Oct-96      119.04     142.01              23-Jun-98       342.31      278.18
14-Feb-95       107.12     99.23             16-Oct-96      117.89     141.54              24-Jun-98       330.38      276.89
15-Feb-95       107.31     99.06             17-Oct-96      117.31     141.36              25-Jun-98       337.11      281.84
16-Feb-95       106.54     98.30             18-Oct-96      116.92     142.46              26-Jun-98       332.69      283.40
17-Feb-95       108.66     98.51             21-Oct-96      114.04     142.01              29-Jun-98       329.04      287.13
20-Feb-95       108.66     98.28             22-Oct-96      113.46     142.17              30-Jun-98       328.84      287.71
21-Feb-95       108.27     98.30             23-Oct-96      108.84     139.88              01-Jul-98       342.31      292.81
22-Feb-95       106.92     97.91             24-Oct-96      112.12     140.26              02-Jul-98       346.92      294.60
23-Feb-95       103.85     98.63             25-Oct-96      119.61     141.47              03-Jul-98       350.38      298.01
24-Feb-95       103.08     98.42             28-Oct-96      117.89     141.70              06-Jul-98       345.19      297.64
27-Feb-95       103.85     98.14             29-Oct-96      113.85     139.45              07-Jul-98       345.19      298.61
28-Feb-95       104.23     97.74             30-Oct-96      113.85     138.33              08-Jul-98       345.96      301.98
01-Mar-95       103.65     97.91             31-Oct-96      115.00     138.31              09-Jul-98       343.46      301.44
02-Mar-95       105.19     98.07             01-Nov-96      116.73     139.34              10-Jul-98       336.54      299.26
03-Mar-95       104.42     97.22             04-Nov-96      115.96     139.34              13-Jul-98       340.77      303.95
06-Mar-95       103.65     96.39             05-Nov-96      115.38     140.47              14-Jul-98       347.31      308.86
07-Mar-95       103.65     95.58             06-Nov-96      115.38     141.29              15-Jul-98       354.23      309.81
08-Mar-95       102.31     94.92             07-Nov-96      116.92     141.09              16-Jul-98       361.15      307.35
09-Mar-95       101.73     94.13             08-Nov-96      116.73     142.07              17-Jul-98       351.54      311.14
10-Mar-95       102.50     94.36             11-Nov-96      117.11     143.13              20-Jul-98       343.46      315.36
13-Mar-95       103.08     94.28             12-Nov-96      118.46     143.24              21-Jul-98       333.65      314.14
14-Mar-95       104.23     94.64             13-Nov-96      118.08     144.30              22-Jul-98       337.50      311.10
15-Mar-95       103.08     94.61             14-Nov-96      118.65     145.00              23-Jul-98       329.42      306.84
16-Mar-95       101.92     94.21             15-Nov-96      120.39     145.95              24-Jul-98       319.23      304.91
17-Mar-95       102.31     94.15             18-Nov-96      120.00     146.23              27-Jul-98       308.08      300.46
20-Mar-95       102.11     94.65             19-Nov-96      122.31     146.09              28-Jul-98       316.15      300.58
21-Mar-95       100.58     94.53             20-Nov-96      120.96     145.40              29-Jul-98       316.35      298.40
22-Mar-95        99.42     94.17             21-Nov-96      121.73     145.80              30-Jul-98       316.54      299.07
23-Mar-95        98.08     93.09             22-Nov-96      124.23     147.53              31-Jul-98       312.50      294.68
24-Mar-95        99.04     93.74             25-Nov-96      126.73     149.40              03-Aug-98       311.92      287.78
27-Mar-95        99.42     94.26             26-Nov-96      133.08     150.32              04-Aug-98       315.77      290.56
28-Mar-95        98.85     94.15             27-Nov-96      130.00     148.23              05-Aug-98       313.85      284.47
29-Mar-95        99.23     94.23             28-Nov-96      131.92     149.63              06-Aug-98       313.08      278.75
30-Mar-95       102.50     95.87             29-Nov-96      134.04     151.27              07-Aug-98       317.89      282.70
31-Mar-95       100.77     94.30             02-Dec-96      132.50     150.35              10-Aug-98       309.81      279.88
03-Apr-95       100.96     94.51             03-Dec-96      136.15     152.54              11-Aug-98       294.23      269.66
04-Apr-95       100.96     95.11             04-Dec-96      134.62     151.21              12-Aug-98       299.61      275.49
05-Apr-95        99.23     95.36             05-Dec-96      133.08     150.41              13-Aug-98       298.85      274.59
06-Apr-95        99.23     95.93             06-Dec-96      130.00     147.72              14-Aug-98       307.31      276.80
07-Apr-95       100.00     96.83             09-Dec-96      132.88     149.55              17-Aug-98       299.23      273.99
10-Apr-95       101.15     96.90             10-Dec-96      131.92     149.17              18-Aug-98       315.38      284.03
11-Apr-95       102.69     96.85             11-Dec-96      127.31     146.35              19-Aug-98       322.11      287.63
12-Apr-95       104.81     97.06             12-Dec-96      129.62     146.56              20-Aug-98       307.69      284.67
13-Apr-95       104.81     97.46             13-Dec-96      128.84     145.42              21-Aug-98       297.11      276.74
18-Apr-95       105.00     97.19             16-Dec-96      130.96     147.68              24-Aug-98       287.31      272.38
19-Apr-95       105.19     96.92             17-Dec-96      130.77     146.92              25-Aug-98       290.77      278.81
20-Apr-95       105.77     97.31             18-Dec-96      132.69     148.24              26-Aug-98       276.15      271.72
21-Apr-95       106.54     97.90             19-Dec-96      134.42     149.95              27-Aug-98       260.58      265.79
24-Apr-95       107.69     97.95             20-Dec-96      134.23     151.66              28-Aug-98       258.27      262.09
25-Apr-95       106.73     98.09             23-Dec-96      134.23     152.22              31-Aug-98       249.62      260.47
26-Apr-95       109.04     99.19             24-Dec-96      134.04     151.96              01-Sep-98       235.58      256.06
27-Apr-95       113.08     99.60             27-Dec-96      134.62     153.19              02-Sep-98       247.31      263.74
28-Apr-95       113.85     99.93             30-Dec-96      134.62     155.39              03-Sep-98       236.54      256.44
01-May-95       115.58    100.78             02-Jan-97      131.16     152.07              04-Sep-98       228.27      257.13
02-May-95       115.77    101.27             03-Jan-97      133.85     154.84              07-Sep-98       234.62      257.97
03-May-95       114.04    101.71             06-Jan-97      134.42     156.49              08-Sep-98       242.11      262.64
04-May-95       115.19    101.83             07-Jan-97      133.46     155.40              09-Sep-98       243.08      258.06
08-May-95       117.50    101.63             08-Jan-97      138.27     156.37              10-Sep-98       228.84      244.81
09-May-95       118.65    101.60             09-Jan-97      138.65     155.82              11-Sep-98       225.00      242.20
10-May-95       118.08    102.11             10-Jan-97      140.58     155.02              14-Sep-98       224.62      247.77
11-May-95       118.08    102.80             13-Jan-97      141.92     156.47              15-Sep-98       217.31      243.23
12-May-95       118.27    103.07             14-Jan-97      142.31     157.68              16-Sep-98       212.31      246.26
15-May-95       117.89    102.96             15-Jan-97      143.27     158.60              17-Sep-98       193.65      236.72
16-May-95       116.73    102.71             16-Jan-97      148.84     160.49              18-Sep-98       190.38      230.01
17-May-95       115.19    102.07             17-Jan-97      148.46     160.62              21-Sep-98       157.69      216.36
18-May-95       117.89    101.83             20-Jan-97      146.73     161.47              22-Sep-98       177.50      226.25
19-May-95       116.15    100.63             21-Jan-97      146.73     161.16              23-Sep-98       187.88      232.66
22-May-95       120.19    102.02             22-Jan-97      144.42     163.30              24-Sep-98       185.58      232.36
23-May-95       121.73    102.31             23-Jan-97      145.00     164.20              25-Sep-98       186.54      227.19
24-May-95       123.65    103.20             24-Jan-97      141.54     162.20              28-Sep-98       194.23      232.36
26-May-95       121.15    102.23             27-Jan-97      143.65     163.59              29-Sep-98       197.11      229.61
29-May-95       120.77    102.21             28-Jan-97      143.65     163.76              30-Sep-98       195.19      223.92
30-May-95       121.15    102.72             29-Jan-97      139.81     161.23              01-Oct-98       187.50      214.76
31-May-95       121.15    103.44             30-Jan-97      140.39     161.82              02-Oct-98       171.16      203.41
01-Jun-95       121.54    104.26             31-Jan-97      142.31     161.96              05-Oct-98       169.42      198.79
02-Jun-95       120.96    103.81             03-Feb-97      145.00     161.75              06-Oct-98       176.15      210.50
06-Jun-95       121.54    104.33             04-Feb-97      146.35     163.05              07-Oct-98       170.19      205.45
07-Jun-95       122.31    104.19             05-Feb-97      145.96     165.27              08-Oct-98       158.46      198.39
08-Jun-95       123.08    104.42             06-Feb-97      143.08     164.73              09-Oct-98       171.16      204.01
09-Jun-95       122.11    103.67             07-Feb-97      143.85     166.41              12-Oct-98       186.54      215.65
12-Jun-95       121.73    103.54             10-Feb-97      143.65     166.61              13-Oct-98       195.00      219.95
13-Jun-95       123.46    103.51             11-Feb-97      141.54     167.49              14-Oct-98       192.31      223.88
14-Jun-95       123.08    103.21             12-Feb-97      150.19     169.13              15-Oct-98       200.19      225.64
15-Jun-95       124.62    103.76             13-Feb-97      155.77     170.79              16-Oct-98       205.00      228.37
16-Jun-95       123.85    103.24             14-Feb-97      152.69     172.46              19-Oct-98       201.92      225.67
19-Jun-95       125.19    103.90             17-Feb-97      152.69     175.46              20-Oct-98       213.46      233.72
20-Jun-95       125.58    104.09             18-Feb-97      156.15     176.28              21-Oct-98       214.42      232.67
21-Jun-95       125.38    104.11             19-Feb-97      163.08     176.95              22-Oct-98       196.15      233.07
22-Jun-95       126.35    104.39             20-Feb-97      160.96     175.87              23-Oct-98       183.27      230.80
23-Jun-95       126.54    104.25             21-Feb-97      159.23     174.72              26-Oct-98       192.31      231.40
26-Jun-95       127.31    104.75             24-Feb-97      157.89     175.82              27-Oct-98       205.77      238.63
27-Jun-95       128.08    104.84             25-Feb-97      161.73     179.82              28-Oct-98       197.69      233.80
28-Jun-95       125.96    103.93             26-Feb-97      164.04     179.90              29-Oct-98       188.08      233.16
29-Jun-95       125.96    103.96             27-Feb-97      165.77     179.09              30-Oct-98       191.16      238.06
30-Jun-95       126.15    103.64             28-Feb-97      164.81     176.77              02-Nov-98       208.46      247.04
03-Jul-95       127.88    104.18             03-Mar-97      164.81     176.48              03-Nov-98       203.85      247.95
04-Jul-95       130.00    104.79             04-Mar-97      172.88     180.59              04-Nov-98       220.19      254.04
05-Jul-95       133.85    105.16             05-Mar-97      177.89     181.03              05-Nov-98       222.50      250.45
06-Jul-95       139.04    105.48             06-Mar-97      180.19     183.29              06-Nov-98       224.23      253.44
07-Jul-95       144.81    107.16             07-Mar-97      174.62     183.36              09-Nov-98       215.77      254.16
10-Jul-95       151.73    109.27             10-Mar-97      170.58     184.56              10-Nov-98       211.16      249.96
11-Jul-95       150.96    108.82             11-Mar-97      175.19     185.58              11-Nov-98       217.31      252.25
12-Jul-95       155.96    109.41             12-Mar-97      171.54     182.03              12-Nov-98       219.61      248.98
13-Jul-95       157.11    109.99             13-Mar-97      168.08     181.70              13-Nov-98       221.15      247.70
14-Jul-95       154.23    109.23             14-Mar-97      165.19     183.62              16-Nov-98       228.46      253.81
17-Jul-95       156.54    110.24             17-Mar-97      163.46     180.59              17-Nov-98       230.00      252.97
18-Jul-95       154.23    109.96             18-Mar-97      161.73     177.79              18-Nov-98       237.89      252.55
19-Jul-95       148.84    108.92             19-Mar-97      163.27     176.19              19-Nov-98       251.92      257.24
20-Jul-95       147.50    108.33             20-Mar-97      155.77     170.26              20-Nov-98       257.69      266.03
21-Jul-95       150.38    108.93             21-Mar-97      159.61     174.33              23-Nov-98       258.65      271.07
24-Jul-95       155.96    110.31             24-Mar-97      155.19     171.44              24-Nov-98       248.27      267.63
25-Jul-95       155.19    110.32             25-Mar-97      160.39     174.47              25-Nov-98       236.73      267.21
26-Jul-95       154.42    110.72             26-Mar-97      167.31     176.04              26-Nov-98       240.77      271.99
27-Jul-95       150.77    110.47             27-Mar-97      168.27     177.62              27-Nov-98       243.85      272.20
28-Jul-95       147.88    109.69             01-Apr-97      158.46     169.85              30-Nov-98       232.69      263.82
31-Jul-95       146.73    109.81             02-Apr-97      159.04     169.84              01-Dec-98       224.04      251.38
01-Aug-95       146.92    109.76             03-Apr-97      157.89     168.30              02-Dec-98       225.58      246.34
02-Aug-95       149.23    111.07             04-Apr-97      160.58     169.81              03-Dec-98       234.23      252.35
03-Aug-95       144.42    109.93             07-Apr-97      168.66     174.41              04-Dec-98       242.89      255.97
04-Aug-95       143.08    109.78             08-Apr-97      170.77     174.41              07-Dec-98       241.73      257.35
07-Aug-95       144.42    109.99             09-Apr-97      172.88     177.06              08-Dec-98       245.00      258.48
08-Aug-95       145.00    110.18             10-Apr-97      169.23     175.81              09-Dec-98       250.96      261.75
09-Aug-95       146.15    110.10             11-Apr-97      165.96     173.64              10-Dec-98       242.50      261.91
10-Aug-95       148.08    109.95             14-Apr-97      165.77     171.68              11-Dec-98       236.35      256.76
11-Aug-95       149.23    110.03             15-Apr-97      170.96     176.51              14-Dec-98       227.50      255.43
14-Aug-95       148.66    109.78             16-Apr-97      170.19     174.88              15-Dec-98       230.77      259.81
15-Aug-95       151.16    110.87             17-Apr-97      174.62     177.29              16-Dec-98       224.04      262.98
16-Aug-95       149.81    110.46             18-Apr-97      174.81     177.81              17-Dec-98       218.08      266.85
17-Aug-95       144.62    110.08             21-Apr-97      174.62     178.56              18-Dec-98       233.46      267.95
18-Aug-95       146.35    110.63             22-Apr-97      175.19     179.46              21-Dec-98       246.73      276.25
21-Aug-95       146.73    111.09             23-Apr-97      186.54     181.92              22-Dec-98       241.73      276.94
22-Aug-95       149.04    111.23             24-Apr-97      189.62     182.93              23-Dec-98       245.19      281.44
23-Aug-95       147.50    111.12             25-Apr-97      189.42     180.40              24-Dec-98       241.92      282.52
24-Aug-95       145.00    111.34             28-Apr-97      190.19     179.72              28-Dec-98       246.15      285.82
25-Aug-95       144.04    111.37             29-Apr-97      195.58     182.98              29-Dec-98       243.65      286.37
28-Aug-95       141.35    110.60             01-May-97      204.42     185.23              30-Dec-98       242.31      284.38
29-Aug-95       141.73    109.77             02-May-97      207.88     184.95              04-Jan-99       249.19      295.26
30-Aug-95       143.46    110.11             05-May-97      205.77     186.86              05-Jan-99       251.31      299.25
31-Aug-95       141.92    109.85             06-May-97      202.31     187.39              06-Jan-99       272.28      308.31
01-Sep-95       143.46    110.49             07-May-97      200.39     186.01              07-Jan-99       267.84      296.38
04-Sep-95       144.62    111.30             09-May-97      202.11     187.16              08-Jan-99       278.22      295.43
05-Sep-95       145.58    111.53             12-May-97      204.23     188.91              11-Jan-99       275.46      288.29
06-Sep-95       149.62    112.23             13-May-97      204.81     188.41              12-Jan-99       268.68      283.26
07-Sep-95       150.58    111.74             14-May-97      209.62     191.01              13-Jan-99       251.52      267.97
08-Sep-95       148.27    111.94             15-May-97      209.81     190.57              14-Jan-99       253.00      271.57
11-Sep-95       148.84    112.04             16-May-97      212.88     190.40              15-Jan-99       257.03      279.21
12-Sep-95       150.38    112.18             20-May-97      210.38     188.75              18-Jan-99       268.05      287.47
13-Sep-95       153.85    113.08             21-May-97      213.65     192.71              19-Jan-99       273.34      289.94
14-Sep-95       152.69    113.15             22-May-97      211.34     191.97              20-Jan-99       283.94      292.21
15-Sep-95       148.27    113.31             23-May-97      210.77     192.71              21-Jan-99       283.94      287.25
18-Sep-95       147.50    112.60             26-May-97      209.81     194.69              22-Jan-99       278.43      274.01
19-Sep-95       147.88    113.25             27-May-97      208.27     193.23              25-Jan-99       287.12      277.51
20-Sep-95       150.77    113.13             28-May-97      207.69     192.95              26-Jan-99       281.40      278.19
21-Sep-95       152.69    113.08             29-May-97      209.42     192.87              27-Jan-99       279.70      280.80
22-Sep-95       149.62    111.43             30-May-97      202.11     189.60              28-Jan-99       273.34      284.71
25-Sep-95       149.62    111.49             02-Jun-97      211.54     193.56              29-Jan-99       271.23      281.07
26-Sep-95       150.58    112.45             03-Jun-97      218.65     194.63              01-Feb-99       268.68      285.25
27-Sep-95       147.50    111.47             04-Jun-97      226.73     196.04              02-Feb-99       266.14      281.44
28-Sep-95       146.73    110.87             05-Jun-97      229.42     196.72              03-Feb-99       268.89      278.44
29-Sep-95       150.00    111.76             06-Jun-97      225.96     197.62              04-Feb-99       271.44      280.63
02-Oct-95       148.46    111.49             09-Jun-97      225.58     198.79              05-Feb-99       270.17      282.27
03-Oct-95       146.35    111.17             10-Jun-97      225.00     199.14              08-Feb-99       267.20      279.03
04-Oct-95       144.81    111.20             11-Jun-97      218.85     198.27              09-Feb-99       273.13      273.66
05-Oct-95       142.31    110.91             12-Jun-97      221.92     201.19              10-Feb-99       266.56      270.71
06-Oct-95       142.89    110.79             13-Jun-97      224.23     202.81              11-Feb-99       267.20      273.66
09-Oct-95       137.50    109.89             16-Jun-97      232.69     203.75              12-Feb-99       266.99      276.44
10-Oct-95       130.96    108.97             17-Jun-97      247.88     203.06              15-Feb-99       260.00      276.43
11-Oct-95       135.00    109.78             18-Jun-97      265.00     203.54              16-Feb-99       260.63      276.18
12-Oct-95       138.85    110.16             19-Jun-97      258.85     205.32              17-Feb-99       258.51      271.59
13-Oct-95       138.85    110.60             20-Jun-97      258.27     206.67              18-Feb-99       258.51      270.56
16-Oct-95       136.92    110.06             23-Jun-97      259.81     206.35              19-Feb-99       270.38      273.43
17-Oct-95       135.58    109.44             24-Jun-97      260.96     206.40              22-Feb-99       276.31      279.07
18-Oct-95       137.89    109.73             25-Jun-97      269.42     208.89              23-Feb-99       284.79      283.50
19-Oct-95       135.77    109.42             26-Jun-97      268.46     208.69              24-Feb-99       282.25      284.63
20-Oct-95       130.77    109.03             27-Jun-97      273.27     208.65              25-Feb-99       270.17      282.35
23-Oct-95       129.04    107.66             30-Jun-97      270.38     206.51              26-Feb-99       269.11      283.20
24-Oct-95       132.12    108.48             01-Jul-97      263.85     208.85              01-Mar-99       266.14      278.54
25-Oct-95       131.34    109.12             02-Jul-97      263.46     210.70              02-Mar-99       265.29      277.90
26-Oct-95       115.58    107.48             03-Jul-97      269.23     215.04              03-Mar-99       268.05      274.24
27-Oct-95       114.23    106.55             04-Jul-97      277.11     217.45              04-Mar-99       262.54      272.53
30-Oct-95       115.77    107.37             07-Jul-97      280.19     220.25              05-Mar-99       271.86      279.72
31-Oct-95       117.31    108.72             08-Jul-97      275.58     220.06              08-Mar-99       269.53      277.60
01-Nov-95       119.23    109.33             09-Jul-97      284.23     224.21              09-Mar-99       271.23      275.88
02-Nov-95       115.96    108.83             10-Jul-97      277.11     221.66              10-Mar-99       273.34      275.03
03-Nov-95       116.15    109.22             11-Jul-97      282.11     224.48              11-Mar-99       278.22      278.69
06-Nov-95       114.42    108.66             14-Jul-97      286.15     227.28              12-Mar-99       283.52      281.56
07-Nov-95       112.31    108.39             15-Jul-97      290.38     227.52              15-Mar-99       286.48      282.63
08-Nov-95       109.04    108.18             16-Jul-97      303.46     231.37              16-Mar-99       297.29      285.58
09-Nov-95       110.96    108.52             17-Jul-97      302.11     228.52              17-Mar-99       304.07      285.23
10-Nov-95       114.04    109.01             18-Jul-97      293.65     225.75              18-Mar-99       303.86      283.97
13-Nov-95       117.69    109.64             21-Jul-97      284.62     223.24              19-Mar-99       312.55      289.03
14-Nov-95       114.81    109.98             22-Jul-97      293.65     230.26              22-Mar-99       311.91      287.50
15-Nov-95       112.12    110.03             23-Jul-97      311.73     236.94              23-Mar-99       307.46      281.38
16-Nov-95       111.92    110.32             24-Jul-97      329.42     236.17              24-Mar-99       301.53      277.71
17-Nov-95       110.96    110.36             25-Jul-97      330.96     237.07              25-Mar-99       307.25      282.07
20-Nov-95       111.16    111.10             28-Jul-97      324.62     238.00              26-Mar-99       306.83      277.62
21-Nov-95       110.77    110.58             29-Jul-97      315.19     233.70              29-Mar-99       315.09      282.37
22-Nov-95       109.42    110.78             30-Jul-97      320.00     233.79              30-Mar-99       316.78      282.29
23-Nov-95       110.58    111.22             31-Jul-97      323.08     235.71              31-Mar-99       319.75      283.62
24-Nov-95       112.88    112.03             01-Aug-97      318.85     235.09              01-Apr-99       318.69      281.88
27-Nov-95       117.31    114.01             04-Aug-97      317.69     234.75              06-Apr-99       320.81      283.31
28-Nov-95       119.04    113.58             05-Aug-97      321.15     234.81              07-Apr-99       322.08      286.59
29-Nov-95       122.89    114.39             06-Aug-97      323.85     238.00              08-Apr-99       322.08      284.02
30-Nov-95       122.50    114.61             07-Aug-97      332.31     242.33              09-Apr-99       313.61      284.05
01-Dec-95       119.61    114.52             08-Aug-97      329.42     238.78              12-Apr-99       308.09      283.22
04-Dec-95       117.50    114.55             11-Aug-97      317.89     233.25              13-Apr-99       316.36      285.77
05-Dec-95       120.00    115.50             12-Aug-97      312.69     234.53              14-Apr-99       316.57      287.15
06-Dec-95       122.11    115.53             13-Aug-97      298.85     224.30              15-Apr-99       312.76      286.41
07-Dec-95       118.85    114.35             14-Aug-97      299.61     224.26              16-Apr-99       332.67      289.70
08-Dec-95       119.04    114.67             15-Aug-97      283.85     214.39              19-Apr-99       340.09      295.49
11-Dec-95       117.69    114.88             18-Aug-97      290.96     219.92              20-Apr-99       326.53      290.33
12-Dec-95       116.35    114.83             19-Aug-97      288.27     227.10              21-Apr-99       338.19      293.28
13-Dec-95       117.31    114.58             20-Aug-97      304.62     230.05              22-Apr-99       353.44      296.64
14-Dec-95       114.04    114.74             21-Aug-97      306.73     227.79              23-Apr-99       350.69      296.46
15-Dec-95       111.54    114.36             22-Aug-97      289.42     220.15              26-Apr-99       360.22      298.86
18-Dec-95       111.16    113.68             25-Aug-97      290.96     221.05              27-Apr-99       357.25      303.42
19-Dec-95       107.31    113.26             26-Aug-97      285.19     216.55              28-Apr-99       345.60      304.01
20-Dec-95       112.12    115.20             27-Aug-97      288.84     217.49              29-Apr-99       345.39      302.95
21-Dec-95       112.50    115.14             28-Aug-97      278.27     210.28              03-May-99       353.02      304.14
22-Dec-95       113.46    115.42             29-Aug-97      278.27     208.13              04-May-99       351.32      305.67
27-Dec-95       112.69    116.26             01-Sep-97      286.15     211.40              05-May-99       335.85      301.14
28-Dec-95       111.54    116.34             02-Sep-97      297.31     221.77              06-May-99       336.70      298.22
02-Jan-96       114.23    118.71             03-Sep-97      310.58     222.59              07-May-99       342.21      298.95
03-Jan-96       118.27    119.71             04-Sep-97      306.73     219.63              10-May-99       348.57      296.87
04-Jan-96       120.96    120.12             05-Sep-97      303.27     219.69              11-May-99       355.35      295.69
05-Jan-96       119.04    119.27             08-Sep-97      297.50     216.98              12-May-99       358.31      294.14
08-Jan-96       123.27    120.72             09-Sep-97      293.08     214.57              14-May-99       367.00      291.66
09-Jan-96       120.39    120.06             10-Sep-97      285.19     210.35              17-May-99       361.07      287.27
10-Jan-96       116.73    119.66             11-Sep-97      279.61     205.19              18-May-99       367.22      290.63
11-Jan-96       120.58    119.56             12-Sep-97      280.77     207.28              19-May-99       365.73      294.75
12-Jan-96       120.96    120.53             15-Sep-97      284.62     208.42              20-May-99       357.47      298.39
15-Jan-96       119.81    120.27             16-Sep-97      280.96     211.44              21-May-99       359.80      299.60
16-Jan-96       122.11    120.94             17-Sep-97      291.16     215.28              25-May-99       346.66      296.31
17-Jan-96       120.96    121.05             18-Sep-97      288.66     216.40              26-May-99       346.45      295.76
18-Jan-96       121.92    121.03             19-Sep-97      283.65     214.12              27-May-99       348.99      292.18
19-Jan-96       122.31    121.91             22-Sep-97      294.81     218.23              28-May-99       348.57      291.79
22-Jan-96       123.08    121.87             23-Sep-97      302.89     217.92              31-May-99       352.97      292.67
23-Jan-96       122.89    121.00             24-Sep-97      300.77     216.97              01-Jun-99       348.86      292.21
24-Jan-96       126.35    121.93             25-Sep-97      306.54     216.81              02-Jun-99       352.97      293.99
25-Jan-96       127.69    121.77             26-Sep-97      305.96     217.14              03-Jun-99       352.97      297.94
26-Jan-96       127.12    121.40             29-Sep-97      307.50     216.92              04-Jun-99       350.30      299.26
29-Jan-96       127.50    121.20             30-Sep-97      323.85     220.53              07-Jun-99       362.82      300.29
30-Jan-96       126.92    120.51             01-Oct-97      339.23     226.24              08-Jun-99       370.41      299.35
31-Jan-96       127.88    120.66             02-Oct-97      329.81     225.38              09-Jun-99       372.87      300.43
01-Feb-96       127.12    120.75             03-Oct-97      340.39     230.91              10-Jun-99       372.67      298.07
02-Feb-96       129.62    120.95             06-Oct-97      330.38     230.55              11-Jun-99       368.97      299.74
05-Feb-96       128.84    119.46             07-Oct-97      320.96     227.86              14-Jun-99       365.69      298.79
06-Feb-96       132.31    120.51             08-Oct-97      323.08     226.54              15-Jun-99       367.33      298.68
07-Feb-96       130.00    121.00             09-Oct-97      317.31     219.60              16-Jun-99       373.08      301.48
08-Feb-96       130.19    120.26             10-Oct-97      313.85     217.60              17-Jun-99       374.10      302.58
09-Feb-96       128.46    120.33             13-Oct-97      316.35     224.90              18-Jun-99       369.38      304.28
12-Feb-96       127.88    120.70             14-Oct-97      315.58     224.15              21-Jun-99       381.70      307.81
13-Feb-96       124.81    122.24             15-Oct-97      310.38     221.40              22-Jun-99       384.98      305.15
14-Feb-96       124.62    122.42             16-Oct-97      307.50     218.61              23-Jun-99       385.39      302.10
15-Feb-96       127.69    122.52             17-Oct-97      307.69     216.83              24-Jun-99       381.70      299.57
16-Feb-96       126.73    121.90             20-Oct-97      312.50     217.50              25-Jun-99       381.70      296.68
19-Feb-96       126.54    120.51             21-Oct-97      325.00     221.13              28-Jun-99       384.77      297.78
20-Feb-96       126.92    119.77             22-Oct-97      328.08     219.44              29-Jun-99       392.16      298.74
21-Feb-96       129.04    120.80             23-Oct-97      308.08     211.52              30-Jun-99       392.57      296.44
22-Feb-96       130.77    121.65             24-Oct-97      316.15     213.66              01-Jul-99       399.14      301.34
23-Feb-96       132.31    122.39             27-Oct-97      292.31     206.42              02-Jul-99       396.47      302.16
26-Feb-96       132.12    121.59             28-Oct-97      276.54     200.34              05-Jul-99       412.27      307.46
27-Feb-96       132.31    121.67             29-Oct-97      306.73     210.79              06-Jul-99       409.60      307.04
28-Feb-96       132.69    122.92             30-Oct-97      289.04     205.04              07-Jul-99       406.12      305.85
29-Feb-96       131.73    123.02             31-Oct-97      292.31     206.04              08-Jul-99       404.68      305.74
01-Mar-96       131.54    123.83             03-Nov-97      297.11     211.60              09-Jul-99       406.94      310.02
04-Mar-96       130.77    124.41             04-Nov-97      290.96     208.29              12-Jul-99       396.06      310.79
05-Mar-96       130.77    124.45             05-Nov-97      300.96     210.59              13-Jul-99       410.42      307.52
06-Mar-96       130.19    124.22             06-Nov-97      296.54     208.56              14-Jul-99       430.95      311.33
07-Mar-96       127.69    124.49             07-Nov-97      288.46     203.55              15-Jul-99       436.69      313.95
08-Mar-96       124.23    123.27             10-Nov-97      287.12     205.44              16-Jul-99       434.85      310.93
11-Mar-96       124.81    121.69             11-Nov-97      285.19     205.12              19-Jul-99       443.46      311.06
12-Mar-96       124.23    122.29             12-Nov-97      269.81     202.44              20-Jul-99       420.89      303.87
13-Mar-96       125.00    123.29             13-Nov-97      260.00     203.01              21-Jul-99       408.78      299.89
14-Mar-96       125.77    124.78             14-Nov-97      251.73     204.24              22-Jul-99       377.80      295.54
15-Mar-96       125.38    124.69             17-Nov-97      263.85     210.23              23-Jul-99       379.85      293.93
18-Mar-96       128.27    125.80             18-Nov-97      270.38     210.94              26-Jul-99       371.43      289.76
19-Mar-96       129.62    126.54             19-Nov-97      263.46     208.72              27-Jul-99       375.74      291.28
20-Mar-96       128.84    126.50             20-Nov-97      268.66     212.11              28-Jul-99       385.18      293.79
21-Mar-96       127.50    126.37             21-Nov-97      279.42     215.40              29-Jul-99       386.83      288.45
22-Mar-96       127.31    126.61             24-Nov-97      263.65     209.85              30-Jul-99       391.75      291.99
25-Mar-96       113.46    126.44             25-Nov-97      252.88     208.83              02-Aug-99       383.75      287.49
26-Mar-96       112.88    125.98             26-Nov-97      255.96     211.50              03-Aug-99       383.34      285.21
27-Mar-96       113.46    126.83             27-Nov-97      256.73     212.45              04-Aug-99       374.31      285.61
28-Mar-96       113.85    126.30             28-Nov-97      252.50     211.35              05-Aug-99       358.71      279.45
29-Mar-96       115.58    127.44             01-Dec-97      268.46     218.15              06-Aug-99       366.51      282.66
01-Apr-96       113.85    128.79             02-Dec-97      265.38     219.02              09-Aug-99       361.79      287.04
02-Apr-96       114.04    128.84             03-Dec-97      253.46     218.00              10-Aug-99       353.79      283.55
03-Apr-96       114.04    128.09             04-Dec-97      253.08     220.22              11-Aug-99       365.69      286.22
04-Apr-96       113.46    128.70             05-Dec-97      255.96     220.64              12-Aug-99       378.82      292.28
09-Apr-96       112.12    128.74             08-Dec-97      262.69     222.07              13-Aug-99       388.06      298.16
10-Apr-96       112.88    130.58             09-Dec-97      260.39     221.48              16-Aug-99       389.70      299.21
11-Apr-96       113.65    130.22             10-Dec-97      253.46     218.20              17-Aug-99       393.19      302.69
12-Apr-96       113.85    129.89             11-Dec-97      230.19     211.78              18-Aug-99       389.49      301.15
15-Apr-96       115.77    131.60             12-Dec-97      232.12     212.79              19-Aug-99       384.57      296.09
16-Apr-96       117.11    131.41             15-Dec-97      214.42     213.04              20-Aug-99       385.59      298.21
17-Apr-96       116.92    130.80             16-Dec-97      219.23     216.87              23-Aug-99       387.65      301.82
18-Apr-96       117.31    130.29             17-Dec-97      229.81     219.27              24-Aug-99       392.37      302.48
19-Apr-96       118.08    131.03             18-Dec-97      237.89     217.54              25-Aug-99       412.48      308.38
22-Apr-96       117.89    132.40             19-Dec-97      224.62     210.82              26-Aug-99       412.89      309.60
23-Apr-96       116.35    132.38             22-Dec-97      229.62     212.09              27-Aug-99       416.17      308.96
24-Apr-96       119.04    132.77             23-Dec-97      223.27     210.16              30-Aug-99       409.81      308.68
25-Apr-96       118.85    132.15             24-Dec-97      227.50     211.02              31-Aug-99       400.37      302.37
26-Apr-96       116.73    132.61             29-Dec-97      235.19     217.70              01-Sep-99       397.09      302.32
29-Apr-96       116.35    132.94             30-Dec-97      233.85     219.01              02-Sep-99       385.39      298.45
01-May-96       118.46    133.20             02-Jan-98      238.46     222.20              03-Sep-99       395.65      305.65
02-May-96       117.89    133.82             05-Jan-98      251.54     225.11              06-Sep-99       410.01      310.18
03-May-96       117.89    132.84             06-Jan-98      245.38     222.99              07-Sep-99       419.66      309.85
06-May-96       118.46    134.19             07-Jan-98      243.85     223.42              08-Sep-99       410.01      307.60
07-May-96       116.92    134.13             08-Jan-98      241.35     221.82              09-Sep-99       406.32      310.28
08-May-96       116.15    132.21             09-Jan-98      234.62     219.04              10-Sep-99       426.84      312.54
09-May-96       116.15    133.19             12-Jan-98      219.23     213.80              13-Sep-99       428.69      310.39
10-May-96       116.35    133.01             13-Jan-98      223.46     218.50              14-Sep-99       419.66      307.83
13-May-96       115.58    133.19             14-Jan-98      232.31     221.38              15-Sep-99       424.38      307.88
14-May-96       116.15    133.73             15-Jan-98      231.73     220.95              16-Sep-99       414.73      304.63
15-May-96       115.77    133.98             16-Jan-98      239.61     224.85              17-Sep-99       411.66      302.21
17-May-96       115.96    132.85             19-Jan-98      244.04     227.68              20-Sep-99       406.53      304.57
20-May-96       117.11    133.80             20-Jan-98      247.31     228.49              21-Sep-99       391.75      298.31
21-May-96       117.11    134.67             21-Jan-98      252.50     227.81              22-Sep-99       396.68      297.99
22-May-96       117.89    134.55             22-Jan-98      242.31     225.08              23-Sep-99       403.24      298.71
23-May-96       117.89    135.14             23-Jan-98      240.39     223.69              24-Sep-99       385.80      292.82
24-May-96       117.31    135.26             26-Jan-98      247.12     224.71              27-Sep-99       394.42      297.08
28-May-96       117.31    136.17             27-Jan-98      248.84     225.20              28-Sep-99       392.57      293.15
29-May-96       115.58    135.85             28-Jan-98      255.96     227.67              29-Sep-99       392.16      292.75
30-May-96       115.38    135.44             29-Jan-98      267.88     229.23              30-Sep-99       387.85      289.44
31-May-96       116.54    136.65             30-Jan-98      267.69     229.31              01-Oct-99       379.44      284.76
03-Jun-96       115.00    136.44             02-Feb-98      269.42     231.36              04-Oct-99       385.59      289.33
04-Jun-96       114.81    136.29             03-Feb-98      263.65     230.23              05-Oct-99       393.19      292.25
05-Jun-96       115.58    136.80             04-Feb-98      255.77     228.37              06-Oct-99       399.75      292.90
06-Jun-96       115.96    137.05             05-Feb-98      260.19     231.23              07-Oct-99       402.01      293.58
07-Jun-96       115.19    135.56             06-Feb-98      264.04     232.99              08-Oct-99       405.29      293.09
10-Jun-96       115.58    136.71             09-Feb-98      260.58     233.46              11-Oct-99       406.32      295.69
11-Jun-96       114.42    136.68             10-Feb-98      258.65     232.54              12-Oct-99       389.49      293.76
12-Jun-96       114.04    136.53             11-Feb-98      270.77     234.82              13-Oct-99       378.00      291.59
13-Jun-96       113.65    134.61             12-Feb-98      278.85     233.24              14-Oct-99       371.02      289.08
14-Jun-96       113.27    133.83             13-Feb-98      284.62     233.62              15-Oct-99       368.77      284.17
17-Jun-96       113.08    134.49             16-Feb-98      283.85     236.31              18-Oct-99       356.45      279.50
18-Jun-96       111.92    135.18             17-Feb-98      300.00     241.26              19-Oct-99       367.74      284.41
19-Jun-96       109.81    133.78             18-Feb-98      300.00     243.61              20-Oct-99       360.35      287.47
20-Jun-96       110.19    133.01             19-Feb-98      295.19     243.39              21-Oct-99       369.18      283.97
21-Jun-96       106.92    132.82             20-Feb-98      297.89     244.44              22-Oct-99       387.85      290.14
24-Jun-96       104.23    132.91             23-Feb-98      301.73     248.73              25-Oct-99       386.00      289.38
25-Jun-96       104.62    133.40             24-Feb-98      306.73     250.67              26-Oct-99       381.70      291.73
26-Jun-96       106.35    134.11             25-Feb-98      305.38     254.23              27-Oct-99       371.02      291.79
27-Jun-96       105.38    133.39             26-Feb-98      305.58     255.92              28-Oct-99       377.59      300.11
28-Jun-96       106.73    134.31             27-Feb-98      305.77     256.56              29-Oct-99       400.16      302.05
01-Jul-96       107.12    134.24             02-Mar-98      309.23     261.21              01-Nov-99       398.11      300.67
02-Jul-96       106.54    134.10             03-Mar-98      299.81     258.70              02-Nov-99       393.19      300.56
03-Jul-96       106.92    134.31             04-Mar-98      298.27     257.62              03-Nov-99       412.48      305.94
04-Jul-96       106.35    134.94             05-Mar-98      289.62     254.24              04-Nov-99       428.89      308.89
05-Jul-96       104.81    133.98             06-Mar-98      290.00     261.01              05-Nov-99       432.59      307.92
08-Jul-96       105.19    132.90             09-Mar-98      299.23     263.45              08-Nov-99       423.56      307.50
09-Jul-96       107.69    133.46             10-Mar-98      298.08     262.17              09-Nov-99       429.30      308.17
10-Jul-96       105.58    132.92             11-Mar-98      297.69     263.09              10-Nov-99       448.59      310.17
11-Jul-96       104.23    131.69             12-Mar-98      295.38     261.10              11-Nov-99       474.04      314.19
12-Jul-96       100.96    131.12             13-Mar-98      297.89     265.78              12-Nov-99       454.96      311.59
15-Jul-96        97.69    129.26             16-Mar-98      294.62     267.71              15-Nov-99       472.40      316.79
16-Jul-96        96.73    126.63             17-Mar-98      288.27     268.32              16-Nov-99       462.55      319.11
17-Jul-96        99.04    126.35             18-Mar-98      279.61     264.98              17-Nov-99       467.47      318.81
18-Jul-96        98.08    126.90             19-Mar-98      282.69     264.08              18-Nov-99       465.83      320.97
19-Jul-96        98.85    128.01             20-Mar-98      286.54     268.70              19-Nov-99       467.88      320.73
22-Jul-96        95.58    125.99             23-Mar-98      284.81     269.16              22-Nov-99       454.14      317.77
23-Jul-96        95.38    125.94             24-Mar-98      295.19     270.89              23-Nov-99       446.95      317.01
24-Jul-96        93.08    122.92             25-Mar-98      302.89     273.56              24-Nov-99       457.42      316.40
25-Jul-96        98.65    125.51             26-Mar-98      300.39     270.65              25-Nov-99       480.20      321.64
26-Jul-96        97.11    124.93             27-Mar-98      300.39     273.46              26-Nov-99       498.46      322.23
29-Jul-96        97.69    126.06             30-Mar-98      296.35     270.62              29-Nov-99       499.49      322.80
30-Jul-96       101.73    126.21             31-Mar-98      294.23     270.01              30-Nov-99       496.00      318.06
31-Jul-96       105.38    128.41             01-Apr-98      293.46     273.91              01-Dec-99       505.64      318.30
01-Aug-96       105.38    129.45             02-Apr-98      291.16     276.38              02-Dec-99       503.18      320.20
02-Aug-96       105.58    131.94             03-Apr-98      288.08     278.56              03-Dec-99       517.55      326.19
05-Aug-96       105.38    131.86             06-Apr-98      292.31     284.17              06-Dec-99       512.42      323.15
06-Aug-96       104.04    131.31             07-Apr-98      288.27     279.57              07-Dec-99       514.47      323.27
07-Aug-96       105.58    132.66             08-Apr-98      291.54     279.26              08-Dec-99       525.34      322.51
08-Aug-96       105.96    131.88             09-Apr-98      288.08     280.18              09-Dec-99       545.66      326.49
09-Aug-96       105.19    131.71             14-Apr-98      295.58     281.61              10-Dec-99       534.37      327.16
12-Aug-96       105.00    131.53             15-Apr-98      298.08     282.21              13-Dec-99       516.11      329.77
13-Aug-96       104.81    131.66             16-Apr-98      293.27     277.36              14-Dec-99       517.96      330.48
14-Aug-96       105.00    131.70             17-Apr-98      290.77     278.47              15-Dec-99       502.36      328.65
15-Aug-96       106.15    132.99             20-Apr-98      305.38     283.19              16-Dec-99       522.06      331.65
16-Aug-96       106.54    133.62             21-Apr-98      321.15     284.76              17-Dec-99       535.60      335.28
19-Aug-96       107.31    134.44             22-Apr-98      356.35     284.43              20-Dec-99       532.73      339.93
20-Aug-96       108.08    135.60             23-Apr-98      351.16     280.83              21-Dec-99       525.96      339.98
21-Aug-96       107.31    134.11             24-Apr-98      358.27     279.67              22-Dec-99       541.35      345.28
22-Aug-96       110.77    135.42             27-Apr-98      342.69     265.59              23-Dec-99       536.63      348.16
23-Aug-96       109.04    134.41             28-Apr-98      348.08     270.57              24-Dec-99       539.30      348.86
26-Aug-96       107.88    133.32             29-Apr-98      342.31     270.29              27-Dec-99       537.66      348.83
27-Aug-96       109.23    134.33             01-May-98      364.42     284.72              28-Dec-99       537.86      347.83
28-Aug-96       109.62    135.04             04-May-98      364.81     286.98              29-Dec-99       537.86      349.93
29-Aug-96       108.84    133.98             05-May-98      364.23     281.50              30-Dec-99       554.07      354.66
30-Aug-96       107.88    132.07             06-May-98      372.31     278.94              03-Jan-00       577.88      356.79
02-Sep-96       108.08    133.03             07-May-98      371.16     274.06              04-Jan-00


at the end of 1999. The net cash position renders this ratio meaningless in 1998. The ratio at the end of 1997 was 21:79.

Stockholders' equity increased by EUR 0.2 billion to a level of EUR 14.8 billion at year-end 1999. The effect of 1999 net income of EUR 1.8 billion was to a large extent offset by the share reduction program which reduced equity by EUR
1.5 billion. The currency effects on equity resulted in an increase of EUR 0.3 billion. Furthermore, equity was reduced by dividend payments of EUR 0.4 billion. The EUR 5.4 billion increase in equity in 1998 was largely due to 1998 net income of EUR 6.1 billion, partially offset by the pay-out of dividend.

INCOME FROM CONTINUING OPERATIONS
As a % of stockholders' equity (ROE)

                                    1995      1996      1997      1998      1999
                                    ----      ----      ----      ----      ----
                                    15.8       1.9      15.9       5.1      12.6

5-YEAR RELATIVE PERFORMANCE: PHILIPS, S&P 100, S&P 500
base 100 = Jan 3, 1995

Date         Philips   S&P 100   S&P 500     Date        Philips   S&P 100   S&P 500      Date         Philips   S&P 100   S&P 500
----        --------   -------   -------     ----        --------   -------   -------      ----        --------   -------   -------
03-Jan-95   100.00     100.00    100.00      03-Sep-96   111.65     147.71    142.61       06-May-98   324.96     249.48    240.67
04-Jan-95   100.40     100.42    100.35      04-Sep-96   111.25     147.84    142.80       07-May-98   319.97     246.97    238.54
05-Jan-95    99.60     100.33    100.27      05-Sep-96   110.39     146.35    141.46       08-May-98   322.49     250.21    241.37
06-Jan-95    99.14     100.25    100.34      06-Sep-96   110.84     147.71    142.82       11-May-98   328.95     250.18    241.04
09-Jan-95   100.81     100.17    100.37      09-Sep-96   110.39     149.52    144.58       12-May-98   329.75     252.65    243.03
10-Jan-95   100.81     100.16    100.56      10-Sep-96   109.98     149.61    144.59       13-May-98   326.83     253.77    243.70
11-Jan-95   100.81     100.23    100.56      11-Sep-96   110.84     150.32    145.34       14-May-98   336.21     253.59    243.38
12-Jan-95   104.59     100.18    100.55      12-Sep-96   109.98     151.20    146.19       15-May-98   334.95     251.38    241.50
13-Jan-95   106.25     101.13    101.49      13-Sep-96   109.98     153.34    148.23       18-May-98   324.36     249.94    240.86
16-Jan-95   105.40     101.83    102.24      16-Sep-96   110.84     154.13    148.98       19-May-98   338.73     250.66    241.67
17-Jan-95   105.80     101.88    102.38      17-Sep-96   113.72     154.08    148.75       20-May-98   332.07     253.20    243.75
18-Jan-95   107.06     101.85    102.31      18-Sep-96   114.17     153.93    148.43       21-May-98   331.01     252.03    242.78
19-Jan-95   107.06     101.17    101.71      19-Sep-96   116.24     154.17    148.77       22-May-98   328.49     251.65    241.87
20-Jan-95   107.06     100.70    101.23      20-Sep-96   116.64     155.32    149.64       26-May-98   325.37     248.07    238.29
23-Jan-95   104.99     100.73    101.46      23-Sep-96   118.31     155.04    149.52       27-May-98   316.64     248.37    237.90
24-Jan-95   105.40     100.70    101.47      24-Sep-96   120.42     154.44    149.33       28-May-98   315.78     249.32    239.07
25-Jan-95   106.66     101.00    101.81      25-Sep-96   123.30     154.45    149.38       29-May-98   317.04     246.98    237.59
26-Jan-95   106.66     101.28    102.01      26-Sep-96   121.23     154.43    149.39       01-Jun-98   314.12     246.30    237.63
27-Jan-95   105.40     101.73    102.46      27-Sep-96   119.57     154.31    149.46       02-Jun-98   308.93     246.93    238.12
30-Jan-95   105.40     101.48    102.05      30-Sep-96   119.57     154.48    149.70       03-Jun-98   304.54     244.21    235.83
31-Jan-95   104.99     101.90    102.46      01-Oct-96   119.97     154.96    150.09       04-Jun-98   307.87     247.74    238.47
01-Feb-95   104.59     101.83    102.46      02-Oct-96   119.16     156.19    151.16       05-Jun-98   306.66     252.00    242.61
02-Feb-95   106.25     102.42    102.98      03-Oct-96   118.76     156.06    150.90       08-Jun-98   318.31     252.34    243.02
03-Feb-95   106.66     103.70    104.26      04-Oct-96   120.42     158.02    152.79       09-Jun-98   315.58     253.05    243.60
06-Feb-95   107.06     104.07    104.80      07-Oct-96   120.83     158.62    153.21       10-Jun-98   307.87     252.01    242.27
07-Feb-95   105.80     104.04    104.73      08-Oct-96   122.09     157.94    152.61       11-Jun-98   292.89     248.29    238.41
08-Feb-95   106.66     104.09    104.81      09-Oct-96   124.96     157.00    151.76       12-Jun-98   287.70     249.58    239.34
09-Feb-95   106.66     103.93    104.59      10-Oct-96   124.56     156.46    151.29       15-Jun-98   278.32     244.10    234.59
10-Feb-95   109.98     104.18    104.87      11-Oct-96   126.22     158.10    152.61       16-Jun-98   284.11     246.68    236.89
13-Feb-95   109.98     104.21    104.91      14-Oct-96   122.89     158.92    153.24       17-Jun-98   295.16     250.92    241.14
14-Feb-95   110.39     104.61    105.11      15-Oct-96   119.57     158.82    153.03       18-Jun-98   290.62     250.71    240.98
15-Feb-95   110.84     105.30    105.54      16-Oct-96   118.31     159.36    153.43       19-Jun-98   286.03     249.99    239.74
16-Feb-95   111.25     105.70    105.69      17-Oct-96   118.31     160.03    153.99       22-Jun-98   290.82     250.27    240.30
17-Feb-95   112.91     104.72    104.98      18-Oct-96   117.50     161.06    154.83       23-Jun-98   278.32     254.73    243.84
21-Feb-95   113.31     105.10    105.14      21-Oct-96   114.98     160.21    154.61       24-Jun-98   288.50     258.24    246.76
22-Feb-95   109.18     105.76    105.65      22-Oct-96   113.72     159.66    153.90       25-Jun-98   286.03     257.07    245.97
23-Feb-95   108.32     106.15    106.06      23-Oct-96   109.98     159.90    154.05       26-Jun-98   278.92     258.21    246.83
24-Feb-95   109.18     106.40    106.35      24-Oct-96   117.10     158.34    152.97       29-Jun-98   274.79     260.31    247.98
27-Feb-95   108.72     105.50    105.38      25-Oct-96   121.63     157.96    152.67       30-Jun-98   282.90     258.90    246.96
28-Feb-95   109.58     106.35    106.16      28-Oct-96   118.76     157.19    151.87       01-Jul-98   296.22     261.72    250.17
01-Mar-95   109.98     105.94    105.78      29-Oct-96   116.64     157.94    152.80       02-Jul-98   292.49     261.15    249.70
02-Mar-95   112.51     105.81    105.67      30-Oct-96   115.83     157.70    152.66       06-Jul-98   291.83     263.22    252.08
03-Mar-95   113.72     105.81    105.73      31-Oct-96   117.50     158.89    153.62       07-Jul-98   293.29     262.97    251.50
06-Mar-95   114.57     105.96    105.78      01-Nov-96   118.76     158.62    153.29       08-Jul-98   294.55     265.98    254.05
07-Mar-95   115.83     105.35    105.01      04-Nov-96   118.31     159.54    153.93       09-Jul-98   288.10     264.17    252.35
08-Mar-95   114.57     105.46    105.23      05-Nov-96   117.90     160.96    155.55       10-Jul-98   286.64     265.31    253.61
09-Mar-95   113.31     105.57    105.24      06-Nov-96   119.16     163.49    157.82       13-Jul-98   292.69     266.09    253.79
10-Mar-95   113.31     107.24    106.63      07-Nov-96   119.97     164.35    158.49       14-Jul-98   301.01     269.02    256.49
13-Mar-95   114.17     107.32    106.74      08-Nov-96   119.97     165.21    159.18       15-Jul-98   312.05     268.76    255.89
14-Mar-95   114.57     107.92    107.36      11-Nov-96   121.23     165.56    159.41       16-Jul-98   312.86     270.46    257.89
15-Mar-95   114.57     107.67    107.14      12-Nov-96   121.23     165.00    158.91       17-Jul-98   302.87     271.40    258.49
16-Mar-95   114.57     108.62    107.91      13-Nov-96   121.23     165.24    159.25       20-Jul-98   295.16     270.05    257.91
17-Mar-95   114.57     108.51    107.93      14-Nov-96   122.49     166.15    160.28       21-Jul-98   286.64     265.57    253.77
20-Mar-95   112.91     108.64    108.07      15-Nov-96   123.30     166.34    160.66       22-Jul-98   288.30     265.06    253.55
21-Mar-95   109.98     108.37    107.83      18-Nov-96   122.89     166.10    160.53       23-Jul-98   274.79     259.62    248.25
22-Mar-95   109.18     108.55    107.96      19-Nov-96   125.42     167.25    161.65       24-Jul-98   269.14     260.61    248.48
23-Mar-95   108.32     108.65    108.02      20-Nov-96   125.42     167.70    162.04       27-Jul-98   268.73     263.17    249.89
24-Mar-95   109.98     109.71    109.12      21-Nov-96   125.82     167.29    161.78       28-Jul-98   269.99     259.39    246.18
27-Mar-95   109.98     110.07    109.60      22-Nov-96   129.55     168.79    163.08       29-Jul-98   274.13     258.05    245.09
28-Mar-95   110.39     110.33    109.76      25-Nov-96   128.74     170.86    164.89       30-Jul-98   277.46     262.48    248.95
29-Mar-95   112.91     110.20    109.59      26-Nov-96   134.59     170.71    164.66       31-Jul-98   272.26     257.20    244.10
30-Mar-95   113.31     109.99    109.39      27-Nov-96   132.07     170.76    164.45       03-Aug-98   270.60     254.81    242.30
31-Mar-95   113.72     109.64    109.06      29-Nov-96   135.40     171.20    164.89       04-Aug-98   267.27     245.40    233.52
03-Apr-95   114.98     110.18    109.31      02-Dec-96   132.88     171.46    164.79       05-Aug-98   272.47     248.19    235.55
04-Apr-95   113.31     110.78    110.05      03-Dec-96   133.74     169.62    162.98       06-Aug-98   276.65     250.56    237.34
05-Apr-95   112.05     110.83    110.12      04-Dec-96   132.88     169.23    162.29       07-Aug-98   274.33     249.90    237.30
06-Apr-95   111.65     110.85    110.23      05-Dec-96   133.33     168.79    162.14       10-Aug-98   266.41     248.58    235.92
07-Apr-95   112.05     110.80    110.30      06-Dec-96   131.22     167.45    161.09       11-Aug-98   257.03     245.68    232.84
10-Apr-95   111.65     111.02    110.43      09-Dec-96   132.48     169.61    163.31       12-Aug-98   261.02     249.09    236.16
11-Apr-95   114.17     110.86    110.11      10-Dec-96   131.22     168.84    162.82       13-Aug-98   256.03     246.78    234.13
12-Apr-95   116.24     111.32    110.47      11-Dec-96   127.48     167.38    161.34       14-Aug-98   256.03     244.06    231.48
13-Apr-95   116.64     111.76    110.92      12-Dec-96   129.55     164.90    158.85       17-Aug-98   259.96     249.32    236.04
17-Apr-95   118.31     111.14    110.24      13-Dec-96   129.55     164.76    158.71       18-Aug-98   272.26     253.75    239.86
18-Apr-95   119.57     111.15    110.08      16-Dec-96   129.55     163.06    157.04       19-Aug-98   273.52     253.11    239.17
19-Apr-95   119.16     111.30    109.98      17-Dec-96   130.41     164.40    158.14       20-Aug-98   262.48     251.42    237.76
20-Apr-95   119.57     111.44    110.06      18-Dec-96   131.22     165.77    159.34       21-Aug-98   253.71     249.39    235.49
21-Apr-95   119.97     112.58    110.76      19-Dec-96   133.74     169.11    162.44       24-Aug-98   245.18     251.02    237.01
24-Apr-95   122.09     113.43    111.71      20-Dec-96   133.33     170.14    163.11       25-Aug-98   242.06     252.46    238.04
25-Apr-95   119.16     113.26    111.55      23-Dec-96   133.74     169.50    162.69       26-Aug-98   235.00     250.60    236.15
26-Apr-95   125.42     113.40    111.66      24-Dec-96   133.74     170.56    163.58       27-Aug-98   219.97     240.85    227.09
27-Apr-95   126.68     113.68    111.86      26-Dec-96   134.14     171.71    164.63       28-Aug-98   221.03     237.01    223.72
28-Apr-95   128.34     113.84    112.11      27-Dec-96   133.74     171.95    164.84       31-Aug-98   199.75     219.98    208.51
01-May-95   128.74     113.75    112.01      30-Dec-96   132.88     171.15    164.20       01-Sep-98   211.04     229.25    216.56
02-May-95   130.41     113.79    112.14      31-Dec-96   133.33     168.06    161.34       02-Sep-98   211.85     226.90    215.74
03-May-95   130.81     115.13    113.37      02-Jan-97   131.22     167.71    160.53       03-Sep-98   209.98     224.71    213.95
04-May-95   131.67     115.21    113.38      03-Jan-97   133.33     170.40    162.93       04-Sep-98   201.01     222.89    212.13
05-May-95   134.14     115.23    113.29      06-Jan-97   132.48     170.78    162.85       08-Sep-98   216.64     233.53    222.92
08-May-95   134.59     116.18    114.13      07-Jan-97   132.48     172.46    164.06       09-Sep-98   210.79     229.92    219.16
09-May-95   133.33     116.16    114.04      08-Jan-97   135.40     171.15    163.01       10-Sep-98   202.67     223.53    213.50
10-May-95   132.48     116.37    114.21      09-Jan-97   137.47     172.60    164.42       11-Sep-98   204.14     230.15    219.79
11-May-95   129.15     116.37    114.21      10-Jan-97   138.73     173.89    165.43       14-Sep-98   199.14     234.20    224.29
12-May-95   126.68     116.69    114.47      13-Jan-97   138.33     174.01    165.43       15-Sep-98   196.87     235.63    226.02
15-May-95   128.74     117.13    114.95      14-Jan-97   138.73     176.08    167.47       16-Sep-98   194.96     237.15    227.72
16-May-95   124.96     117.01    115.05      15-Jan-97   138.73     175.96    167.11       17-Sep-98   177.26     230.79    221.92
17-May-95   126.22     116.87    114.80      16-Jan-97   143.72     176.17    167.66       18-Sep-98   169.99     231.21    222.19
18-May-95   125.42     114.96    113.17      17-Jan-97   142.06     177.91    169.06       21-Sep-98   153.30     232.17    223.02
19-May-95   125.82     115.15    113.09      20-Jan-97   140.39     177.82    169.18       22-Sep-98   160.21     232.33    224.27
22-May-95   130.01     116.19    114.06      21-Jan-97   139.59     179.32    170.49       23-Sep-98   178.72     240.64    232.21
23-May-95   131.67     117.23    115.13      22-Jan-97   136.26     180.01    171.25       24-Sep-98   168.33     235.60    227.12
24-May-95   132.48     117.21    115.14      23-Jan-97   135.40     177.92    169.36       25-Sep-98   176.65     236.35    227.56
25-May-95   135.00     117.12    115.13      24-Jan-97   134.59     176.16    167.83       28-Sep-98   177.91     237.27    228.42
26-May-95   135.40     115.94    114.06      27-Jan-97   134.59     174.88    166.63       29-Sep-98   180.58     237.59    228.49
30-May-95   134.14     115.97    114.04      28-Jan-97   133.33     174.76    166.63       30-Sep-98   177.91     230.21    221.52
31-May-95   133.74     118.43    116.18      29-Jan-97   132.48     177.03    168.26       01-Oct-98   169.34     223.51    214.85
01-Jun-95   134.14     118.59    116.20      30-Jan-97   132.48     179.66    170.80       02-Oct-98   166.46     227.12    218.38
02-Jun-95   133.33     118.20    115.99      31-Jan-97   133.33     180.16    171.24       05-Oct-98   161.67     224.42    215.32
05-Jun-95   133.33     118.70    116.66      03-Feb-97   137.92     180.26    171.36       06-Oct-98   164.15     224.18    214.46
06-Jun-95   134.59     118.73    116.65      04-Feb-97   137.07     180.92    171.91       07-Oct-98   159.35     222.61    211.43
07-Jun-95   134.59     118.20    116.12      05-Feb-97   135.00     177.96    169.52       08-Oct-98   152.09     220.28    208.98
08-Jun-95   135.00     118.06    115.95      06-Feb-97   134.14     178.17    169.93       09-Oct-98   166.67     225.83    214.41
09-Jun-95   134.14     117.08    114.99      07-Feb-97   135.00     180.21    171.98       12-Oct-98   174.13     228.85    217.31
12-Jun-95   135.00     117.80    115.63      10-Feb-97   132.88     178.62    171.08       13-Oct-98   176.25     227.72    216.68
13-Jun-95   136.66     119.06    116.76      11-Feb-97   130.81     179.80    171.98       14-Oct-98   185.38     229.58    219.02
14-Jun-95   136.66     119.35    116.85      12-Feb-97   137.47     182.81    174.85       15-Oct-98   196.62     240.05    228.16
15-Jun-95   136.66     119.54    116.99      13-Feb-97   143.32     184.69    176.82       16-Oct-98   194.55     243.21    230.10
16-Jun-95   137.47     120.28    117.58      14-Feb-97   139.99     183.80    176.10       19-Oct-98   187.90     243.89    231.40
19-Jun-95   139.59     121.43    118.76      18-Feb-97   145.39     185.25    177.80       20-Oct-98   197.68     243.83    231.74
20-Jun-95   138.73     121.52    118.70      19-Feb-97   148.71     184.58    176.97       21-Oct-98   208.12     245.46    233.04
21-Jun-95   139.13     121.32    118.49      20-Feb-97   145.39     182.54    174.86       22-Oct-98   184.17     247.86    234.91
22-Jun-95   139.99     122.79    120.03      21-Feb-97   145.84     182.31    174.64       23-Oct-98   174.79     246.40    233.21
23-Jun-95   141.25     122.48    119.73      24-Feb-97   146.65     184.14    176.49       26-Oct-98   178.92     246.41    233.56
26-Jun-95   141.25     121.23    118.52      25-Feb-97   148.71     184.72    176.89       27-Oct-98   184.77     243.92    232.04
27-Jun-95   141.65     120.79    118.15      26-Feb-97   150.38     183.15    175.49       28-Oct-98   181.44     244.23    232.64
28-Jun-95   139.99     121.42    118.65      27-Feb-97   152.09     180.48    173.18       29-Oct-98   176.25     248.35    236.53
29-Jun-95   142.06     121.17    118.46      28-Feb-97   149.97     179.40    172.25       30-Oct-98   184.17     250.69    239.30
30-Jun-95   142.46     120.92    118.65      03-Mar-97   151.24     180.38    173.23       02-Nov-98   197.68     253.99    242.12
03-Jul-95   143.72     121.59    119.16      04-Mar-97   156.23     179.03    172.28       03-Nov-98   191.63     254.08    241.96
05-Jul-95   151.24     121.59    119.20      05-Mar-97   162.08     181.76    174.68       04-Nov-98   203.13     255.39    243.66
06-Jul-95   157.49     123.28    120.67      06-Mar-97   158.30     181.21    173.94       05-Nov-98   206.86     259.08    246.97
07-Jul-95   167.47     123.73    121.18      07-Mar-97   157.09     182.14    175.33       06-Nov-98   206.00     260.92    248.53
10-Jul-95   172.06     123.94    121.36      10-Mar-97   156.23     183.84    177.22       09-Nov-98   197.68     258.46    246.17
11-Jul-95   174.58     123.43    120.84      11-Mar-97   157.49     183.45    176.72       10-Nov-98   195.21     258.36    245.75
12-Jul-95   176.65     124.82    122.17      12-Mar-97   153.76     181.73    175.18       11-Nov-98   199.14     257.03    244.16
13-Jul-95   174.58     124.78    122.19      13-Mar-97   147.91     178.99    171.98       12-Nov-98   201.66     256.06    243.45
14-Jul-95   170.80     124.53    121.95      14-Mar-97   149.57     179.12    172.76       13-Nov-98   203.53     258.76    245.20
17-Jul-95   172.92     125.25    122.57      17-Mar-97   149.17     180.24    173.32       16-Nov-98   210.39     261.23    247.40
18-Jul-95   171.26     124.39    121.64      18-Mar-97   148.71     179.33    172.00       17-Nov-98   213.92     261.87    248.16
19-Jul-95   165.00     122.83    120.01      19-Mar-97   149.17     178.60    171.15       18-Nov-98   226.22     263.60    249.28
20-Jul-95   166.67     123.24    120.57      20-Mar-97   142.91     178.07    170.47       19-Nov-98   228.54     265.46    251.05
21-Jul-95   169.14     123.60    120.59      21-Mar-97   144.98     178.15    170.79       20-Nov-98   232.27     268.43    253.44
24-Jul-95   175.39     123.97    121.24      24-Mar-97   142.46     179.48    172.27       23-Nov-98   233.08     274.51    258.81
25-Jul-95   175.39     124.82    122.21      25-Mar-97   147.05     179.21    171.87       24-Nov-98   223.50     273.33    257.67
26-Jul-95   172.92     124.68    122.33      26-Mar-97   152.09     179.57    172.18       25-Nov-98   214.12     274.35    258.52
27-Jul-95   167.47     125.52    123.11      27-Mar-97   151.64     176.06    168.56       27-Nov-98   219.77     275.80    259.70
28-Jul-95   164.55     125.03    122.61      31-Mar-97   147.91     172.08    164.91       30-Nov-98   211.04     269.46    253.45
31-Jul-95   164.15     124.85    122.42      01-Apr-97   147.91     172.46    165.46       01-Dec-98   211.65     272.32    255.99
01-Aug-95   163.74     124.16    121.90      02-Apr-97   144.18     170.28    163.38       02-Dec-98   207.06     270.24    255.11
02-Aug-95   163.74     123.77    121.71      03-Apr-97   146.24     170.11    163.43       03-Dec-98   216.04     264.76    250.52
03-Aug-95   160.82     123.82    121.70      04-Apr-97   150.83     172.04    165.08       04-Dec-98   225.82     270.85    256.31
04-Aug-95   158.30     123.62    121.74      07-Apr-97   152.50     173.09    166.00       07-Dec-98   224.36     273.65    258.70
07-Aug-95   158.30     123.97    121.98      08-Apr-97   154.97     174.15    166.87       08-Dec-98   224.16     272.69    257.32
08-Aug-95   159.15     124.08    122.06      09-Apr-97   153.76     172.69    165.67       09-Dec-98   232.48     272.67    257.78
09-Aug-95   159.96     123.91    121.91      10-Apr-97   152.50     171.90    165.18       10-Dec-98   221.43     268.05    253.76
10-Aug-95   160.82     123.24    121.42      11-Apr-97   146.65     166.99    160.67       11-Dec-98   221.23     268.29    254.07
11-Aug-95   160.82     122.77    120.91      14-Apr-97   150.83     168.77    161.99       14-Dec-98   211.65     262.67    248.57
14-Aug-95   161.67     123.94    121.92      15-Apr-97   152.90     171.66    164.39       15-Dec-98   218.10     268.96    253.28
15-Aug-95   158.75     123.62    121.66      16-Apr-97   152.90     173.29    166.31       16-Dec-98   206.66     268.50    253.09
16-Aug-95   154.16     123.75    121.97      17-Apr-97   155.42     173.25    165.92       17-Dec-98   215.38     272.47    257.01
17-Aug-95   153.30     123.47    121.77      18-Apr-97   156.23     174.33    166.92       18-Dec-98   228.74     275.37    258.77
18-Aug-95   153.30     123.24    121.80      21-Apr-97   157.49     173.28    165.62       21-Dec-98   226.22     278.32    261.99
21-Aug-95   154.97     122.93    121.56      22-Apr-97   158.75     176.91    168.72       22-Dec-98   222.89     278.35    262.15
22-Aug-95   155.42     123.24    121.87      23-Apr-97   167.07     176.43    168.51       23-Dec-98   223.95     285.00    267.59
23-Aug-95   152.50     122.67    121.35      24-Apr-97   168.73     176.06    167.97       24-Dec-98   224.96     284.27    267.10
24-Aug-95   151.24     122.70    121.42      25-Apr-97   167.47     174.63    166.71       28-Dec-98   222.29     283.85    266.93
25-Aug-95   151.24     123.29    122.00      28-Apr-97   170.40     176.42    168.36       29-Dec-98   223.75     286.55    270.48
28-Aug-95   149.57     122.88    121.77      29-Apr-97   176.25     181.69    172.95       30-Dec-98   223.10     283.53    268.33
29-Aug-95   149.57     123.32    121.98      30-Apr-97   178.32     183.40    174.54       31-Dec-98   225.62     281.99    267.74
30-Aug-95   150.38     123.54    122.18      01-May-97   182.90     182.32    173.93       04-Jan-99   233.33     282.41    267.50
31-Aug-95   149.97     123.84    122.38      02-May-97   185.83     185.67    177.08       05-Jan-99   242.06     287.29    271.13
01-Sep-95   151.24     124.39    122.81      05-May-97   184.97     189.62    180.84       06-Jan-99   256.23     294.58    277.13
05-Sep-95   153.76     125.50    123.97      06-May-97   180.84     189.44    180.30       07-Jan-99   250.83     295.41    276.56
06-Sep-95   158.30     125.71    124.19      07-May-97   179.58     186.48    177.65       08-Jan-99   252.70     296.93    277.73
07-Sep-95   156.23     125.66    124.22      08-May-97   180.84     187.52    178.66       11-Jan-99   247.45     293.85    275.29
08-Sep-95   155.42     126.13    124.74      09-May-97   185.38     188.73    179.65       12-Jan-99   240.80     287.81    269.98
11-Sep-95   157.49     126.30    125.00      12-May-97   185.38     192.24    182.45       13-Jan-99   232.88     286.10    268.87
12-Sep-95   159.96     127.12    125.57      13-May-97   187.04     191.15    181.47       14-Jan-99   229.35     280.51    264.03
13-Sep-95   159.56     127.77    126.06      14-May-97   189.56     191.87    182.10       15-Jan-99   239.99     287.80    270.80
14-Sep-95   158.75     129.05    127.12      15-May-97   192.08     193.37    183.37       19-Jan-99   247.45     291.00    272.70
15-Sep-95   154.16     129.25    127.06      16-May-97   192.08     189.67    180.73       20-Jan-99   259.76     292.25    273.71
18-Sep-95   153.30     128.99    126.93      19-May-97   192.89     191.05    181.50       21-Jan-99   253.30     288.09    269.03
19-Sep-95   154.56     129.20    127.25      20-May-97   194.55     193.35    183.32       22-Jan-99   258.09     284.96    266.86
20-Sep-95   160.82     130.14    127.81      21-May-97   194.96     192.85    182.82       25-Jan-99   267.47     287.61    268.78
21-Sep-95   163.74     129.37    126.98      22-May-97   192.89     191.56    182.02       26-Jan-99   254.16     292.80    272.77
22-Sep-95   163.74     129.19    126.71      23-May-97   194.15     194.20    184.49       27-Jan-99   247.91     290.09    270.78
25-Sep-95   161.22     129.47    126.73      27-May-97   191.23     195.05    185.08       28-Jan-99   245.39     295.16    275.61
26-Sep-95   160.82     129.41    126.64      28-May-97   188.75     194.05    184.53       29-Jan-99   242.66     298.99    278.72
27-Sep-95   159.56     129.24    126.56      29-May-97   190.42     193.12    183.85       01-Feb-99   237.07     296.76    277.28
28-Sep-95   161.22     130.14    127.61      30-May-97   186.64     192.97    184.77       02-Feb-99   238.93     293.78    274.88
29-Sep-95   162.48     129.81    127.29      02-Jun-97   190.82     193.03    184.35       03-Feb-99   243.72     296.76    277.07
02-Oct-95   160.82     129.12    126.71      03-Jun-97   192.49     193.01    184.16       04-Feb-99   239.99     290.51    271.94
03-Oct-95   158.30     129.37    126.84      04-Jun-97   200.81     191.49    182.99       05-Feb-99   236.41     288.36    269.96
04-Oct-95   153.76     129.34    126.65      05-Jun-97   204.14     192.07    183.71       08-Feb-99   240.80     290.24    270.91
05-Oct-95   155.82     129.53    126.90      06-Jun-97   203.73     195.42    186.89       09-Feb-99   239.33     283.16    264.89
06-Oct-95   154.56     129.61    126.87      09-Jun-97   202.87     196.64    187.95       10-Feb-99   240.19     285.92    266.50
09-Oct-95   149.17     128.68    125.98      10-Jun-97   202.07     196.90    188.47       11-Feb-99   238.73     293.31    273.15
10-Oct-95   142.91     128.67    125.79      11-Jun-97   197.08     197.92    189.40       12-Feb-99   232.48     287.65    267.94
11-Oct-95   149.17     128.94    126.21      12-Jun-97   200.00     200.80    192.42       16-Feb-99   229.95     289.33    270.50
12-Oct-95   151.64     129.72    127.01      13-Jun-97   202.07     203.07    194.57       17-Feb-99   225.62     286.02    266.61
13-Oct-95   149.57     130.03    127.31      16-Jun-97   210.79     203.63    194.70       18-Feb-99   228.74     288.60    269.50
16-Oct-95   149.97     129.82    126.99      17-Jun-97   220.83     203.75    194.82       19-Feb-99   232.07     289.58    269.91
17-Oct-95   149.57     130.70    127.81      18-Jun-97   232.07     202.38    193.65       22-Feb-99   242.26     296.57    277.09
18-Oct-95   149.97     130.85    127.95      19-Jun-97   229.95     204.00    195.59       23-Feb-99   244.78     296.66    276.88
19-Oct-95   144.98     131.82    128.65      20-Jun-97   229.95     204.59    195.75       24-Feb-99   237.27     291.76    273.01
20-Oct-95   142.91     131.00    127.96      23-Jun-97   229.95     200.00    191.37       25-Feb-99   233.74     290.97    271.18
23-Oct-95   143.72     130.45    127.43      24-Jun-97   234.54     204.38    195.23       26-Feb-99   232.07     288.71    269.72
24-Oct-95   146.24     130.82    127.76      25-Jun-97   241.65     202.18    193.63       01-Mar-99   229.55     288.54    269.25
25-Oct-95   139.59     129.95    126.87      26-Jun-97   238.73     200.99    192.48       02-Mar-99   227.69     285.43    266.93
26-Oct-95   122.89     128.60    125.62      27-Jun-97   241.20     201.68    193.27       03-Mar-99   228.29     285.71    267.41
27-Oct-95   126.22     129.31    126.27      30-Jun-97   239.54     201.02    192.79       04-Mar-99   225.42     290.95    271.53
30-Oct-95   126.22     130.23    127.04      01-Jul-97   235.00     202.70    194.08       05-Mar-99   232.68     298.31    277.81
31-Oct-95   128.74     129.76    126.66      02-Jul-97   233.54     205.69    196.91       08-Mar-99   232.27     300.22    279.39
01-Nov-95   128.34     130.01    127.25      03-Jul-97   239.54     208.59    199.72       09-Mar-99   233.08     299.22    278.77
02-Nov-95   127.08     131.15    128.45      07-Jul-97   246.24     207.84    198.69       10-Mar-99   237.67     300.84    280.29
03-Nov-95   126.68     131.16    128.63      08-Jul-97   244.78     209.44    200.12       11-Mar-99   244.98     303.38    282.65
06-Nov-95   124.56     130.53    128.17      09-Jul-97   243.72     206.67    197.67       12-Mar-99   241.65     302.65    281.98
07-Nov-95   119.57     130.15    127.71      10-Jul-97   247.45     207.80    199.03       15-Mar-99   248.71     306.01    284.74
08-Nov-95   117.90     131.40    128.88      11-Jul-97   247.71     208.59    199.66       16-Mar-99   255.62     306.09    284.54
09-Nov-95   121.23     131.65    129.22      14-Jul-97   246.65     209.28    200.03       17-Mar-99   260.16     303.87    282.68
10-Nov-95   125.42     131.83    129.10      15-Jul-97   250.58     211.06    201.64       18-Mar-99   265.81     307.77    286.76
13-Nov-95   126.68     131.95    129.01      16-Jul-97   262.68     213.32    204.00       19-Mar-99   264.35     303.51    283.00
14-Nov-95   124.56     131.40    128.35      17-Jul-97   258.95     212.55    202.92       22-Mar-99   266.41     303.24    282.51
15-Nov-95   122.89     132.68    129.37      18-Jul-97   253.30     209.12    199.36       23-Mar-99   257.49     295.00    274.91
16-Nov-95   123.30     133.44    130.11      21-Jul-97   243.32     208.72    198.85       24-Mar-99   257.49     296.69    276.32
17-Nov-95   122.49     133.98    130.70      22-Jul-97   252.90     213.52    203.43       25-Mar-99   268.73     302.30    280.98
20-Nov-95   121.23     133.32    130.00      23-Jul-97   262.28     213.91    203.99       26-Mar-99   261.83     300.50    279.41
21-Nov-95   121.63     134.22    130.74      24-Jul-97   278.32     214.47    204.80       29-Mar-99   269.74     307.88    285.37
22-Nov-95   119.97     133.72    130.34      25-Jul-97   277.26     214.24    204.48       30-Mar-99   266.62     306.25    283.32
24-Nov-95   123.75     133.96    130.68      28-Jul-97   269.99     213.61    203.97       31-Mar-99   274.79     301.86    280.19
27-Nov-95   126.68     134.06    130.98      29-Jul-97   266.01     214.44    205.24       01-Apr-99   270.80     303.42    281.79
28-Nov-95   129.55     135.17    132.09      30-Jul-97   273.73     216.68    207.42       05-Apr-99   275.79     310.39    287.76
29-Nov-95   132.48     135.57    132.35      31-Jul-97   272.67     217.06    207.86       06-Apr-99   269.74     310.59    287.05
30-Nov-95   130.41     134.77    131.86      01-Aug-97   266.01     215.51    206.30       07-Apr-99   274.99     314.12    289.01
01-Dec-95   127.08     135.38    132.21      04-Aug-97   266.62     216.62    206.99       08-Apr-99   273.52     317.22    292.74
04-Dec-95   127.08     136.96    133.67      05-Aug-97   262.88     216.93    207.44       09-Apr-99   262.88     318.09    293.69
05-Dec-95   130.01     137.89    134.54      06-Aug-97   268.94     219.09    209.17       12-Apr-99   266.62     320.00    295.93
06-Dec-95   130.01     138.30    135.08      07-Aug-97   272.06     216.67    207.18       13-Apr-99   268.53     318.14    294.01
07-Dec-95   126.68     137.41    134.21      08-Aug-97   267.88     212.26    203.34       14-Apr-99   266.87     312.29    289.35
08-Dec-95   127.48     137.74    134.50      11-Aug-97   260.82     212.58    204.09       15-Apr-99   269.54     312.61    288.13
11-Dec-95   125.82     138.52    134.94      12-Aug-97   256.23     210.14    201.81       16-Apr-99   278.11     312.16    287.29
12-Dec-95   124.96     138.62    134.78      13-Aug-97   251.44     209.16    200.83       19-Apr-99   280.18     304.80    280.87
13-Dec-95   125.82     139.41    135.41      14-Aug-97   252.04     209.42    201.43       20-Apr-99   271.00     309.09    284.50
14-Dec-95   118.76     138.13    134.37      15-Aug-97   237.87     202.93    196.21       21-Apr-99   281.24     315.91    291.02
15-Dec-95   119.57     137.84    134.25      18-Aug-97   246.24     207.23    198.75       22-Apr-99   298.74     322.13    295.97
18-Dec-95   118.76     135.83    132.17      19-Aug-97   246.04     210.30    201.70       23-Apr-99   294.35     320.92    295.54
19-Dec-95   117.10     136.90    133.29      20-Aug-97   257.89     213.51    204.60       26-Apr-99   299.14     322.12    296.23
20-Dec-95   119.16     135.42    131.98      21-Aug-97   253.30     209.92    201.49       27-Apr-99   297.08     321.83    296.84
21-Dec-95   120.42     136.27    132.97      22-Aug-97   247.45     209.36    201.16       28-Apr-99   287.04     319.25    294.25
22-Dec-95   119.97     136.41    133.29      25-Aug-97   247.25     208.41    200.42       29-Apr-99   285.38     317.25    292.49
26-Dec-95   121.23     136.97    133.80      26-Aug-97   244.58     206.41    198.87       30-Apr-99   283.71     315.43    290.82
27-Dec-95   120.83     136.85    133.85      27-Aug-97   246.04     206.66    199.02       03-May-99   294.15     319.83    295.06
28-Dec-95   118.76     136.59    133.76      28-Aug-97   241.20     204.15    196.83       04-May-99   289.36     314.32    290.13
29-Dec-95   119.57     136.77    134.16      29-Aug-97   238.73     202.83    195.92       05-May-99   290.17     318.55    293.46
02-Jan-96   124.16     138.14    135.20      02-Sep-97   254.77     209.68    202.04       06-May-99   287.04     314.91    290.14
03-Jan-96   126.22     138.34    135.33      03-Sep-97   260.62     209.83    202.10       07-May-99   293.70     318.27    292.96
04-Jan-96   128.74     137.48    134.54      04-Sep-97   257.69     210.67    202.76       10-May-99   298.08     316.49    291.93
05-Jan-96   129.55     137.53    134.33      05-Sep-97   254.36     210.42    202.36       11-May-99   302.07     319.22    295.27
08-Jan-96   132.07     137.98    134.71      08-Sep-97   252.24     210.92    202.83       12-May-99   307.87     320.94    297.10
09-Jan-96   126.68     136.04    132.75      09-Sep-97   250.38     211.53    203.35       13-May-99   311.20     321.78    297.87
10-Jan-96   124.96     133.41    130.36      10-Sep-97   242.66     208.11    200.18       14-May-99   304.34     314.46    291.39
11-Jan-96   130.01     134.51    131.27      11-Sep-97   242.26     206.69    198.77       17-May-99   303.93     315.15    291.76
12-Jan-96   129.55     134.20    131.08      12-Sep-97   248.51     208.90    201.24       18-May-99   303.28     314.20    290.41
15-Jan-96   127.08     133.90    130.65      15-Sep-97   246.85     207.34    200.34       19-May-99   307.06     316.97    292.79
16-Jan-96   130.41     135.85    132.53      16-Sep-97   248.31     212.81    205.97       20-May-99   296.82     315.22    291.61
17-Jan-96   128.34     135.13    132.08      17-Sep-97   252.90     212.59    205.40       21-May-99   297.08     313.61    289.75
18-Jan-96   127.89     135.54    132.48      18-Sep-97   250.83     213.10    206.33       24-May-99   289.96     307.37    284.60
19-Jan-96   129.15     136.39    133.26      19-Sep-97   249.57     213.93    207.03       25-May-99   282.70     302.26    279.76
22-Jan-96   130.01     136.77    133.61      22-Sep-97   257.03     215.19    208.10       26-May-99   287.49     307.93    284.19
23-Jan-96   128.34     136.71    133.47      23-Sep-97   257.49     214.69    207.34       27-May-99   287.24     302.42    279.11
24-Jan-96   134.14     138.49    135.04      24-Sep-97   261.42     213.01    205.72       28-May-99   287.04     307.50    283.56
25-Jan-96   132.88     137.84    134.40      25-Sep-97   264.95     211.47    204.29       01-Jun-99   291.07     305.42    281.91
26-Jan-96   133.33     139.03    135.40      26-Sep-97   266.87     213.26    205.88       02-Jun-99   287.24     306.11    282.03
29-Jan-96   132.88     139.82    135.96      29-Sep-97   271.41     215.15    207.65       03-Jun-99   285.83     307.03    283.06
30-Jan-96   132.48     141.18    137.25      30-Sep-97   279.98     213.31    206.33       04-Jun-99   286.43     313.92    289.20
31-Jan-96   133.74     142.38    138.53      01-Oct-97   295.41     215.12    208.10       07-Jun-99   291.28     315.66    290.68
01-Feb-96   133.33     142.84    139.06      02-Oct-97   289.36     215.99    209.20       08-Jun-99   303.18     310.69    286.93
02-Feb-96   134.59     142.18    138.50      03-Oct-97   293.29     216.67    210.20       09-Jun-99   304.19     311.57    287.22
05-Feb-96   138.73     143.50    139.71      06-Oct-97   289.16     218.16    211.86       10-Jun-99   306.61     307.95    283.77
06-Feb-96   138.73     144.91    140.78      07-Oct-97   284.97     220.91    214.14       11-Jun-99   305.40     305.73    281.77
07-Feb-96   136.66     145.90    141.56      08-Oct-97   283.31     219.16    212.11       14-Jun-99   299.75     306.38    281.85
08-Feb-96   137.47     147.15    142.90      09-Oct-97   284.97     218.33    211.41       15-Jun-99   299.95     308.31    283.41
09-Feb-96   134.14     146.91    142.97      10-Oct-97   276.20     217.25    210.62       16-Jun-99   305.40     316.02    289.78
12-Feb-96   134.59     148.14    144.07      13-Oct-97   276.45     217.62    210.86       17-Jun-99   305.60     318.56    291.85
13-Feb-96   131.67     147.87    143.87      14-Oct-97   275.79     217.58    211.34       18-Jun-99   302.17     319.08    292.49
14-Feb-96   132.88     147.01    142.79      15-Oct-97   275.39     216.07    210.35       21-Jun-99   308.02     320.90    293.83
15-Feb-96   133.33     145.71    141.87      16-Oct-97   270.40     213.41    208.07       22-Jun-99   314.47     317.73    290.97
16-Feb-96   134.59     144.84    141.14      17-Oct-97   267.68     211.24    205.65       23-Jun-99   315.68     316.81    290.36
20-Feb-96   135.00     143.45    139.54      20-Oct-97   272.87     213.81    208.14       24-Jun-99   314.07     313.19    286.59
21-Feb-96   139.13     145.50    141.16      21-Oct-97   287.04     217.82    211.77       25-Jun-99   311.65     313.39    286.49
22-Feb-96   142.46     148.06    143.51      22-Oct-97   286.38     216.67    210.95       28-Jun-99   314.88     317.35    289.98
23-Feb-96   142.06     148.16    143.56      23-Oct-97   270.80     212.07    207.07       29-Jun-99   320.52     322.83    294.36
26-Feb-96   141.25     146.06    141.68      24-Oct-97   267.07     209.29    205.10       30-Jun-99   325.57     328.86    298.99
27-Feb-96   141.25     145.47    140.98      27-Oct-97   242.26     194.96    191.02       01-Jul-99   321.94     331.23    300.79
28-Feb-96   140.39     144.96    140.43      28-Oct-97   259.15     206.20    200.79       02-Jul-99   323.35     334.40    303.03
29-Feb-96   137.92     144.04    139.49      29-Oct-97   262.48     205.29    200.20       06-Jul-99   329.20     333.46    302.35
01-Mar-96   138.33     144.96    140.35      30-Oct-97   254.56     201.40    196.83       07-Jul-99   327.58     336.02    304.04
04-Mar-96   137.92     146.08    141.75      31-Oct-97   261.22     203.88    199.22       08-Jul-99   325.57     335.35    303.72
05-Mar-96   138.33     147.31    142.84      03-Nov-97   268.08     209.39    204.52       09-Jul-99   327.99     337.48    305.65
06-Mar-96   137.07     146.33    142.01      04-Nov-97   262.28     209.43    204.91       12-Jul-99   318.10     337.00    304.74
07-Mar-96   134.14     146.81    142.37      05-Nov-97   269.54     209.48    205.35       13-Jul-99   329.00     336.04    303.54
08-Mar-96   129.15     142.23    137.98      06-Nov-97   265.41     208.49    204.31       14-Jul-99   342.11     336.87    304.54
11-Mar-96   131.67     143.99    139.40      07-Nov-97   260.16     206.48    202.02       15-Jul-99   351.59     339.35    307.03
12-Mar-96   131.22     143.40    138.77      10-Nov-97   252.70     204.85    200.63       16-Jul-99   349.57     342.57    309.03
13-Mar-96   131.22     143.82    139.08      11-Nov-97   252.04     205.63    201.21       19-Jul-99   354.01     339.89    306.60
14-Mar-96   132.88     144.58    139.59      12-Nov-97   235.00     201.81    197.33       20-Jul-99   335.25     331.48    299.95
15-Mar-96   132.88     144.89    139.71      13-Nov-97   229.95     204.62    199.66       21-Jul-99   334.44     331.59    300.43
18-Mar-96   135.80     147.45    142.16      14-Nov-97   231.62     207.38    202.21       22-Jul-99   306.20     327.22    296.44
19-Mar-96   136.66     147.24    141.95      17-Nov-97   237.07     211.49    206.09       23-Jul-99   312.46     326.27    295.56
20-Mar-96   134.59     146.60    141.57      18-Nov-97   237.87     209.83    204.36       26-Jul-99   307.41     323.49    293.56
21-Mar-96   133.33     146.41    141.40      19-Nov-97   236.01     211.49    205.74       27-Jul-99   317.10     327.50    296.84
22-Mar-96   134.59     146.68    141.71      20-Nov-97   240.19     214.68    208.88       28-Jul-99   323.35     328.22    297.40
25-Mar-96   119.16     146.47    141.59      21-Nov-97   244.78     216.38    209.77       29-Jul-99   322.74     322.32    292.09
26-Mar-96   119.57     147.18    142.23      24-Nov-97   229.15     212.25    206.20       30-Jul-99   326.37     319.00    289.41
27-Mar-96   118.31     146.13    141.34      25-Nov-97   223.75     213.39    207.10       02-Aug-99   320.93     318.55    289.27
28-Mar-96   121.23     146.23    141.35      26-Nov-97   224.96     213.36    207.28       03-Aug-99   318.31     318.18    287.99
29-Mar-96   121.23     145.24    140.60      28-Nov-97   223.30     214.33    208.10       04-Aug-99   313.46     314.78    284.32
01-Apr-96   118.76     147.25    142.39      01-Dec-97   234.75     218.55    212.32       05-Aug-99   312.46     318.02    286.14
02-Apr-96   120.42     147.72    142.72      02-Dec-97   224.76     217.62    211.64       06-Aug-99   306.40     314.72    283.22
03-Apr-96   119.97     147.77    142.86      03-Dec-97   217.90     218.58    212.75       09-Aug-99   304.79     313.60    282.68
04-Apr-96   119.16     147.89    142.85      04-Dec-97   222.69     218.26    211.95       10-Aug-99   298.13     310.65    279.11
08-Apr-96   117.50     145.21    140.32      05-Dec-97   223.75     221.07    214.28       11-Aug-99   312.25     315.77    283.58
09-Apr-96   116.64     144.80    139.88      08-Dec-97   225.82     220.58    213.97       12-Aug-99   315.68     314.23    282.76
10-Apr-96   115.83     142.76    137.98      09-Dec-97   223.50     218.37    212.54       13-Aug-99   328.19     321.58    289.19
11-Apr-96   117.50     142.37    137.48      10-Dec-97   213.31     217.14    211.23       16-Aug-99   324.16     323.38    289.86
12-Apr-96   117.10     143.64    138.68      11-Dec-97   200.00     213.25    208.00       17-Aug-99   328.59     326.46    292.78
15-Apr-96   119.57     144.83    139.94      12-Dec-97   185.38     212.25    207.66       18-Aug-99   320.52     323.58    290.31
16-Apr-96   121.23     145.58    140.49      15-Dec-97   187.49     214.69    209.84       19-Aug-99   321.13     321.12    288.29
17-Apr-96   119.97     144.76    139.75      16-Dec-97   189.36     215.99    210.85       20-Aug-99   321.73     325.21    291.13
18-Apr-96   122.49     145.02    140.19      17-Dec-97   198.94     214.99    210.31       23-Aug-99   323.35     331.43    296.27
19-Apr-96   122.09     145.28    140.50      18-Dec-97   199.14     212.19    208.08       24-Aug-99   333.23     333.13    296.99
22-Apr-96   120.83     145.97    141.12      19-Dec-97   196.62     210.33    206.22       25-Aug-99   343.12     337.92    300.97
23-Apr-96   119.57     146.74    141.92      22-Dec-97   201.66     211.86    207.73       26-Aug-99   337.67     333.61    296.66
24-Apr-96   122.09     146.54    141.62      23-Dec-97   193.29     207.87    204.55       27-Aug-99   337.07     330.52    293.67
25-Apr-96   121.23     146.88    142.20      24-Dec-97   198.08     206.60    203.15       30-Aug-99   333.84     324.58    288.39
26-Apr-96   118.76     146.96    142.33      26-Dec-97   199.34     207.81    203.97       31-Aug-99   331.82     323.17    287.60
29-Apr-96   118.76     147.16    142.48      29-Dec-97   200.40     211.49    207.65       01-Sep-99   332.02     325.96    289.92
30-Apr-96   119.57     147.17    142.49      30-Dec-97   202.87     215.37    211.46       02-Sep-99   321.73     323.86    287.32
01-May-96   119.97     147.11    142.58      31-Dec-97   201.66     214.72    211.37       03-Sep-99   335.05     333.28    295.62
02-May-96   119.16     144.73    140.14      02-Jan-98   203.73     216.25    212.38       07-Sep-99   349.57     332.11    294.15
03-May-96   119.57     144.27    139.76      05-Jan-98   211.25     216.27    212.82       08-Sep-99   337.67     330.37    292.77
06-May-96   119.97     144.16    139.58      06-Jan-98   204.99     213.65    210.53       09-Sep-99   337.67     331.38    293.54
07-May-96   119.16     143.62    139.02      07-Jan-98   206.86     213.13    209.97       10-Sep-99   349.97     332.77    294.41
08-May-96   119.97     145.24    140.44      08-Jan-98   203.93     211.46    208.24       13-Sep-99   342.91     330.89    292.77
09-May-96   118.31     145.22    140.59      09-Jan-98   190.62     205.19    202.06       14-Sep-99   343.92     329.04    291.06
10-May-96   118.31     146.58    142.03      12-Jan-98   190.62     208.01    204.57       15-Sep-99   341.30     323.91    287.07
13-May-96   118.76     148.75    144.09      13-Jan-98   194.15     210.55    207.38       16-Sep-99   337.87     324.41    287.18
14-May-96   117.50     149.89    144.98      14-Jan-98   196.62     211.95    208.65       17-Sep-99   336.46     329.11    290.87
15-May-96   119.57     149.71    144.94      15-Jan-98   193.55     210.49    207.08       20-Sep-99   331.01     329.09    290.90
16-May-96   118.76     149.50    144.81      16-Jan-98   203.33     212.91    209.43       21-Sep-99   317.30     322.04    284.81
17-May-96   118.31     150.67    145.70      20-Jan-98   213.92     217.02    213.15       22-Sep-99   325.37     322.69    285.45
20-May-96   119.16     152.15    146.62      21-Jan-98   210.79     215.19    211.45       23-Sep-99   322.54     314.77    278.89
21-May-96   118.31     151.81    146.54      22-Jan-98   206.45     213.46    209.76       24-Sep-99   316.09     314.10    278.23
22-May-96   118.76     152.97    147.77      23-Jan-98   207.26     212.45    208.58       27-Sep-99   324.96     315.36    279.52
23-May-96   118.31     152.34    147.24      26-Jan-98   212.05     212.78    208.44       28-Sep-99   324.96     315.34    279.28
24-May-96   118.76     152.85    147.79      27-Jan-98   213.51     215.62    211.06       29-Sep-99   324.16     309.86    276.27
28-May-96   117.10     151.71    146.42      28-Jan-98   221.23     218.13    212.90       30-Sep-99   325.97     313.90    279.39
29-May-96   116.24     150.76    145.48      29-Jan-98   226.02     220.07    214.65       01-Oct-99   319.92     312.94    279.41
30-May-96   117.10     151.52    146.30      30-Jan-98   222.04     218.86    213.52       04-Oct-99   331.62     318.67    284.16
31-May-96   117.10     150.80    145.74      02-Feb-98   228.95     223.59    218.09       05-Oct-99   328.39     318.82    283.45
03-Jun-96   115.83     150.58    145.43      03-Feb-98   226.63     224.47    219.12       06-Oct-99   339.28     324.39    288.69
04-Jun-96   117.10     151.51    146.49      04-Feb-98   218.31     224.71    219.32       07-Oct-99   338.68     322.01    287.00
05-Jun-96   117.50     152.71    147.77      05-Feb-98   225.16     224.00    218.58       08-Oct-99   340.09     326.07    291.00
06-Jun-96   117.10     151.35    146.59      06-Feb-98   226.63     225.84    220.53       11-Oct-99   338.88     325.75    290.83
07-Jun-96   116.24     151.73    146.66      09-Feb-98   218.51     225.31    220.15       12-Oct-99   325.16     320.37    286.00
10-Jun-96   115.83     151.40    146.41      10-Feb-98   222.89     227.48    221.95       13-Oct-99   317.10     313.35    280.01
11-Jun-96   115.83     151.13    146.15      11-Feb-98   228.54     227.96    222.17       14-Oct-99   314.88     313.74    279.55
12-Jun-96   115.83     150.75    145.73      12-Feb-98   244.98     228.99    223.07       15-Oct-99   312.46     304.27    271.70
13-Jun-96   114.57     150.46    145.48      13-Feb-98   241.86     228.18    222.19       18-Oct-99   303.38     306.62    273.17
14-Jun-96   114.98     149.93    145.03      17-Feb-98   254.36     228.59    222.77       19-Oct-99   307.82     308.25    274.73
17-Jun-96   114.57     149.91    144.88      18-Feb-98   252.04     230.69    224.80       20-Oct-99   302.77     317.11    280.85
18-Jun-96   112.91     149.27    144.21      19-Feb-98   250.38     229.85    223.97       21-Oct-99   321.73     315.91    279.59
19-Jun-96   112.05     149.08    144.18      20-Feb-98   250.58     230.95    225.26       22-Oct-99   325.37     320.09    283.52
20-Jun-96   111.25     149.32    144.21      23-Feb-98   254.97     232.12    226.12       25-Oct-99   324.76     318.57    281.77
21-Jun-96   108.32     150.83    145.25      24-Feb-98   260.41     230.54    224.47       26-Oct-99   316.69     316.84    279.22
24-Jun-96   106.25     151.13    145.68      25-Feb-98   258.95     233.45    227.16       27-Oct-99   310.44     319.24    282.44
25-Jun-96   105.80     151.06    145.60      26-Feb-98   262.48     234.14    228.41       28-Oct-99   318.91     328.76    292.40
26-Jun-96   105.80     150.15    144.71      27-Feb-98   259.56     234.33    228.56       29-Oct-99   335.45     334.75    296.86
27-Jun-96   108.32     151.05    145.62      02-Mar-98   262.08     233.82    228.20       01-Nov-99   323.35     332.50    294.94
28-Jun-96   108.72     151.15    146.07      03-Mar-98   253.50     235.14    229.14       02-Nov-99   327.79     330.45    293.55
01-Jul-96   109.18     152.61    147.22      04-Mar-98   252.50     233.89    228.12       03-Nov-99   342.51     331.85    295.12
02-Jul-96   108.72     151.98    146.72      05-Mar-98   242.66     230.22    225.45       04-Nov-99   355.02     333.73    296.80
03-Jul-96   108.72     151.31    146.46      06-Mar-98   244.33     234.73    229.94       05-Nov-99   354.82     335.57    298.45
05-Jul-96   105.80     147.85    143.20      09-Mar-98   251.44     233.84    229.21       08-Nov-99   345.94     338.30    299.93
08-Jul-96   107.06     146.76    142.13      10-Mar-98   251.64     236.20    231.81       09-Nov-99   354.41     335.11    297.38
09-Jul-96   108.72     147.07    142.61      11-Mar-98   251.03     237.03    232.73       10-Nov-99   370.15     336.54    299.16
10-Jul-96   107.51     147.86    142.90      12-Mar-98   249.12     237.62    233.04       11-Nov-99   391.73     338.52    300.90
11-Jul-96   104.59     145.41    140.64      13-Mar-98   251.64     237.38    232.76       12-Nov-99   375.39     341.33    304.08
12-Jul-96   102.92     145.54    140.75      16-Mar-98   249.12     239.76    235.08       15-Nov-99   378.62     340.22    303.72
15-Jul-96    97.48     141.48    137.18      17-Mar-98   242.91     240.17    235.34       16-Nov-99   377.61     346.82    309.30
16-Jul-96   100.81     141.39    136.87      18-Mar-98   239.99     241.77    236.44       17-Nov-99   376.00     345.36    307.27
17-Jul-96   102.07     142.94    138.11      19-Mar-98   238.53     242.63    237.36       18-Nov-99   376.40     350.00    310.37
18-Jul-96   103.33     144.79    140.18      20-Mar-98   239.99     245.20    239.41       19-Nov-99   375.59     349.81    309.73
19-Jul-96   103.33     143.96    139.12      23-Mar-98   240.80     243.79    238.62       22-Nov-99   367.73     352.17    309.50
22-Jul-96    99.60     142.67    138.04      24-Mar-98   247.91     246.26    240.82       23-Nov-99   361.47     348.72    305.95
23-Jul-96    99.14     140.69    136.54      25-Mar-98   254.97     246.41    240.01       24-Nov-99   373.17     351.63    308.66
24-Jul-96    97.53     140.75    136.49      26-Mar-98   255.37     246.31    239.77       26-Nov-99   393.55     351.81    308.56
25-Jul-96   103.33     141.94    137.48      27-Mar-98   252.50     245.18    238.60       29-Nov-99   389.71     349.81    306.64
26-Jul-96   101.26     143.09    138.51      30-Mar-98   247.05     245.30    238.19       30-Nov-99   385.68     344.88    302.52
29-Jul-96   102.07     141.77    137.42      31-Mar-98   244.78     246.92    239.98       01-Dec-99   403.43     349.47    304.44
30-Jul-96   106.25     142.84    138.37      01-Apr-98   244.98     248.80    241.37       02-Dec-99   399.60     351.32    306.91
31-Jul-96   110.39     143.87    139.39      02-Apr-98   242.91     251.10    243.95       03-Dec-99   404.24     358.30    312.19
01-Aug-96   111.25     146.44    141.58      03-Apr-98   237.07     251.53    244.54       06-Dec-99   413.72     356.09    310.02
02-Aug-96   111.65     149.30    144.30      06-Apr-98   244.58     250.53    244.25       07-Dec-99   415.13     352.99    306.94
05-Aug-96   108.72     148.83    143.81      07-Apr-98   239.79     248.65    241.67       08-Dec-99   422.39     352.06    305.78
06-Aug-96   109.58     149.51    144.27      08-Apr-98   246.65     246.67    239.95       09-Dec-99   431.67     353.59    306.70
07-Aug-96   110.84     149.96    144.66      09-Apr-98   248.51     248.93    241.92       10-Dec-99   427.23     356.44    308.65
08-Aug-96   109.98     149.55    144.32      13-Apr-98   251.84     249.17    241.70       13-Dec-99   415.73     356.27    308.25
09-Aug-96   110.39     149.31    144.21      14-Apr-98   256.03     250.47    243.02       14-Dec-99   401.82     354.16    305.63
12-Aug-96   110.84     150.67    145.01      15-Apr-98   255.82     252.12    243.80       15-Dec-99   390.52     358.17    307.84
13-Aug-96   109.18     149.41    143.80      16-Apr-98   250.58     250.23    241.37       16-Dec-99   419.57     360.44    309.03
14-Aug-96   110.39     149.97    144.20      17-Apr-98   250.18     253.44    244.54       17-Dec-99   424.81     361.31    309.52
15-Aug-96   110.84     150.09    144.25      20-Apr-98   265.20     253.28    244.75       20-Dec-99   414.73     360.08    308.88
16-Aug-96   110.84     150.44    144.89      21-Apr-98   277.26     254.11    245.40       21-Dec-99   422.79     363.61    312.22
19-Aug-96   110.39     150.46    145.19      22-Apr-98   303.53     255.28    246.25       22-Dec-99   426.83     365.04    312.81
20-Aug-96   111.65     150.31    145.00      23-Apr-98   298.08     252.64    243.86       23-Dec-99   429.45     370.29    317.65
21-Aug-96   111.65     150.06    144.86      24-Apr-98   300.81     249.85    241.31       27-Dec-99   428.64     370.95    317.37
22-Aug-96   114.57     151.33    146.08      27-Apr-98   297.08     245.52    236.66       28-Dec-99   425.21     371.01    317.50
23-Aug-96   113.31     150.58    145.29      28-Apr-98   294.15     244.76    236.35       29-Dec-99   423.40     370.51    318.76
26-Aug-96   112.91     149.75    144.60      29-Apr-98   295.16     246.80    238.42       30-Dec-99   430.66     369.81    318.98
27-Aug-96   114.17     150.20    145.15      30-Apr-98   300.40     250.45    242.15       31-Dec-99   435.70     370.14    320.02
28-Aug-96   114.17     149.75    144.80      01-May-98   317.25     252.79    244.17       03-Jan-00   455.07     368.25    316.97
29-Aug-96   113.31     148.01    143.19      04-May-98   312.86     252.96    244.40
30-Aug-96   112.91     146.97    142.01      05-May-98   320.37     251.54    242.97

The number of outstanding common shares of Koninklijke Philips Electronics N.V. ('Royal Philips Electronics') was reduced to 339.1 million shares at year-end 1999. This reduction was mainly due to the 8% share reduction program that was implemented in 1999. At the same time the shares were redenominated from NLG 10 to EUR 1.

This was accomplished through the conversion of a portion of Philips' surplus paid-in capital into nominal share capital. The resulting adjusted nominal share capital was reduced by making a cash distribution of NLG 9.07 per common share to all Philips' shareholders, which amount equaled 8% of the December 17, 1998 closing price of NLG 113.40 on the Amsterdam Exchanges. Subsequently, every 100 outstanding common shares were exchanged for 92 new common shares, each of which has a par value of EUR 1.

The exercise of convertible personnel debentures led to a 0.1 million increase in the number of outstanding shares in 1999. These shares were delivered out of treasury stock.

The increase in shares outstanding in 1998 of 3.7 million was a result of exercises of Superclub warrants and convertible personnel debentures.

At the end of 1999, the Group held 6.2 million shares in treasury as a hedge against the 6.4 million conversion and option rights outstanding at the end of 1999. At year-end 1998 7.8 million shares were held in treasury against a 7.2 million rights overhang.

> QUANTITATIVE AND QUALITATIVE DISCLOSURES
  CONCERNING MARKET RISKS

Financial risk management

The Company is exposed to market risks, including the risk of changes in foreign exchange rates, interest rates and certain commodity prices. To manage these risks, the Company enters into various hedging transactions that have been authorized pursuant to its policies and procedures. The Company does not purchase or hold derivative financial instruments for trading purposes.

The analysis below presents the sensitivity of either the fair value of the Company's financial instruments or of earnings to certain hypothetical changes in foreign exchange rates and interest rates. Financial instruments consist, for the purpose of this analysis, of debt instruments, liquid assets, securities and derivative financial instruments. The following overview of the Group's risk management activities contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those projected.

Foreign currencies

With regard to currency risks, it is the Company's policy to cover virtually all of its significant transaction exposures, including certain anticipated transaction exposures. For this purpose, the Company enters into forward exchange and option contracts. Virtually all contracts that were outstanding at December 31, 1999 were forward exchange contracts that will expire in 2000.

Financing of subsidiaries is mostly done in the functional currency of the borrowing entity. If the financing currency is neither the functional currency nor the main currency of the business, the entity's exposure to foreign exchange risks is generally hedged, if this is not restricted for regulatory reasons.

As is shown in the sensitivity analysis below, the fair value of the Group's financial instruments is affected by changes in foreign currencies. However, changes in the fair value of financial instruments expressed in euros do not generally affect earnings, as:

o a substantial part of the sensitivity calculated below is related to derivative instruments that are concluded to offset foreign exchange exposures in the businesses, such as committed transactions. These offsetting business exposures are not financial instruments, and therefore are not included in this sensitivity analysis. The changes in the value of these hedges will be offset over time by changes in the value of hedged business assets, liabilities or transactions;

o a large portion of the non-derivative financial assets and liabilities is held by foreign subsidiaries in the same currency as their functional currency. As the results of these subsidiaries are measured in the functional currency, changes in the exchange rates will only affect the value of these financial assets and liabilities expressed in euros at consolidated level, and will not impact earnings.

The sensitivity analysis shows the following results. An instantaneous 10% strengthening or weakening of the non-euro currencies versus the euro from their levels at December 31, 1999, with all other variables held constant, would result in an estimated net change in the fair value of the Company's financial instruments of EUR 425 million versus EUR 48 million in 1998. The main reasons for the increase in the FX sensitivity in



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

1999 were the increased level of hedging by the businesses, and the increased level of foreign currency indebtedness as a consequence of certain foreign business acquisitions such as VLSI.

Interest rates

At year-end 1999 the Company had a ratio of fixed-rate debt to total outstanding debt of approximately 73%, compared to 68% one year earlier.

During 1999, Philips entered into interest rate swaps as hedges for a portion of the long-term bonds. Below, the effects of these swaps are taken into account.

A sensitivity analysis shows the following results. If the long-term interest rates were to decrease instantaneously by 1% point from their level of December 31, 1999, with all other variables (including foreign exchange rates) held constant, the fair value of the long-term debt would increase by EUR 107 million. This increase is based on the assumption that the 'putable' bonds will be repaid at their final maturity date. If the bond-holders required repayment of the bonds at their respective put dates, the same decrease in interest rates would raise the market value of the long-term bonds by EUR 88 million. If the short-term interest rates were to decrease instantaneously by 1% from their level of December 31, 1999, with all other variables (including foreign exchange rates and composition of financing and deposits) held constant, the annualized interest result on the net financing would decrease by EUR 10 million.

Commodities

The Company is a purchaser of certain base metals such as copper etc., precious metals and energy. The Company covers a limited part of the commodity price risk exposures by entering into hedge transactions such as forward purchasing agreements. Almost all agreements outstanding at December 31, 1999 will expire in 2000. If all commodity prices simultaneously decreased by 10%, the fair value of the commodity hedges would decrease by EUR 8 million.

> EURO

At the start of the Economic and Monetary Union on January 1, 1999, Philips introduced the euro as its reporting currency. Philips is one of the few companies in Europe that changed its reporting currency to the euro on day one. In the previous year, Philips had to adjust a large number of computer systems and applications. By the end of 1998, these computer systems had been tested, and only minor IT problems still had to be fixed. The technical changeover to the euro at the beginning of 1999 went very smoothly.

During the transition period, 1999-2002, no one can be forced to use the euro instead of EMU currencies. From the outset, Philips has offered its customers the possibility of being invoiced in euros. Suppliers have been requested to start invoicing in euros as of January 1, 1999. In the course of 1999 an increasing number of suppliers sent euro invoices, although the number of euro invoices received was less than a third of the total. With no incentives to make payments in euros, our customers, on the other hand, expressed little interest in euro invoicing.

In some European countries the number of euro price tags in the shops is growing. Also, euro prices are appearing more often in advertisements. However, the impact on Philips' businesses and on prices thus far has been limited, because the markets are still dominated by local currencies. Management still believes that in the longer term Philips stands to gain from the introduction of a single European currency.



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

> MILLENNIUM

The Philips millennium program was business-driven. It integrated the internal and external risk factors identified in the integral business chains, operating in many different local and regional environments. Seven impact areas - customer base, supply base, IT applications and IT infrastructure, corporate core processes, facilities and services, and countries and regions - were dealt with in accordance with a standard procedure.

Remediation and testing in all seven impact areas were largely completed in the third quarter of 1999. From November 1, 1999, strict company-wide control of changes in ICT was introduced in order to secure the achieved millennium compliance in products, systems and processes.

Roll-over and contingencies

From April 1999 until November 1999, all Philips units established and implemented integral roll-over plans, including detailed activity plans, contingencies and a common global communication and reporting system, enabling the Board of Management to monitor the global developments on a daily basis during the roll-over.

The roll-over proceeded according to plan. Friday, December 31, 1999 and Saturday, January 1, 2000 were mainly dedicated to the roll-over of the internal and external systems, services and infrastructures. On Sunday, January 2, 2000 the emphasis shifted to the resumption of normal business operations. No disruptions were encountered apart from a few minor incidents. Continuity in products, services and business processes was maintained. On Thursday, January 6, 2000 the Company considered the roll-over process to be completed, though all Philips units are instructed to remain vigilant during 2000 because of potential residual risks in external environments, especially the total supply base.

Costs

The costs associated with the millennium program, including roll-over and contingencies, are congruent with Philips' ongoing efforts to learn from the millennium experience and to improve its ICT systems and its business processes, and will provide future benefits to its operations.

The Company is able to confirm that the overall costs of the total program, including those still to be incurred in 2000, are in line with the estimates of approximately EUR 270 million given in the 1998 Annual Report. Additional costs expected to be incurred in the year 2000 are believed to be less than EUR 10 million.

> CORPORATE GOVERNANCE

The Company has consistently improved its corporate governance over the past decade by increasing transparency and accountability to its shareholders through simplification of the corporate structure, by improving the supervision of the Company's policies and activities, and by adopting recommendations on best practices.

Business Controls

The Philips Policy on Business Controls is communicated to all levels of management. Key elements are: setting clear policies; issuing clear directives; delegating tasks and responsibilities clearly; carrying out supervision; taking corrective action; and maintaining highly responsive accounting systems including an internal control system (internal accounting controls). The Company's internal control structure follows current thinking and practice in



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

integrating management control over company operations, compliance with legal requirements and the reliability of financial reporting. It makes management responsible for implementing and maintaining effective business controls, including internal financial controls. The effectiveness of these controls is monitored by self-assessment and by audits performed by internal and external auditors. Accountability is enforced through the formal issuance of a Statement on Business Controls by each business unit, resulting, via a cascade process, in a statement by each product division.

Audit committees at each of the product divisions ensure adherence to the policy and take corrective action where necessary. They are also involved in determining the desired audit coverage. The entire process is reviewed on a regular basis by the Corporate Audit Committee chaired by the CFO and independently by Corporate Internal Audit. Reports on the functioning of the process are sent to the Board of Management and the Audit Committee of the Supervisory Board.

Communication with shareholders

Philips is continuously striving to improve relations with its shareholders. In 1999 the Shareholders' Communication Channel - a pilot project of Amsterdam Exchanges, banks in the Netherlands and several major Dutch companies to simplify contacts between a participating company and its shareholders - became operational for the distribution of information. Recently, amendments to Dutch law have been adopted to enable proxy solicitation as well. Due to the fact that the Company has its General Meeting of Shareholders relatively early in the year, proxy solicitation could not be introduced in time for the Company's General Meeting of Shareholders on March 30, 2000.

As in 1999, Philips will use the Shareholders' Communication Channel to distribute its Annual Report and the Agenda for the General Meeting of Shareholders in 2000. Philips expects to use proxy solicitation for its General Meeting of Shareholders in the year 2001.

The participants in the Shareholders' Communication Channel will continue to discuss further improvements to the system, also taking into account practical experience.

In a broader context, Philips is constantly striving to improve its contacts with the financial community at large.

Business Principles

The Philips General Business Principles were issued in February 1998. These govern the Company's business decisions and actions throughout the world, applying equally to corporate actions and to the behavior of individual employees when on company business. They incorporate the values on which all Philips activity is or should be based - business focus, integrity, speed, simplicity, quality, people and teamwork - and in almost all countries have been translated into the local language. The responsibility for compliance with the Principles rests first and foremost with the management of the business. In every country a Compliance Officer has been appointed, and the Philips Intranet provides information on how to contact the Compliance Officer. A corporate Review Committee supervises the practical implementation of the Principles; Corporate Internal Audit is responsible for auditing the compliance procedure. It is the intention of the Review Committee to issue additional guidelines where needed. In 1999 the Review Committee met six times, discussing, among other things, the further implementation of the Principles, the question of how to increase awareness, and reported violations.

> ENVIRONMENTAL PERFORMANCE

With regard to eco-efficiency, management initiated a pragmatic approach in 1994 and defined measurable targets, laid down in four-year action programs. The present four-year program, running from 1998 until 2002, is called EcoVision, and 1999 is the second year that Philips will report in quantitative terms on its environmental progress on a worldwide scale by means of a dedicated Corporate Environmental Report.

Under the EcoVision program, Green Flagships, or 'green' star products, must be developed. These are defined as products with a better environmental performance than their predecessors or competitors in one or more of five Green Focal Areas. The provisional results for 1999 show that 34 Philips products were selected as Green Flagships, of which 15 have actually been marketed as such.

Of the manufacturing sites, 81% are certified and manage their activities in accordance with ISO 14001, the internationally accepted environmental standard. In 1998 this was at a level of 52%, in 1997 30%.

Compared with the reference year 1994, energy saving improved from 20% in 1997 to 23% in 1998 and 25% in 1999. Under the present four-year program Philips is also monitoring a number of other important parameters. The provisional data shows the following improvements compared with the reference year 1994: industrial waste - from a 28% saving in 1998 to 45% in 1999; and water consumption - from 34% in 1998 to 40% in 1999.

> INFORMATION TECHNOLOGY

Two years ago initiatives were started to implement a new IT vision and strategy. In 1999, three projects resulting from these initiatives were successfully completed:

o A fully standardized state-of-the-art global communication network has been implemented. This common network consists of an international backbone, which interconnects country-based domestic networks. It is designed to meet the rapidly growing requirements of traffic volume, transmission speed, and quality of service demanded by Enterprise Resource Planning systems and e-commerce applications.

o A single company-wide e-mail, groupware and knowledge management infrastructure was made operational in 1999. It now serves 100,000 users across businesses and geographic regions around the globe.

o Hardware and software in the desktop environment have been standardized, leading to increased productivity, improved communication and lower costs. Further operational efficiency and cost reductions will be achieved by introducing common services that take advantage of the new communication infrastructure.

The options available for doing business electronically are proliferating rapidly. IT technology will be the enabler for Sales and Purchasing organizations to execute the e-commerce strategy for their business and to support their customer/vendor relations. Success depends on building solutions on the foundation of a robust, secure IT infrastructure. Corporate IT is partnering the product divisions in designing and supporting the implementation of a technical framework that will allow integration of the divisions' e-commerce activities.



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

> HUMAN RESOURCES MANAGEMENT

With its new Human Resources approach, Philips is deploying a clear, uniform and integrated approach to management recruitment and development. The first steps have already been taken: key managerial functions have been defined, and the current and potential top talent within the Company for these positions has been identified - some 6,500 people in all. They will now take part in the Leadership Competencies Program, a company-wide management development process geared to helping the most promising employees develop their managerial skills in line with Philips' needs as a global high-performance company.

In 1999, Philips conducted its third worldwide Employee Motivation Survey, which consulted 203,000 employees. Given that this was a voluntary survey, the 76% response rate was outstanding. The survey showed an average improvement of around 2%, which, given the scale of the survey, is a very significant shift. The Company continues to make progress, especially in important domains like performance orientation, financial awareness and cooperative working relationships; however, in other areas, such as immediate boss support, management support and quality, there is clear room for improvement. Accordingly, the latter are being addressed in the above-mentioned Leadership Competencies Program as well as the BEST program.

> BUSINESS EXCELLENCE POLICY

In July 1999, Philips launched its Business Excellence through Speed and Teamwork (BEST) program. BEST is intended to give renewed focus and impetus to the drive towards world-class performance in all processes along the business chain.

Under BEST, quality becomes a leadership issue driven by committed management.

With its emphasis on speed and teamwork, the program is a real driver for cultural change. Quality is no longer an isolated function, but crucial to how Philips manages its business and implements its strategies. For this reason, BEST is integrated in every business performance review cycle, providing measurement tools and focus through Business Balanced Scorecards.

The role of speed is recognized in BEST as the fundamental driver of business excellence. Regarding teamwork, many thousands of improvement teams are currently active throughout the Company. Quality improvement competitions in various businesses have given a structure to these activities, producing very substantial benefits not only for the Group's businesses and customers, but also in terms of recognition and the opportunities for personal growth and self-fulfillment they offer Philips' employees.

As a key new approach in BEST, headquarters and management audits support and reinforce the improvement process by providing cross-business exposure to leadership practice and by ensuring that headquarters clearly define their added value and focus on processes as well as results.

With BEST, Philips is striving for a level of excellence in performance that results in fully satisfied customers, loyal to its brand; employees operating to their full potential; suppliers working with us in a truly value-adding fashion; society perceiving Philips as really contributing to the quality of life; and, last but not least, shareholders gaining a premium return on their investment.



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

> OUTLOOK

We view the year 2000 with optimism. The economic development in the various regions of the world - except for Japan - is encouraging. The trend of improving earnings should continue, supported by positive signs across all our product divisions.

Capital expenditure will exceed depreciation charges as a result of investments in profitable growth; employment will stay at about the same level as at the end of 1999.

We will continue to reduce the cycle time of operating processes and improve teamwork in the organization supported by the BEST program. Our disciplined approach to improving operations, further tightening our business controls and enhancing value-based management will be maintained.

We remain committed to achieve double-digit earnings growth and positive cash flow each year, while closing in on our longer-term objective of 24% return on net assets.

Eindhoven, February 15, 2000


Board of Management
Group Management Committee

                              BOARD OF MANAGEMENT

                [Photographs of members of Board of Management.]

COR BOONSTRA                                                         1938, Dutch

President and Chairman of the Board of Management and the Group Management Committee

Member of the Board of Management and the Group Management Committee since June 1994; Chairman and President of the Company since October 1996

JAN HOMMEN                                                           1943, Dutch

Executive Vice-President and Chief Financial Officer

Member of the Board of Management and the Group Management Committee and Chief Financial Officer since March 1997

ADRI BAAN                                                            1942, Dutch

Executive Vice-President

Member of the Board of Management since May 1998; member of the Group Management Committee since May 1996

Chairman of the Consumer Electronics division since 1998

ARTHUR VAN DER POEL                                                  1948, Dutch

Executive Vice-President

Member of the Board of Management since May 1998; member of the Group Management Committee since May 1996

Chairman of the Semiconductors division since 1996

JOHN WHYBROW                                                       1947, British

Executive Vice-President

Member of the Board of Management since May 1998; member of the Group Management Committee since April 1995

Chairman of the Lighting division since 1995

                           GROUP MANAGEMENT COMMITTEE

                        The Group Management Committee is composed of the Board of Management and the following senior officers:

            [Photographs of members of Group Management Committee.]

AD VEENHOF                                                           1945, Dutch

Member of the Group Management Committee since January 1996 and Chairman of the Domestic Appliances and Personal Care division since 1996

HANS BARELLA                                                         1943, Dutch

Member of the Group Management Committee since March 1997 and Chairman of the Medical Systems division since 1997

FRED BOK                                                             1940, Dutch

Member of the Group Management Committee since April 1998 and Chairman of the Business Electronics division from 1998 to August 1,1999

JAN OOSTERVELD                                                       1944, Dutch

Member of the Group Management Committee since May 1998 and Senior Director of Corporate Strategy since 1997

NICO BRUIJEL                                                         1945, Dutch

Member of the Group Management Committee from July 1998 to January 1, 2000; responsible for Corporate Human Resource Management and, as of April 1999, the Regional Organizations

GERARD KLEISTERLEE                                                   1946, Dutch

Member of the Group Management Committee and Chairman of the Components division since January 1999

ARIE WESTERLAKEN                                                     1946, Dutch

Member of the Group Management Committee since May 1998, Secretary to the Board of Management since 1997 and Chief Legal Officer since 1996

AD HUIJSER                                                           1946, Dutch

Member of the Group Management Committee since April 1999 and Head of Corporate Research since October 1998

                               SUPERVISORY BOARD

                 [Photographs of members of Supervisory Board.]

L.C. VAN WACHEM                                                1931, Dutch** ***

Chairman

Member of the Supervisory Board since 1993; second term expires in 2001

Former Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group and currently Chairman of the Supervisory Board of Royal Dutch Petroleum Company; also member of the Supervisory Boards of Akzo Nobel, BMW and Bayer, and member of the Board of Directors of IBM, Atco and Zurich Insurance

C.J. OORT                                                           1928, Dutch*

Member of the Supervisory Board since 1995; reaches the statutory age limit in 2000

Former Treasurer General of the Dutch Ministry of Finance and currently Chairman of the Supervisory Boards of KLM Royal Dutch Airlines and the Robeco Group

W. DE KLEUVER                                                   1936, Dutch* ***

Vice-Chairman and Secretary

Member of the Supervisory Board since 1998; first term expires in 2002

Former Executive Vice-President of Royal Philips Electronics

--------------------------------------------------------------------------------

L. SCHWEITZER                                                       1942, French

Member of the Supervisory Board since 1997; first term expires in 2001

Chairman and Chief Executive Officer of Renault and member of the Boards of Pechiney, Banque Nationale de Paris and Electricite de France

W. HILGER                                                       1929, German* **

Member of the Supervisory Board since 1990; third term expires in 2001

Former Chairman of the Board of Management of Hoechst and currently member of the Supervisory Boards of Victoria Versicherung and Victoria Lebensversicherung

SIR RICHARD GREENBURY                                            1936, British**

Member of the Supervisory Board since 1998; first term expires in 2002

Former Chairman and Chief Executive Officer of Marks & Spencer and former non-executive director of Lloyds TSB, British Gas, ICI and Zeneca

J-M. HESSELS                                                         1942, Dutch

Member of the Supervisory Board since 1999; first term expires in 2003

Chief Executive Officer of Vendex KBB and member of the Supervisory Boards of Achmea, Amsterdam Exchanges, Barnes & Noble.com, Laurus, Schiphol Group and Royal Vopak

*     Member of the Audit Committee

**    Member of the Remuneration Committee

***   Member of the Nomination and Selection Committee

                        REPORT OF THE SUPERVISORY BOARD


Profile of the Supervisory Board

The Supervisory Board will aim for an adequate spread of knowledge and experience among its members in relation to the global and multi-product character of the business of the Company. Consequently, the Board will aim for an adequate level of experience in financial, economic, social and legal aspects of international business and government and public administration. The Supervisory Board further aims to have available adequate experience within Philips by having one or two former Philips executives on the Supervisory Board. In the case of vacancies the Supervisory Board will ensure that when such persons are recommended for appointment, these various qualifications are reflected sufficiently.

Term of appointment

Members of the Supervisory Board are appointed for a fixed term of four years. In principle, they may be re-elected for two additional terms of four years (for further information, see page 75 of the separate booklet entitled 'Financial Statements').

________________________________________________________________________________

The Supervisory Board met seven times in the course of 1999. Except in matters regarding the composition of the Supervisory Board, the Board of Management and the Group Management Committee, the members of the Board of Management and/or the Group Management Committee were present at Board meetings to inform us on the course of business, important decisions and the strategy of the Philips Group. A number of important matters, such as the LG.Philips LCD Co. Ltd. joint venture and the acquisition of VLSI Technology, Inc., were discussed at length. A two-day meeting was devoted to strategy.

The Audit Committee met four times in the presence of the external auditor before the publication of the annual and quarterly results. On behalf of the Supervisory Board and in preparation for our decisions, this committee monitors the effectiveness of internal financial control systems and reviews internal audit programs and their findings. It also reviews the annual and quarterly figures and discusses the scale and scope of the annual audit by the external auditor. Important findings and identified risks are examined thoroughly so that appropriate measures can be taken.

The Remuneration Committee met four times. This committee is responsible for preparing resolutions regarding the remuneration of members of the Board of Management and the other members of the Group Management Committee. In addition, it advises the Supervisory Board with regard to the policy to be pursued. The Nomination and Selection Committee met four times, in particular to discuss the filling of vacancies in the Board of Management and/or the Group Management Committee.

> COMPOSITION OF THE SUPERVISORY BOARD

At the General Meeting of Shareholders on March 25, 1999, Messrs A. Leysen and F.A. Maljers retired from the Supervisory Board, while Messrs C.J. Oort and J-M. Hessels were (re-)appointed with effect from the same date.

The Supervisory Board has appointed Mr L.C. van Wachem as its chairman as from March 25, 1999.

At the General Meeting of Shareholders on March 30, 2000, Mr C.J. Oort will retire from the Supervisory Board. Mr Oort joined the Supervisory Board in 1995 and has been Chairman of the Audit Committee. He reaches the statutory age limit this year. We wish to express our gratitude to Mr Oort for his contribution to the Company and wish him well for the future.

In agreement with the Meeting of Priority Shareholders we will propose at the General Meeting of Shareholders on March 30, 2000 to elect Mr K. van Miert to the Supervisory

Board as from April 1, 2000. Mr van Miert (1942) served as a member of the European Commission for ten years, and was responsible for competition policy; he has extensive international experience.

Composition of the Board of Management / Group Management Committee

In the course of 1999, Messrs D.G. Eustace (April 1), Y.C. Lo (May 1) and R. Pieper (June 1) retired as members of the Board of Management and the Group Management Committee. We are most grateful to them for everything they did for the Company, especially Mr Eustace, who served as Chief Financial Officer in some difficult years. During 1999, Messrs M. Moakley (January 31) and K. Bulthuis (April 1) retired as members of the Group Management Committee. Mr N.J. Bruijel retired as a member of the Group Management Committee on January 1, 2000, and Mr F. Bok will do so on April 1, 2000. We wish to thank them for all their efforts on behalf of the Company.

In agreement with the Meeting of Priority Shareholders we will propose at the General Meeting of Shareholders to elect Mr G. Kleisterlee as a member of the Board of Management and Executive Vice-President of the Company as of April 1, 2000. With effect from the same date Messrs T. Hooghiemstra and G.J.M. Demuynck will be appointed as members of the Group Management Committee.

Financial statements

The financial statements of Koninklijke Philips Electronics N.V. for 1999, as presented by the Board of Management, have been audited by KPMG Accountants N.V., independent public auditors. Their report appears on page 70 of the separate booklet entitled 'Financial Statements'. We have approved these financial statements and recommend that you adopt them in accordance with the proposal of the Board of Management and likewise adopt the proposal to declare a dividend of EUR 1.20 per common share.

Eindhoven, February 15, 2000

The Supervisory Board

                    [Pages 79 to end intentionally omitted.]

                               ANNUAL REPORT 1999
                              FINANCIAL STATEMENTS

                                 [Philips Logo]

                                    PHILIPS

                     [Pages 1 and 2 intentionally omitted.]

ACCOUNTING PRINCIPLES

The consolidated financial statements are prepared on a basis consistent with generally accepted accounting principles in the Netherlands ('Dutch GAAP'). Historical cost is used as the measurement basis unless otherwise indicated.

ACCOUNTING CHANGES

In accordance with new developments under Dutch GAAP and trends in international accounting, the proposed dividend distribution to shareholders, which is subject to approval by the General Meeting of Shareholders, is not recorded in the balance sheet. Prior years are restated for comparison purposes. The amount of dividend paid in 1999 from prior-year profit distribution amounts to EUR 361 million. Effective January 1, 1999, the Company adopted the Statement of Position ('SOP') 98-1 issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants. SOP 98-1, 'Accounting for the Costs of Computer Software Developed or Obtained for Internal Use', requires companies to capitalize certain costs relating to the development and purchase of software for internal use and to amortize these costs over the estimated useful life of the software. The cost of capitalized software, net of amortization in the year 1999, came to EUR 176 million.

PRESENTATION CHANGES

Beginning in 1999, results from divestitures other than segments of business, which are represented as discontinued operations, are reported as income from continuing operations and no longer as extraordinary items. This is in line with recent developments in international accounting and is fully aligned with US GAAP. Furthermore, interest on provisions for pensions has been included in income from operations instead of financial income and expenses. Prior years have not been restated. However, the 1999 figures in accordance with the 1998/1997 presentation have been provided in a footnote on the face of the income statement. Additionally, the 1997 and 1998 figures have been reclassified in accordance with the 1999 classification in the notes to the consolidated financial statements.

CONSOLIDATION PRINCIPLES

The consolidated financial statements include the accounts of Koninklijke Philips Electronics N.V. ('Royal Philips Electronics' or 'the Company') and companies that are majority-owned or otherwise effectively controlled. Minority interests are disclosed separately in the consolidated statements of income and in the consolidated balance sheets. Intercompany transactions and balances have been eliminated.

Investments in companies in which Royal Philips Electronics does not have majority voting interests or control the financial and operating decisions, but does exert significant influence, are accounted for by the equity method. Generally, significant influence is presumed to exist if at least 20% of the voting stock is owned. The Company's share of the net income of these companies is included in results relating to unconsolidated companies in the consolidated statements of income. Investments in companies in which Royal Philips Electronics does not exert significant influence are carried at cost or, if a long-term impairment exists, at lower net realizable value.

Reporting currencies

Beginning in 1999, Philips' financial statements are reported in euros. Previously presented financial statements denominated in Dutch guilders have been translated into euros using the irrevocably fixed conversion rate applicable since January 1, 1999 for all periods presented (EUR 1 = NLG 2.20371).

Foreign currencies

The financial statements of foreign operations are translated into euros. Assets and liabilities are translated using the exchange rates on the respective balance sheet dates. Income and expense items are translated based on the average rates of exchange for the periods involved. The resulting translation adjustments are charged or credited to stockholders' equity. Cumulative translation adjustments are recognized as income or expense upon disposal of foreign operations.

The functional currency of foreign operations is generally the local currency, unless the primary economic environment requires the use of another currency. However, when foreign operations conduct their business in economies considered to be highly inflationary, they record transactions in a designated functional currency instead of their local currency.

Gains and losses arising from the translation or settlement of foreign-denominated monetary assets and liabilities into the local currency are recognized in income in the period in which they arise. However, currency differences on intercompany loans which have the nature of a permanent investment, are accounted for as translation differences directly in stockholders' equity.

Derivative financial instruments

The Company uses derivative financial instruments principally in the management of its foreign currency risks and to a more limited extent for interest rate and commodity price risks. The Company measures derivatives based on spot rates. Gains or losses arising from changes in the spot rates are recognized in the income statement for the period in which they arise to the extent that they hedge an asset or liability that has been recognized on the balance sheet. Gains and losses relating to derivative financial instruments entered into as hedges of firm commitments and risks related to securities are deferred until the hedged transactions have been reflected in the accounts. Deferred gains and losses on these hedges are reported in the balance sheet as deferred income or expense under stockholders' equity.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments that are readily convertible into known amounts of cash. They are stated at face value.

Securities

Securities designated as available for sale are carried at the lower of cost or market value.

Receivables

Receivables are carried at face value, net of allowances for doubtful accounts.

Inventories

Inventories are valued at the lower of cost or market value less advance payments on work in process. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred bringing the inventories to their present location and condition. The costs of conversion of inventories include direct labor, fixed and variable production overheads, product development and process development costs, taking into account the stage of completion. The cost of inventories is determined using the first-in, first-out
(FIFO) method. Provision is made for obsolescence.

Other non-current financial assets

Loans receivable are carried at face value, less a provision for doubtful accounts. Investments in companies (securities) with a restriction on the sale of these securities for a period of one year or more are accounted for at cost, being the fair value upon receipt of the shares.

Property, plant and equipment

Property, plant and equipment is carried at cost less accumulated depreciation. Assets manufactured by the Company include direct manufacturing costs, production overheads and interest charges incurred during the construction period. Government grants are deducted from the cost of the related asset. Depreciation is calculated using the straight-line method over the expected economic life of the asset. Depreciation of special tooling costs is based on the expected future economic benefit of these tools. In the event that an impairment in value of fixed assets occurs, the loss is charged to income. Gains and losses on the sale of property, plant and equipment are included in other business income.

Intangible assets

Intangible assets, including goodwill arising from acquisitions, are amortized using the straight-line method over their estimated economic lives, not to exceed twenty years. Certain intangible assets purchased in an acquisition are capitalized and amortized over their useful lives.

In-process Research and Development (R&D) is written off immediately upon acquisition. Patents and trademarks acquired from third parties are capitalized and amortized over their remaining lives.

Beginning in 1999, computer software developed by Philips or purchased from third parties for the Company's own use is capitalized and written off over its useful life.

If events or circumstances indicate that the carrying amount of intangible assets may not be recoverable, an impairment test is applied based upon an assessment of future cash flows to ensure that they are appropriately valued.

Costs of research and development are expensed in the period in which they are incurred.

Provisions

The Company recognizes provisions for liabilities and losses which have been incurred as of the balance sheet date and for which the amount is uncertain but can be reasonably estimated. Additionally, the Company records provisions for losses which are expected to be incurred in the future, but which relate to contingencies that exist as of the balance sheet date.

The provision for restructuring relates to the estimated costs of planned reorganizations that have been approved by the Board of Management and publicly announced before the year-end, and which involve the realignment of certain parts of the industrial and commercial organization.

When such reorganizations require discontinuance and/or closure of lines of activities, the anticipated costs of closure or discontinuance are included in restructuring provisions.

Provisions are stated at face value, with the exception of provisions for postretirement benefits (including pensions) and severance payments in certain countries where such payments are made in lieu of pension benefits; those provisions are stated at the present value of the future obligations.

Debt and other liabilities

Debt and liabilities other than provisions are stated at face value.

Revenue recognition

Sales are generally recognized at the time the product is delivered to the customer, net of sales taxes, customer discounts, rebates and similar charges. Service revenue is recognized over the contractual period or as services are rendered. Revenues from long-term contracts are recognized in accordance with the percentage-of-completion method. Provision for estimated contract losses, if any, is made in the period that such losses are determined. Royalty income is recognized on an accrual basis. Government grants, other than those relating to assets, are recognized as income to the extent that it is more likely than not that these grants will be received.

Financial income and expenses

Interest income and interest expense are recognized on an accrual basis.

Income taxes

Income tax expense is based on pre-tax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Measurement of deferred tax assets and liabilities is based upon the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets, including assets arising from loss carryforwards, are recognized if it is more likely than not that the asset will be realized. Deferred tax assets and liabilities are not discounted. Deferred tax liabilities for withholding taxes are recognized in situations where the income of subsidiaries is to be paid out as dividends in the near future, and in the case of undistributed earnings of minority shareholdings.

Benefit accounting

The Company accounts for the cost of pension plans and postretirement benefits other than pensions substantially in accordance with SFAS No. 87 'Employers Accounting for Pensions' and SFAS No. 106 'Postretirement Benefits other than Pensions' respectively. Most of the Company's defined-benefit plans are funded with plan assets that have been segregated and restricted in a trust to provide for the pension benefits to which the Company has committed itself. When plan assets have not been segregated by the Company or in such cases in which the Company is required to make additional pension payments, the Company recognizes a provision for such amounts. The costs related to defined-benefit pension plans are in general terms the aggregate of the compensation cost of the benefits promised, interest cost resulting from deferred payment of those benefits and, in the case of plan assets segregated in a trust, the results on the amounts of the invested plan assets. The cost component of the pension benefit corresponding to each year of service is the actuarial present value of the benefit earned in that year. In principle, the same amount of pension benefit is attributed to each year of service. If and to the extent that as of the beginning of the year the present value of the projected benefit obligation differs from the market value of the plan assets or the existing pension provision, the difference is amortized over the average remaining service period of active employees. In the event, however, that at any date the accumulated benefit obligation, calculated as the present value of the benefits attributed to employee service rendered prior to that date and based on current and past compensation levels, would be higher than the market value of the plan assets or the existing level of the pension provision, the difference is immediately charged to income.

In certain countries the Company also provides postretirement benefits other than pensions to various employees. The cost relating to such plans consists of the present value of the benefits attributed on an equal basis to each year of service, and interest cost on the accumulated postretirement benefit obligation, which is a discounted amount. The transition obligation is being recognized through charges to earnings over a twenty-year period beginning in 1993 in the USA and in 1995 for all other plans.

Stock-based compensation

The Company accounts for stock-based compensation using the intrinsic value method in accordance with Dutch GAAP, which is also in conformity with US Accounting Principles Board Opinion No. 25, 'Accounting for Stock Issued to Employees'. The Company has adopted the pro forma disclosure requirements of SFAS No. 123, 'Accounting for Stock-Based Compensation'.

Discontinued operations

Any gain or loss from disposal of a segment of a business (product sector), together with the results of these operations until the date of disposal, are reported separately as discontinued operations. The financial information of a discontinued segment of business is excluded from the respective captions in the consolidated financial statements and related notes. Comparative figures for prior periods are restated accordingly.

Extraordinary income and losses

Beginning in 1999, extraordinary items include transactions which occur infrequently and are unrelated to the ordinary and typical activities of the Company. Prior to 1999, extraordinary items included income or losses arising from the disposal of a line of activity or closures of substantial production facilities within a segment of business as well as significant gains or losses from disposals of interests in unconsolidated companies.

Risks and uncertainties

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements in order to conform with generally accepted accounting principles. Changes in such estimates and assumptions may affect amounts reported in future periods.

Cash flow statements

Cash flow statements have been prepared under the indirect method in accordance with Dutch GAAP, which is in conformity with the requirements of SFAS No. 95 'Statement of Cash Flows'. Cash flows in foreign currencies have been translated into euros using the average rates of exchange for the periods involved.

Cash flows resulting from the acquisition or sale of securities are reported under cash flow from investing activities.

                          CONSOLIDATED STATEMENTS OF INCOME OF THE PHILIPS GROUP

                          in millions of euros unless otherwise stated(1)

--------------------------------------------------------------------------------

                                                     1999(2)    1998       1997
    Sales                                          31,459     30,459     29,658
    Direct cost of sales                          (24,502)   (24,121)   (23,043)
                                                  -------    -------    -------
    Gross income                                    6,957      6,338      6,615
    Selling expenses                               (4,337)    (4,381)    (4,061)
    General and administrative expenses            (1,212)    (1,132)      (924)
    Other business income                             388        190        132
    Restructuring charges                             (45)      (330)       (48)
                                                  -------    -------    -------
(2) Income from operations                          1,751        685      1,714

(3) Financial income and expenses                      32       (312)      (319)
                                                  -------    -------    -------
    Income before taxes                             1,783        373      1,395

(4) Income taxes                                     (336)       (41)      (276)
                                                  -------    -------    -------
    Income after taxes                              1,447        332      1,119

(5) Results relating to unconsolidated companies      409         39         94
                                                  -------    -------    -------
    Group income                                    1,856        371      1,213

(6) Minority interests                                (52)       170         18
                                                  -------    -------    -------
    Income from continuing operations               1,804        541      1,231

(7) Discontinued operations

    Income from discontinued operations
    (less applicable income taxes of EUR 75
    million and EUR 161 million for 1998 and
    1997 respectively)                                 --        210        263

    Gain on disposal of discontinued operations
    (no tax effect)                                    --      4,844         --

(8) Extraordinary items -- net                         (5)       458      1,108
                                                  -------    -------    -------

(9) Net income                                      1,799      6,053      2,602

(1) The consolidated financial statements for 1999 have been prepared in euros. Amounts previously reported in Dutch guilders are now reported in euros using the irrevocably fixed conversion rate which became effective on January 1, 1999 (EUR 1 = NLG 2.20371). See the notes to the consolidated financial statements.

(2) The 1999 results presented in line with previous years would result in income from operations of EUR 1,644 million, financial income and expenses of EUR 30 million (a loss), income from continuing operations of EUR 1,635 million and extraordinary items of EUR 164 million (net). Net income would remain unchanged. See the notes to the consolidated financial statements.

--------------------------------------------------------------------------------

EARNINGS PER SHARE

                                                                 1999              1998             1997
Weighted average number of common shares outstanding
(after deduction of treasury stock) during the year       344,510,238       360,056,076      349,397,603

Basic earnings per common share in euros:
Income from continuing operations                                5.24              1.50             3.52
Income from discontinued operations                                --              0.58             0.76
Gain on disposal of discontinued operations                        --             13.45               --
Extraordinary items -- net                                      (0.02)             1.28             3.17
Net income                                                       5.22             16.81             7.45

Diluted earnings per common share in euros:
Income from continuing operations                                5.19              1.49             3.45
Income from discontinued operations                                --              0.58             0.74
Gain on disposal of discontinued operations                        --             13.35               --
Extraordinary items -- net                                      (0.01)             1.26             3.11
Net income                                                       5.18             16.68             7.30

Dividend paid per common share in euros
(from prior-year profit distribution)                            1.00              0.91             0.73

   CONSOLIDATED BALANCE SHEETS OF THE PHILIPS GROUP

   AS OF DECEMBER 31

   in millions of euros unless otherwise stated

   The consolidated balance sheets are presented before appropriation of profit.


--------------------------------------------------------------------------------
   ASSETS

                                                       1999                 1998
     CURRENT ASSETS

(10) Cash and cash equivalents                        2,331                6,553

(11) Securities                                       1,523                   --

(12) Receivables:
     - Accounts receivable, net            5,326                4,341
     - Other receivables                     755                  763
     - Prepaid expenses                      372                  338
                                         -------              -------
                                                      6,453                5,442
(13) Inventories                                      4,566                4,274
                                                    -------              -------
     Total current assets                            14,873               16,269

     NON-CURRENT ASSETS

(5)  Unconsolidated companies:
     - Investments                         2,060                  955
     - Loans                                  31                   20
                                         -------              -------
                                                      2,091                  975

(14) Other non-current financial assets                 340                1,861

(15) Non-current receivables:
     - Accounts receivable                   185                  286
     - Other receivables                      67                  206
     - Prepaid expenses                    1,786                1,428
                                         -------              -------
                                                      2,038                1,920

(16) Property, plant and equipment:
     - At cost                            18,302               16,672
     - Less accumulated depreciation     (10,970)             (10,098)
                                         -------              -------
                                                      7,332                6,574

(17) Intangible assets                                2,822                  554
                                                    -------              -------
     Total non-current assets                        14,623               11,884
                                                    -------              -------
     Total                                           29,496               28,153

      The consolidated financial statements for 1999 have been prepared in euros. Amounts previously reported in Dutch guilders are now reported in euros using the irrevocably fixed conversion rate which became effective on January 1, 1999 (EUR 1 = NLG 2.20371). See the notes to the consolidated financial statements.

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                       1999               1998
          CURRENT LIABILITIES
          Accounts and notes payable:
          - Trade creditors                                  3,619             2,936
          - Unconsolidated companies                            13                12
                                                            ------            ------
                                                                      3,632              2,948

     (18) Accrued liabilities                                         3,553              2,902

(19) (20) Short-term provisions                                       1,056                966

     (21) Other current liabilities                                     789                929

     (22) Short-term debt                                               577                801
                                                                     ------             ------
          Total current liabilities                                   9,607              8,546*

          NON-CURRENT LIABILITIES

     (23) Long-term debt                                              2,737              2,786

(19) (20) Long-term provisions                                        2,062              2,019
                                                                     ------             ------
          Total non-current liabilities                               4,799              4,805

     (24) Commitments and contingent liabilities

          GROUP EQUITY

     (6)  Minority interests                                            333                242
          Stockholders' equity:
          Priority shares, par value NLG 5,000 in 1998,
          EUR 500 per share in 1999:
          Authorized and issued: 10 shares
          Preference shares, par value EUR 1 per share:
          Authorized: 749,995,000 shares
          - Issued: none
          Common shares, par value EUR 1 per share:
          Authorized: 750,000,000 shares
          - Issued: 339,078,811 shares
          (368,494,824 shares, par value NLG 10, in 1998)      339             1,672

     (25) Share premium                                      1,631             1,824

     (25) Other reserves                                    10,988             5,011
          Undistributed profit for the year                  1,799             6,053
                                                            ------            ------
                                                                     14,757             14,560*
                                                                     ------             ------
          Total                                                      29,496             28,153

      *     Restated for dividend distribution 1998

           CONSOLIDATED STATEMENTS OF CASH FLOWS OF THE PHILIPS GROUP

           in millions of euros unless otherwise stated

--------------------------------------------------------------------------------

                                                             1999      1998      1997
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income                                                  1,799     6,053     2,602
Adjustments to reconcile net income to net
cash provided by operating activities:
Income from, and net gain on disposal of,
discontinued operations                                        --    (5,054)     (263)
Depreciation and amortization                               1,853     1,890     1,597
Net gain on sale of investments                              (491)     (728)   (1,393)
Income from unconsolidated companies
(net of dividends received)                                  (410)      (31)       --
Minority interests (net of dividends paid)                     38      (173)      (45)
(Increase) decrease in working capital                       (469)      272       516
(Increase) decrease in non-current receivables                (32)       43      (155)
Decrease in provisions                                        (87)     (177)     (111)
Other items                                                  (288)       45       462
--------------------------------------------------------   ------    ------    ------
Net cash provided by operating activities                   1,913     2,140     3,210

CASH FLOWS FROM INVESTING ACTIVITIES:

Proceeds from the sale of securities                          158        --        --
Purchase of intangible assets (software)                     (200)       --        --
Capital expenditures on property, plant and equipment      (1,662)   (1,634)   (1,627)
Proceeds from disposals of property, plant and equipment      286       240       225
Purchase of other non-current financial assets               (119)      (68)     (174)
Proceeds from other non-current financial assets               67       132       239
Purchase of businesses                                     (2,993)     (867)     (261)
Proceeds from sale of interests in businesses                 629       756     1,643
--------------------------------------------------------   ------    ------    ------
Net cash (used for) provided by investing activities       (3,834)   (1,441)       45
--------------------------------------------------------   ------    ------    ------
Cash flows before financing activities                     (1,921)      699     3,255

CASH FLOWS FROM FINANCING ACTIVITIES:

Decrease in short-term debt                                  (257)      (74)   (1,502)
Principal payments on long-term debt                         (563)     (565)   (1,179)
Proceeds from issuance of long-term debt                      103       194       402
Payments of conversion certificates                            --        --       (15)
Effect of other financial transactions                         --       114        --
Treasury stock transactions                                   (38)     (157)     (114)
Capital repayment to shareholders                          (1,490)       --        --
Dividends paid                                               (361)     (326)     (253)
--------------------------------------------------------   ------    ------    ------
Net cash used for financing activities                     (2,606)     (814)   (2,661)
--------------------------------------------------------   ------    ------    ------
Cash (used for) provided by continuing operations          (4,527)     (115)      594

                                                         1999      1998      1997
Cash (used for) provided by continuing operations      (4,527)     (115)      594
Effect of changes in exchange rates and
consolidations on cash positions                          305        30       (40)
Net cash from discontinued operations                      --     5,241       185
Cash and cash equivalents at beginning of year          6,553     1,397       973
----------------------------------------------------   ------    ------    ------
Cash and cash equivalents at end of year                2,331     6,553     1,712
Of which: cash and cash equivalents from
discontinued operations                                    --        --       315
                                                       ------    ------    ------
Cash and cash equivalents from continuing operations    2,331     6,553     1,397

---------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES TO CONSOLIDATED STATEMENTS OF CASH FLOWS:
(Increase) decrease in working capital:
Increase in accounts receivable and prepaid expenses     (534)     (133)      (25)
(Increase) decrease in inventories                         46       (60)     (179)
Increase in accounts payable and accrued expenses          19       465       720
                                                       ------    ------    ------
                                                         (469)      272       516
Net cash paid during the year for:
Interest                                                  129       244       339
Income taxes                                              222       200       154
Additional common stock issued upon conversion of
long-term debt                                             29        25        65
Net gain on sale of investments:
Cash proceeds from the sale of investments              1,140     1,128     2,107
Book value of these investments                          (649)     (400)     (714)
                                                       ------    ------    ------
                                                          491       728     1,393
Non-cash investing and financing information:
Assets received in lieu of cash                            11     1,698        37
Treasury stock transactions:
Shares acquired                                          (139)     (323)     (354)
Shares delivered upon exercise of stock options or
convertible personnel debentures                          112       118        93
Exercise stock options/warrants                           (11)       48       147


      For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

      The consolidated financial statements for 1999 have been prepared in euros. Amounts previously reported in Dutch guilders are now reported in euros using the irrevocably fixed conversion rate which became effective on January 1, 1999 (EUR 1 = NLG 2.20371). See the notes to the consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                      OF THE PHILIPS GROUP

                      in millions of euros, unless otherwise stated

--------------------------------------------------------------------------------

                                                 number of shares*         issued,          share           other           total
                                      ---------------------------         paid-up         premium        reserves
                                       outstanding        issued          capital
BALANCE AS OF DECEMBER 31, 1996        347,080,144    352,479,562           1,600           1,655           3,330           6,585

Issued upon exercise of:
- Convertible debentures/conversion
  certificates                                          1,544,714               6              36                              42
- Stock options                                                                               (19)                            (19)
- Warrants                                             10,752,840              49             117                             166
Net income for the year                                                                                     2,602           2,602
Dividend paid                                                                                                (253)           (253)
Treasury stock transactions                                                                                  (224)           (224)
Translation differences and other
changes                                                                                                       255             255
                                      ------------   ------------    ------------    ------------    ------------    ------------
BALANCE AS OF DECEMBER 31, 1997        357,949,491    364,777,116           1,655           1,789           5,710           9,154

Issued upon exercise of:
- Convertible debentures                                   80,847                               3              22              25
- Stock options                                                                                (7)                             (7)
- Warrants                                              3,636,861              17              39                              56
Net income for the year                                                                                     6,053           6,053
Dividend paid                                                                                                (326)           (326)
Treasury stock transactions                                                                                  (205)           (205)
Translation differences and other
changes                                                                                                      (190)           (190)
                                      ------------   ------------    ------------    ------------    ------------    ------------
BALANCE AS OF DECEMBER 31, 1998        360,690,217    368,494,824           1,672           1,824          11,064          14,560

Issued upon exercise of:
- Convertible debentures                                   69,081                               2              27              29
- Stock options                                                20                             (11)                            (11)
Net income for the year                                                                                     1,799           1,799
Dividend paid                                                                                                (361)           (361)
Treasury stock transactions                                                                                   (27)            (27)
8% share repurchase                                   (29,485,114)         (1,333)           (184)             27          (1,490)
Translation differences and other
changes                                                                                                       258             258
                                      ------------   ------------    ------------    ------------    ------------    ------------
BALANCE AS OF DECEMBER 31, 1999        332,900,135    339,078,811             339           1,631          12,787          14,757

      * As from May 28, 1999, the par value of Philips' common shares changed from NLG 10 to EUR 1 per share. The share repurchase program was executed in May/June 1999.

            The consolidated financial statements for 1999 have been prepared in euros. Amounts previously reported in Dutch guilders are now reported in euros using the irrevocably fixed conversion rate which became effective on January 1, 1999 (EUR 1 = NLG 2.20371). See the notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF THE PHILIPS GROUP

all amounts in millions of euros unless otherwise stated

INTRODUCTION

The financial statements of Koninklijke Philips Electronics N.V. (the 'Parent Company') are included in the statements of the Philips Group. Therefore, the unconsolidated statements of income of Koninklijke Philips Electronics N.V. ('Royal Philips Electronics') only reflect the net after-tax income of affiliated companies and other income after taxes.

The accompanying notes are an integral part of the consolidated financial statements.

INTRODUCTION OF THE EURO

Beginning in 1999, Philips' consolidated financial statements are reported in euros. Previously presented financial statements denominated in Dutch guilders have been translated into euros using the irrevocably fixed conversion rate applicable since January 1, 1999 for all periods presented (EUR 1 = NLG 2.20371).

Historically, the consolidated financial statements of the Group were prepared using the Dutch guilder as the reporting currency. The euro was introduced on January 1, 1999. The countries participating in the European single currency are: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, Portugal, Spain and the Netherlands.

The Board of Management believes that the consolidated financial statements reported in euros reflect the same trends as previously reported. Expression of these historical amounts in euros does not eliminate or alter any translation effect that existed when they were originally reported in Dutch guilders. The consolidated financial statements may not be comparable with those of other companies that are also reporting in euros if other companies restated their financial statements from a currency other than the Dutch guilder.

PRESENTATION OF BALANCE SHEET

The current balance sheet presentation is somewhat different from the one used under Dutch regulations and is more in line with common practice in the United States in order to accommodate the expectations of foreign -- mainly US -- shareholders. Under the current format, the order of presentation of assets and liabilities is based on the degree of liquidity.

RECLASSIFICATIONS

In order to provide comparable financial information for 1998 and 1997 fully in conformity with the 1999 presentation, items previously reported under extraordinary items and financial income and expenses have been reclassified to income from operations and results relating to unconsolidated companies, as reflected in the following table:

                                                       1999      1998      1997
                                                     --------------------------
                                                          after reclassification
                                                          ----------------------
Income from operations                                1,751     1,195     1,438
Financial income and expenses                            32      (253)     (260)
                                                     ------    ------    ------
Income before taxes                                   1,783       942     1,178
Income taxes                                           (336)     (142)     (277)
                                                     ------    ------    ------
Income after taxes                                    1,447       800       901
Results relating to unconsolidated companies:
- Share in results                                      409        39        94
- Results related to divestments                         --        --     1,354
Minority interests                                      (52)      170        18
                                                     ------    ------    ------
Income from continuing operations                     1,804     1,009     2,367
Discontinued operations                                  --     5,054       263
Extraordinary items -- net                               (5)      (10)      (28)
                                                     ------    ------    ------
Net income                                            1,799     6,053     2,602
Income from continuing operations per common share     5.24      2.80      6.77

(1) ACQUISITIONS AND DIVESTITURES

LG.PHILIPS LCD CO., LTD.

With effect from July 1, 1999, Philips and LG Electronics of South Korea finalized a manufacturing joint venture agreement, creating a world-leading supplier of Active Matrix Liquid Crystal Displays (AMLCDs).

Philips acquired a 50 per cent stake in LG's LCD business for EUR 1.7 billion (EUR 0.2 billion of which has not yet been paid) and accounts for the investment using the equity method. The cost of the acquisition was allocated on the basis of the fair value of the assets acquired and liabilities assumed. The excess of the Company's investment over its underlying equity in the recognized net assets, commonly referred to as goodwill under Dutch GAAP, is EUR 1.3 billion. The cost of the acquisition was allocated based upon preliminary estimates and may be revised at a later date. Goodwill and other intangibles are being amortized over their estimated useful lives, which average 15 years.

VLSI TECHNOLOGY, INC.

In June 1999, the Company acquired all of the outstanding shares of VLSI Technology (VLSI), a semiconductor business, at a cost of EUR 1.1 billion, which includes EUR 0.1 billion of assumed debt. The results of operations for VLSI have been included in the Company's consolidated financial statements from the date of acquisition. The cost of the acquisition was allocated on the basis of the fair value of the assets acquired and liabilities assumed. Based upon independent appraisal, EUR 342 million was assigned to specific intangible assets acquired, including purchased technology, in-process R&D, patents and trademarks, and the value of the existing workforce. Of this amount, EUR 48 million, representing the value of in-process R&D that had not yet reached technological feasibility and had no alternative future use, was charged to expense as of the date of acquisition. EUR 305 million, representing the excess of cost over the fair value of the net assets acquired, has been recorded as goodwill. Goodwill and other intangibles are being amortized over their useful lives, which average approximately 7 years.

VOICE CONTROL SYSTEMS (VCS) INC.

In June 1999, the Company completed its acquisition of Voice Control Systems at a total cost of EUR 56 million. The results of operations for VCS have been included in the Company's consolidated financial statements from the date of acquisition. The cost of the acquisition was allocated on the basis of the fair value of the assets acquired and liabilities assumed. Based upon independent appraisal, EUR 36 million was assigned to specific intangible assets acquired, of which EUR 7 million, relating to in-process R&D that had not yet reached technological feasibility and had no alternative use, was charged to expense. Additionally, EUR 26 million, representing the excess of cost over the fair value of the net assets acquired, has been recorded as goodwill. The intangible assets are being amortized over their estimated useful lives, which average approximately 5 years.

MICRION/FEI CORPORATION

In August 1999, majority-owned Philips subsidiary FEI Corporation acquired all of the outstanding common stock of Micrion Corporation in exchange for 5,064,150 newly issued FEI shares plus USD 30 million in cash. The merger was accounted for as a purchase. The acquisition cost was allocated on the basis of the fair value of the assets acquired and liabilities assumed. Based upon independent appraisal, EUR 29 million was assigned to specific intangible assets acquired, including existing technology and in-process R&D. Of this amount, EUR 13 million, representing the value of in-process R&D that had not yet reached technological feasibility and had no alternative future use, was charged to expense as of the date of the acquisition. EUR 22 million, representing the excess cost over the fair value of the net assets acquired, has been recorded as goodwill. The intangible assets are being amortized over their estimated useful lives, which average approximately 10 years.

ORIGIN B.V.

In June 1999, the Company acquired an additional 10% interest in Origin at a cost of EUR 124 million. Philips now owns approximately 98% of Origin's stockholders' equity. Goodwill resulting from the acquisition totaled EUR 107 million and will be amortized over 7 years.

CONVENTIONAL PASSIVE COMPONENTS

Under an agreement signed on September 27, 1998, Philips sold its Conventional Passive Components activities to an affiliate of Compass Partners International on January 14, 1999. Net assets were therefore no longer consolidated as of December 31, 1998, but included under unconsolidated companies. However, sales and income for 1998 have been included in the consolidated Group accounts of that year.

In the first quarter of 1999, the transfer price of EUR 358 million was received and the gain of EUR 169 million recognized.

PHILIPS CONSUMER COMMUNICATIONS

Effective September 27, 1998, Philips and Lucent Technologies terminated their joint venture, Philips Consumer Communications (PCC).

Philips, which owned 60% of the venture, and Lucent, which owned 40%, each regained control of the assets originally contributed. The joint venture was formed on October 1, 1997.

Income from operations for 1998 included losses relating to the unwinding of the joint venture, including a write-down of obsolete inventories (EUR 159 million) and the subsequent restructuring of the PCC activities that were returned to Philips (EUR 216 million).

Summarized financial information for the PCC joint venture, included in Philips' consolidated financial statements in previous years, is as follows:

                                                  9 months 1998   3 months 1997

Sales                                                     1,376             570
Loss from operations                                       (349)            (55)
Loss before income taxes                                   (350)            (54)
Net loss                                                   (219)            (30)
Net cash (used for) provided by operating
activities                                                 (378)             60
Net cash used for investing activities                      (48)            (31)
Net cash provided by financing activities                   395              53

ATL ULTRASOUND, INC.

ATL Ultrasound was acquired on October 2, 1998 for EUR 732 million in cash. ATL Ultrasound is a leading company in the high-performance ultrasound market. Included in the purchase price for ATL was goodwill of EUR 176 million, in-process R&D of EUR 182 million and other identifiable intangible assets amounting to EUR 228 million.

Goodwill and other intangible assets are capitalized and amortized over 12 years and 8 years respectively. In-process R&D was charged to expense at the date of acquisition.

PHILIPS CAR SYSTEMS

In December 1997, Philips and Mannesmann VDO signed a contract for the sale of Philips Car Systems to Mannesmann. Car Systems' net assets were deconsolidated as of December 31, 1997 and included under unconsolidated companies. Under the agreement, the first tranche (EUR 460 million) of the transfer price was received in the first quarter of 1998, while additional payments of EUR 31 million were received in 1998 for subsequently transferred activities. The final tranche of EUR 134 million is due in the year 2000. The total net gain of EUR 379 million was recognized under extraordinary items in 1998.

(2) INCOME FROM OPERATIONS

Depreciation and amortization

Included in direct cost of sales is depreciation of property, plant and equipment and amortization of intangible assets.

                                                          1999     1998     1997
Depreciation of property, plant and equipment            1,525    1,563    1,446
Amortization of goodwill relating to
consolidated companies                                      95       54       59
Amortization of other intangible assets                     70       --       --
Amortization of patents and trademarks                       6        2       --
Write-off of in-process R&D                                 68      202       --
                                                         -----    -----    -----
                                                         1,764    1,821    1,505

Depreciation of property, plant and equipment includes an additional write-off in connection with the retirement of property, plant and equipment amounting to EUR 17 million in 1999 (1998: EUR 15 million, 1997: EUR 20 million). In 1999, additional depreciation costs relating to write-downs of EUR 40 million (1998:
EUR 67 million, 1997: EUR 66 million) arising from restructuring projects were reported in the income statement, in the separate line item restructuring charges.

Research and development

Expenditures for research and development activities amounted to EUR 2,284 million, representing 7.3% of sales (1998: EUR 2,048 million, 6.7% of sales; 1997: EUR 1,841 million, 6.2% of sales).

These expenditures are included in direct cost of sales.

Salaries and wages

                                                 1999          1998         1997
Salaries and wages                              6,910         6,878        6,885
Pension costs                                     (42)          188          282
Other social security and similar charges:
- Required by law                                 958           981          889
- Voluntary                                       190           162          205
--------------------------------------------   ------        ------       ------
Total                                           8,016         8,209        8,261

Employees

The average number of employees during 1999 was 230,016 (1998: 252,680, 1997:
255,664). The number of employees by category is summarized as follows:

                                                      1999        1998      1997
                            ------------------------------
                            beginning        end   average**   average   average
                              of year*   of year
                              -------    -------   -------     -------   -------
Production                    131,366    123,099   126,622     146,249   150,616
Research & development         20,543     21,987    21,104      20,657    21,238
Other                          63,344     61,821    62,443      64,494    63,478
---------------------------   -------    -------   -------     -------   -------
Permanent employees           215,253    206,907   210,169     231,400   235,332
Temporary employees            18,510     19,967    19,847      21,280    20,332
---------------------------   -------    -------   -------     -------   -------
Total                         233,763    226,874   230,016     252,680   255,664

*     including changes in consolidations at January 1, 1999

** (de)consolidation changes have not been taken into consideration in determining the average number of employees

      The number of employees at year-end 1999 decreased by 6,889 as compared to the beginning of the year. This includes a decrease of 2,734 relating to consolidation changes.

Remuneration of the Board of Management and Supervisory Board

Board of Management

Remuneration and pension costs relating to the members of the Board of Management amounted to EUR 9,412,000 (1998: EUR 11,711,000, 1997: EUR
7,863,000). The costs for former members of the Board of Management, which relate to pension charges, amounted to EUR 1,470,000 (1998: EUR 7,638,000, 1997:
EUR 2,514,000).

In 1999, the present members of the Board of Management were granted 110,000 stock option rights (1998: 385,900 stock options, 1997: 331,300 stock options). At year-end 1999, the members of the Board of Management held 370,000 stock option rights (year-end 1998: 799,800) at a weighted average exercise price of EUR 50.85 (year-end 1998: EUR 51.25). See note 26 to the financial statements for further information on stock options and the tables on pages 71-76 for further information on individual remuneration and interests in stock options and Philips shares.

Supervisory Board

The remuneration of the members of the Supervisory Board amounted to EUR 414,000 (1998: EUR 377,000, 1997: EUR 329,000); former members received no remuneration. The annual remuneration for individual members is EUR 40,840 and for the Chairman EUR 74,874. Additionally, with effect from 1998, the membership of committees of the Supervisory Board is compensated by an amount of EUR 4,538 per year per committee. At year-end 1999 the present members of the Supervisory Board held no stock options (1998: 28,100 stock options acquired before their membership of the Supervisory Board; these stock options were exercised in May
1999). For further information on individual remuneration and interests in Philips shares, see the tables on pages 74-75.

OTHER BUSINESS INCOME

Other business income consists of amounts not directly related to the production and sale of products and services, including EUR 257 million relating to the net gain from the disposal of certain business interests (1998: EUR 37 million, 1997: EUR 15 million). Other business income also includes gains of EUR 71 million from the sale of fixed assets (1998: EUR 74 million, 1997: EUR 42 million) and various smaller items.

RESTRUCTURING CHARGES

The following table displays a rollforward of the restructuring provision from December 31, 1997 to December 31, 1999:

Type of costs              balance    additions   utilized    releases        balance
                       December 31,                                       December 31,
                              1997                                               1998
Write-down of assets            41          192       (203)         --             30
Personnel costs                189          124       (118)        (20)           175
Other costs                     96           33        (61)         (8)            60
                              ----         ----       ----        ----           ----
Total                          326          349       (382)        (28)           265

Type of costs              balance    additions   utilized    releases        balance
                       December 31,                                       December 31,
                              1998                                               1999
Write-down of assets            30           40        (46)        (11)            13
Personnel costs                175           71       (116)        (46)            84
Other costs                     60           12        (33)        (21)            18
                              ----         ----       ----        ----           ----
Total                          265          123       (195)        (78)           115

In 1999, the total restructuring charges to income amounted to EUR 123 million, comprising EUR 71 million for personnel costs, of which EUR 35 million related to Lighting, EUR 17 million to Professional, EUR 12 million to Miscellaneous, EUR 6 million to Components and EUR 1 million to Consumer Products for a total headcount reduction of approximately 1,500 persons, of whom 1,100 direct labor and 400 indirect personnel. The 1999 charge also included EUR 40 million for asset write-downs, mainly in Components and Lighting. Of this amount, EUR 4 million related to write-down of inventories, primarily in Components. The restructuring charge for fixed-asset write-downs came to EUR 36 million and related to Components, Lighting, Miscellaneous and Professional. The write-downs are based on the discounted cash flow method. Other restructuring charges came to EUR 12 million, largely relating to Professional, Lighting and Components.

Releases of surplus provisions amounted to EUR 78 million and were caused by changes in the original plans.

The remaining prior-year provisions available at December 31, 1999 relate primarily to personnel costs. The Company expects to make cash expenditures of approximately EUR 100 million in 2000 with existing restructuring programs. All existing programs will be completed by the end of 2000.

The 1998 restructuring charges of EUR 349 million included lay-off costs of EUR 124 million for approximately 4,000 persons. EUR 76 million of this charge related to Consumer Products, EUR 17 million to Semiconductors, EUR 14 million to Lighting, EUR 11 million to Components and EUR 6 million to Professional.

The 1998 restructuring charges also included asset write-downs of EUR 192 million, primarily at Consumer Products, Professional and Components. Of this amount, EUR 134 million of inventory write-downs were mostly in Consumer Products and Professional. The restructuring charge for fixed-asset write-downs came to EUR 58 million and related to Components, Lighting, Consumer Products, Professional and Semiconductors.

Other restructuring charges amounted to EUR 33 million, largely relating to the Consumer Products and Lighting sectors.

The year-end 1997 balance of EUR 326 million included provisions for all sectors, of which Consumer Products, Lighting, Professional and Miscellaneous were the most important ones. As of December 31, 1999, a total amount of EUR 7 million of the 1997 balance still remained in the provision, relating to Lighting (EUR 4 million), Miscellaneous (EUR 2 million) and Professional (EUR 1 million). These remaining balances are needed for severance payments and are believed to be adequate to complete the initiated restructuring plans.

(3) FINANCIAL INCOME AND EXPENSES

                                                     1999       1998       1997
Interest income                                       133         77         74
Interest expense                                     (262)      (321)      (413)
--------------------------------------------------   ----       ----       ----
Total interest expense (net)                         (129)      (244)      (339)

Gain on sale of securities                            117         --         --
Other income from non-current
financial assets                                       39         39         72
Value adjustments of non-current
financial assets                                       (1)        (3)        (4)
Interest on provisions for pensions                    --        (59)       (59)
Foreign exchange gains (losses)                        13        (40)        12
Miscellaneous financing costs                          (7)        (5)        (1)
--------------------------------------------------   ----       ----       ----
Total                                                  32       (312)      (319)

Interest income in 1999 was considerably higher than in the preceding years due to higher cash levels principally resulting from the sale of PolyGram. Interest expense decreased as a result of lower average debt, which declined from EUR 4.1 billion in 1998 to a net cash position of EUR 0.7 billion in 1999.

The gain on the sale of securities in 1999 represents the gain on the sale of a portion of the JDS Uniphase shares. Other income from non-current financial assets in 1999 mainly related to dividends received on the Seagram shares. The corresponding results for 1998 include the gain on the sale of the equity investment in Flextronics of EUR 27 million, whereas the 1997 results mainly reflect the profit on the sale of the shares in Viacom and Fluke (together amounting to EUR 58 million).

Foreign exchange gains (losses) include hedging costs of foreign currency (mainly USD) loans to foreign subsidiaries.

Interest on provisions for pensions has been reclassified from financial income and expenses to income from operations with effect from 1999.

(4) INCOME TAXES

Tax on income from continuing operations amounted to EUR 336 million in 1999 (1998: EUR 41 million, 1997: EUR 276 million). In 1999, the tax benefit on extraordinary items totaled EUR 2 million, compared to a EUR 96 million expense in 1998 and a EUR 14 million benefit in 1997.

The components of income before income taxes are as follows:

                                                       1999      1998      1997
Netherlands                                             479       330       219
Foreign                                               1,304        43     1,176
                                                     ------    ------    ------
Income before income taxes                            1,783       373     1,395

The components of income tax expense are as follows:

Netherlands:
Current taxes                                            45         1        (2)
Deferred taxes                                           35        90        74
                                                     ------    ------    ------
                                                         80        91        72
Foreign:
Current taxes                                           229       100       179
Deferred taxes                                           27      (150)       25
                                                     ------    ------    ------
                                                        256       (50)      204
                                                     ------    ------    ------
Income tax expense from continuing operations           336        41       276

Philips' operations are subject to income taxes in various foreign jurisdictions with statutory income tax rates varying from 16% to 46%, which causes a difference between the weighted average statutory income tax rate and the Netherlands' statutory income tax rate of 35%.

A reconciliation of the weighted average statutory income tax rate as a percentage of income before taxes and the effective income tax rate is as follows:

                                                          1999          1998          1997
Weighted average statutory income tax rate                33.3          30.7          34.5
Tax effect of:
Utilization of previously unrecognized loss
carryforwards                                            (10.6)        (93.0)        (14.5)
New loss carryforwards not recognized                      5.0          57.4           5.2
Changes in the valuation of other deferred taxes           5.4          16.7          (2.3)
Released valuation allowance                              (9.4)           --            --
Exempt income and non-deductible expenses                 (4.0)         18.1           1.3
Tax incentives and other                                  (0.9)        (18.8)         (1.5)
Effect of sale of PolyGram                                  --            --          (3.0)
-------------------------------------------------------  -----         -----         -----
Effective tax rate                                        18.8          11.1          19.7

Deferred tax assets and liabilities

Deferred tax assets and deferred tax liabilities are as follows:

                                                               1999                        1998
                                               --------------------     -----------------------
                                               assets   liabilities     assets   liabilities
Intangible fixed assets                           100           (20)        91            (9)
Property, plant and equipment                     250          (230)       291          (322)
Inventories                                        90           (30)        91           (32)
Receivables                                        80           (80)        86           (27)
Provisions:
- Pensions                                         90          (100)       127           (82)
- Restructuring                                    30            --         63            (5)
- Guarantees                                       20            --         14            --
- Other                                           620          (210)       454           (86)
Other assets                                      151          (310)        63          (222)
Other liabilities                                  90          (226)       113          (140)
                                               ------        ------     ------        ------
Total deferred tax assets/liabilities           1,521        (1,206)     1,393          (925)
                                               ------        ------     ------        ------
Net deferred tax position                         315                      468
Tax loss carryforwards (including tax
credit carryforwards)                           2,026                    2,058
Valuation allowances                           (1,951)                  (2,163)
                                               ------                   ------
Net deferred tax assets                           390                      363

At December 31, 1999, operating loss carryforwards expire as follows:

Total   2000   2001   2002   2003   2004   2005/2009   later   unlimited
-----   ----   ----   ----   ----   ----   ---------   -----   ---------
5,300     50    110    130    260    190         440     320       3,800

The Company also has tax credit carryforwards of EUR 170 million, which are available to offset future tax, if any, and which expire as follows:

Total   2000   2001   2002   2003   2004   2005/2009   later   unlimited
-----   ----   ----   ----   ----   ----   ---------   -----   ---------
170        1      5      5      8     12           6      15         118

Classification of the deferred tax assets and liabilities takes place at a fiscal entity level as follows:

                                                                   1999           1998
Deferred tax assets grouped under non-current receivables           659            480
Deferred tax liabilities grouped under provisions                  (269)          (117)
                                                                   ----           ----
                                                                    390            363

Classification of the income tax payable and receivable is as follows:

                                                                   1999           1998
Income tax receivable grouped under non-current receivables          20             36
Income tax receivable grouped under current receivables              92            136
Income tax payable grouped under current liabilities               (196)          (208)

The amount of the unrecognized deferred income tax liability for temporary differences, totaling EUR 170 million (1998: EUR 281 million), relates to unremitted earnings in foreign Group companies, which are considered to be permanently re-invested. Under current Dutch tax law, no additional taxes are payable. However, in certain jurisdictions, withholding taxes would be payable.

(5) RESULTS RELATING TO UNCONSOLIDATED COMPANIES

Results relating to unconsolidated companies primarily consist of Philips' share in the operating results of LG.Philips LCD Co. in Korea (1999 only), Taiwan Semiconductor Manufacturing Co. and ASM Lithography. Also included are the losses from the ongoing development costs of digitized street maps incurred by Navigation Technologies Corporation (NavTech) and the one-off gain from the sale of part of the shares of NavTech.

In 1998, an amount of EUR 7 million resulting from the sale of participations in various companies was also included.

In 1997, the gain on the sale of the Company's stake in Bang & Olufsen was included.

Furthermore, 1997 includes the Company's share in the losses of Grundig AG through June 1997.

Included in the amount presented in the income statement, but not in share in income presented in the following table, is a charge of EUR 49 million (1998:
EUR 1 million, 1997: EUR 8 million), representing amortization of the excess of the Company's investment over its underlying equity in the net assets of unconsolidated companies, commonly referred to as goodwill under Dutch GAAP (EUR 47 million arising from the acquisition of LG.Philips LCD Co.).

Investments in, and loans to, unconsolidated companies

The changes during 1999 are as follows:

                                                 total    investments     loans
Balance as of January 1, 1999                      975            955        20
Changes:
Acquisitions/additions                             662            530       132
Sales/redemptions                                 (190)          (182)       (8)
Share in income                                    412            518      (106)
Dividend declared                                   (2)            (2)       --
Changes in consolidations                           51             58        (7)
Translation and exchange rate differences          183            183        --
---------------------------------------------   ------         ------    ------
Balance as of December 31, 1999                  2,091          2,060        31

The investments in unconsolidated companies at December 31, 1999 include EUR 28 million (1998: EUR 11 million) for companies accounted for under the cost method.

The total book value of investments in, and loans to, unconsolidated companies is summarized as follows:

                                                               1999         1998
LG. Philips LCD Co.                                             656           --
Taiwan Semiconductor Manufacturing Co.                        1,021          624
ASM Lithography                                                 146          120
Conventional Passive Components                                  --          102
Other                                                           268          129
                                                              -----        -----
Total                                                         2,091          975

The aggregate fair values of Philips' shareholdings in TSMC and ASML, based on quoted market prices at December 31, 1999 were EUR 10.8 billion (1998: EUR 3.2 billion) and EUR 3.6 billion (1998: EUR 0.8 billion) respectively.

Summarized financial information for the Company's equity investments in unconsolidated companies on a combined basis is presented below:

                                                                        January-
                                                                        December
                                                                            1999
Net sales                                                                 5,633

Income before taxes                                                       1,254
Income taxes                                                               (124)
                                                                        -------
Income after taxes                                                        1,130

Net income                                                                1,097

Total share in net income of unconsolidated companies recognized
in the consolidated statement of income                                     412

                                                                        December
                                                                             31,
                                                                            1999

Current assets                                                            3,866
Non-current assets                                                        6,150
                                                                        -------
                                                                         10,016

Current liabilities                                                      (1,595)
Non-current liabilities                                                  (2,615)
                                                                        -------
Net asset value                                                           5,806

Share in net asset value of unconsolidated companies included in
the consolidated balance sheet                                            2,060

(6) MINORITY INTERESTS

The share of third-party minority shareholders in Group income totaled EUR 52 million in 1999, in contrast to 1998 when third-party shareholders absorbed EUR 170 million of the net losses incurred by Group companies, principally the losses at PCC (dissolved October 1998). Minority interests in 1997 amounted to EUR 18 million.

Minority interests in consolidated companies, totaling EUR 333 million (1998:
EUR 242 million), are valued on the basis of their interest in the underlying net asset value.

(7) DISCONTINUED OPERATIONS

In December 1998, Philips completed the sale of all of its 75% shareholding in PolyGram N.V. ('PolyGram'), to The Seagram Company Ltd. ('Seagram'). Philips received EUR 5,233 million in cash and 47,831,952 Seagram shares, representing approximately 12% of the outstanding Seagram shares. The sale of PolyGram resulted in a gain of EUR 4,844 million, or EUR 13.45 per share, free of taxes. The results of PolyGram have been classified as discontinued operations in the accompanying financial statements.

PolyGram recorded sales of EUR 4,818 million in 1998 through the date of its sale, and EUR 5,035 million in 1997. Philips' share in net income of PolyGram in 1998 and 1997 amounted to EUR 210 million and EUR 263 million respectively, which is included under income from discontinued operations.

(8) EXTRAORDINARY ITEMS -- NET

                                             1999           1998           1997
Extraordinary gains                            --            589          1,445
Extraordinary losses                           (7)           (35)          (351)
Taxes                                           2            (96)            14
----------------------------------------   ------         ------         ------
Total                                          (5)           458          1,108

Extraordinary losses in 1999 amounted to EUR 7 million, resulting from the early redemption of debt (1998: EUR 15 million, 1997: EUR 43 million).

Extraordinary items in 1998 totaled EUR 458 million, comprising the sale of Philips Car Systems (gain of EUR 379 million) and the sale of the Optoelectronics unit as well as various other items (gain of EUR 79 million).

Accumulated translation differences from prior years relating to the disposed businesses reduced the gains on disposals (1998: EUR 5 million, 1997: EUR 5 million).

Those translation differences were previously accounted for directly within stockholders' equity.

The principal components of the EUR 1,445 million extraordinary gain reported in 1997 were the sale of a 5.4% shareholding in TSMC (EUR 898 million), the sale of 50% of UPC (EUR 223 million) and the sale of a portion of ASML (EUR 184 million). Other gains related to various divestitures.

The principal components of the 1997 extraordinary losses were Grundig (EUR 221 million) and the above-mentioned costs resulting from the early repayment of debt. Other losses related to various divestitures.

(9) EARNINGS PER SHARE

The earnings per share data have been calculated in accordance with SFAS No. 128 'Earnings per Share' as per the following schedule:

                                                                                   1999*                 1998**               1997**
Weighted average number of shares                                           344,510,238           360,056,076          349,397,603


Basic EPS computation

Income from continuing operations available to holders
of common shares                                                                  1,804                   541                1,231

Income from discontinued operations                                                  --                   210                  263

Gain on sale of discontinued operations                                              --                 4,844                   --

Extraordinary items - net                                                            (5)                  458                1,108
-------------------------------------------------------                     -----------           -----------          -----------
Net income available to holders of common shares                                  1,799                 6,053                2,602

Diluted EPS computation

Income from continuing operations available to holders
of common shares                                                                  1,804                   541                1,231

Plus interest on assumed conversion of convertible
debt, net of taxes                                                                   --                     1                   --
                                                                            -----------           -----------          -----------
Income available to holders of common shares                                      1,804                   542                1,231

Income from discontinued operations                                                  --                   210                  263

Gain on sale of discontinued operations                                              --                 4,844                   --

Extraordinary items - net                                                            (5)                  458                1,108
-------------------------------------------------------                     -----------           -----------          -----------
Net income available to holders of common shares
plus effect of assumed conversions                                                1,799                 6,054                2,602

Weighted average number of shares                                           344,510,238           360,056,076          349,397,603

Plus shares applicable to:

- Options                                                         1,738,688             2,010,923            3,406,612

- Warrants                                                               --                    --            2,630,931

- Convertible debt                                                1,057,638               952,124              906,763
                                                                  ---------             ---------            ---------

Dilutive potential common shares                                              2,796,326             2,963,047            6,944,306
                                                                            -----------           -----------          -----------
Adjusted weighted average number of shares                                  347,306,564           363,019,123          356,341,909

*     par value EUR 1
**    par value NLG 10

(10) CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes time deposits with banks totaling EUR 17 million (1998: EUR 20 million) that are not freely available for withdrawal.

(11) SECURITIES

Securities of EUR 1,523 million principally relate to the JDS Uniphase shares and the Seagram shares, both carried at the original acquisition price of the shares.

The JDS Uniphase shares were received in connection with the sale of Philips Optoelectronics to Uniphase Corporation in 1998. Philips received 3,259,646 common shares and 100,000 preference shares of Uniphase Corporation. During 1999 a portion of the originally obtained JDS Uniphase shares was sold. Upon the sale of Philips' 75% equity interest in PolyGram to Seagram in 1998, Philips received 47,831,952 Seagram shares. The fair value upon receipt was EUR 161 million for the Uniphase shares and EUR 1,403 million for the Seagram shares. The Seagram shares are restricted from being sold until December 10, 2000.

At December 31, 1998, both shareholdings were included in other non-current financial assets. During 1999, these shares were designated as available for sale (immediately available or within a period of one year) and, consequently they have been reclassified to securities.

The net realizable value (including deferred foreign exchange hedge results) of the JDS Uniphase and Seagram shares at the balance sheet date amounted to EUR 1,533 million and EUR 1,939 million respectively (see note 27).

To assure the euro value of these shares, USD foreign-exchange contracts totaling EUR 1,822 million were outstanding at year-end. On these hedges, a pre-tax result of EUR 214 million has been deferred until the result on the sale of the shares is realized.

(12) RECEIVABLES

Trade accounts receivable include installment accounts receivable of EUR 13 million (1998: EUR 2 million) and receivables from unconsolidated companies, primarily representing trade balances, totaling EUR 52 million (1998: EUR 66 million). Discounted drafts of EUR 22 million (1998: EUR 29 million) have been deducted.

Income taxes receivable (current portion) totaling EUR 92 million (1998: EUR 136 million) are included under other receivables.

The changes in the allowances for doubtful accounts are as follows:

                                                 1999         1998         1997

Balance as of January 1,                          186          155          114
Additions charged to income                       198          179          122
Deductions from allowances*                       (13)         (60)         (59)
Other movements**                                 (93)         (88)         (22)
------------------------------------------  ---------    ---------     --------
Balance as of December 31,                        278          186          155

*     Write-offs for which allowances were provided
**    Including the effect of translation differences and consolidation changes

(13) INVENTORIES

Inventories are summarized as follows:

                                                                1999        1998
Finished products                                              2,089       2,101
Work in process, materials, parts and supplies                 2,477       2,173
-----------------------------------------------------     ----------   ---------
Total                                                          4,566       4,274

Included in work in process, materials, parts and supplies is EUR 303 million (1998: EUR 242 million) of customer orders, net of advance payments of EUR 149 million (1998: EUR 110 million).

(14) OTHER NON-CURRENT FINANCIAL ASSETS

The changes during 1999 are as follows:

                                               total     security        loans   restricted
                                                      investments                    liquid
                                                                                     assets
Balance as of January 1, 1999                  1,861        1,691           98           72
Changes:
Transfer to current assets                    (1,564)      (1,564)          --           --
Acquisitions/additions                           119            5           89           25
Sales/redemptions                                (66)          (6)         (42)         (18)
Value adjustments                                 (3)          (2)          (1)          --
Translation and exchange differences               8           --            8           --
Changes in consolidations                        (15)           1          (16)          --
-----------------------------------------   --------     --------     --------     --------
Balance as of December 31, 1999                  340          125          136           79

Accumulated total of write-downs
included in the book value                        16            4           12           --

Other non-current financial assets include security investments that generate income unrelated to normal business operations.

Security investments include EUR 117 million of shares that are not available for trade or redemption (1998: EUR 90 million).

The opening balance sheet position included the JDS Uniphase and Seagram shareholdings, which were reclassified to securities under current assets in the course of 1999 (see note 11).

(15) NON-CURRENT RECEIVABLES

Non-current receivables include receivables with a remaining term of more than one year and the non-current portion of income taxes receivable totaling EUR 20 million (1998: EUR 36 million). Prepaid expenses in 1999 include prepaid pension costs of EUR 1,065 million (1998: EUR 910 million) and deferred tax assets of EUR 659 million (1998: EUR 480 million).

(16) PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment and the changes during 1999 were as follows:
--------------------------------------------------------------------------------

                                          total            land       machinery           other     prepayments       no longer
                                                            and             and       equipment             and    productively
                                                      buildings   installations                    construction        employed
                                                                                                    in progress
Balance as of January 1, 1999:
Cost                                     16,672           3,453           9,753           2,727             699              40
Accumulated depreciation                (10,098)         (1,690)         (6,268)         (2,108)             --             (32)
---------------------------------     ---------       ---------       ---------       ---------       ---------       ---------
Book value                                6,574           1,763           3,485             619             699               8
Changes in book value:
Capital expenditures                      1,662             182           1,133             357             (14)              4
Retirements and sales                      (230)            (89)            (88)            (43)             (9)             (1)
Depreciation                             (1,510)           (124)         (1,032)           (352)             (2)             --
Write-downs                                 (38)            (15)            (16)             (6)             (1)             --
Translation differences                     505             140             307              26              32              --
Changes in consolidations                   369             156             101               3             109              --
---------------------------------     ---------       ---------       ---------       ---------       ---------       ---------
Total changes                               758             250             405             (15)            115               3
Balance as of December 31, 1999:
Cost                                     18,302           3,787          10,995           2,659             814              47
Accumulated depreciation                (10,970)         (1,774)         (7,105)         (2,055)             --             (36)
---------------------------------     ---------       ---------       ---------       ---------       ---------       ---------
Balance                                   7,332           2,013           3,890             604             814              11

Land is not depreciated.

The expected service lives as of December 31, 1999 were as follows:

Buildings                             from 14 to 50 years
Machinery and installations           from 5 to 10 years
Other equipment                       from 3 to 5 years

(17) INTANGIBLE ASSETS

The changes during 1999 were as follows:

                                         total                        goodwill       software          other
                                                 -----------------------------                   intangibles
                                                  relating to      relating to
                                                 consolidated   unconsolidated
                                                    companies        companies*
Balance as of January 1, 1999:
Acquisition cost                           905            850                5             --             50
Accumulated amortization                  (351)          (349)              (2)            --             --
---------------------------------     --------       --------         --------       --------       --------
Book value                                 554            501                3             --             50
Changes in book value:
Reclassifications                           --           (176)              --             --            176
Acquisitions                             2,426            486            1,332            200            408
Amortization and write-downs              (288)           (95)             (49)           (24)          (120)
Translation differences                    114             53               (3)            13             51
Changes in consolidation                    16             --               --             16             --
---------------------------------     --------       --------         --------       --------       --------
Total changes                            2,268            268            1,280            205            515
Balance as of December 31, 1999:
Acquisition cost                         3,221          1,029            1,334            232            626
Accumulated amortization                  (399)          (260)             (51)           (27)           (61)
---------------------------------     --------       --------         --------       --------       --------
Balance                                  2,822            769            1,283            205            565

* Represents the excess of the Company's investment over its underlying equity in the net assets of the unconsolidated companies.

A portion of the intangible assets recorded in conjunction with the acquisition of ATL in 1998, primarily consisting of developed product technology, core technology and assembled workforce, which was previously presented as goodwill, has been reclassified to other intangibles.

The acquisitions of a 50% interest in LG.Philips LCD Co. of Korea, VLSI Technology, VCS and a 10% incremental ownership in Origin led to an increase in goodwill of EUR 1,767 million (see note 1). The remaining goodwill arose from various smaller acquisitions.

As from January 1, 1999, Philips began to capitalize software for the Company's own use. The amortization period for software is three years.

The amount of other intangibles acquired (EUR 408 million) includes the amounts paid for in-process R&D relating to the acquisitions of VLSI, VCS and Micrion in 1999 (EUR 68 million), which amount was charged directly to the 1999 income statement.

Additionally, it includes other specific intangible assets acquired in these transactions, such as purchased technology, patents and trademarks and the value of the assembled workforce.

Amortization of goodwill relating to unconsolidated companies totaling EUR 49 million (1998: EUR 1 million, 1997: EUR 8 million) was not included in income from operations but was charged against results relating to unconsolidated companies. The major part, EUR 47 million, related to the acquisition in 1999 of a 50% equity interest in a new joint venture with LG Electronics: LG.Philips LCD Co.

(18) ACCRUED LIABILITIES

Accrued liabilities are summarized as follows:

                                                        1999         1998
Salaries and wages payable                               522          390
Income tax payable                                       196          208
Accrued holiday rights                                   234          206
Accrued pension costs                                    131          166
Commissions, freight, interest and rent payable          392          311
Other liabilities                                      2,078        1,621
--------------------------------------------------   -------      -------
Total                                                  3,553        2,902

Other liabilities in 1999 include an amount of EUR 228 million, representing the deferred payment in connection with the acquisition of LG.Philips LCD Co.

(19) PROVISIONS

Provisions are summarized as follows:

                                              1999         1998
Pensions (see note 20):
- defined benefit plans                        993        1,060
- other postretirement benefits                356          294
Post-employment benefits                        98           93
Deferred tax liabilities (see note 4)          269          117
Restructuring (see note 2)                     115          265
Obligatory severance payments                  206          195
Replacement and guarantees                     411          395
Other provisions                               670          566
--------------------------------------   ---------     --------
Total                                        3,118        2,985

Long-term                                    2,062        2,019
Short-term                                   1,056          966

OBLIGATORY SEVERANCE PAYMENTS

The provision for obligatory severance payments covers the Company's commitment to pay employees a lump sum upon reaching retirement age, or upon the employee's dismissal or resignation. In the event that a former employee has died, the Company may have a commitment to pay a lump sum to the deceased employee's relatives.

REPLACEMENT AND GUARANTEES

The provision for replacement and guarantees reflects the estimated costs of replacement and free-of-charge services that will be incurred by the Company with respect to products sold.

OTHER PROVISIONS

Other provisions include provisions for expected losses on existing projects/orders totaling EUR 28 million (1998: EUR 45 million) and environmental provisions of EUR 205 million (1998: EUR 162 million).

The changes in the provisions for obligatory severance payments, replacement and guarantees and other provisions are as follows:

Balance as of January 1, 1999                                             1,156
Changes:
- Additions                                                                 583
- Utilization                                                              (452)
--------------------------------------------------------------------   ---------
Balance as of December 31, 1999                                           1,287

(20) PENSIONS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Employee pension plans have been established in many countries in accordance with the legal requirements, customs and the local situation in the countries involved. The majority of employees in Europe and North America are covered by defined-benefit plans. The benefits provided by these plans are based primarily on employees' years of service and compensation near retirement.

In addition to providing pension benefits, the Company provides other postretirement benefits, primarily retiree healthcare benefits, in certain countries.

Provided below is a table with a summary of the changes in the pension benefit obligations and defined pension plan assets for 1999 and 1998, and a reconciliation of the funded status of these plans to the amounts recognized in the consolidated balance sheets.

Also provided below is a table with a summary of the changes in the accumulated postretirement benefit obligation and plan assets for 1999 and 1998, and a reconciliation of the obligation to the amount recognized in the consolidated balance sheets.

                                                            1999            1998            1999            1998
                                                     ---------------------------     ---------------------------
                                                                pension benefits         postretirement benefits

BENEFIT OBLIGATION
Benefit obligation at beginning of year                   17,526          16,427             519             451
Service cost                                                 424             364              13              11
Interest cost                                                977             933              35              33
Employee contributions                                        35              33              --              --
Actuarial (gains) and losses                                (612)            317              16              76
Plan amendments                                             (109)              3               3              --
Settlements                                                 (205)           (129)             (4)             --
Curtailments                                                  (2)             (3)             (2)             --
Changes in consolidations                                    144             325               1              --
Benefits paid                                               (889)           (798)            (40)            (34)
Exchange rate differences                                    483            (290)             37             (22)
Miscellaneous                                                (41)            344               2               4
---------------------------------------------------  -----------     -----------     -----------     -----------
Benefit obligation at end of year                         17,731          17,526             580             519

PLAN ASSETS
Fair value of plan assets at beginning of
year                                                      19,622          18,333              16              --
Actual return on plan assets                               4,419           2,012               2              --
Employee contributions                                        35              32              --              --
Plan participants' contribution                              (37)            (40)              3              --
Settlements                                                 (193)           (105)             --              --
Changes in consolidations                                    187             161              --              16
Benefits paid                                               (798)           (738)             (4)             --
Exchange rate differences                                    577            (322)             (3)             --
Miscellaneous                                                (13)            289              --              --
---------------------------------------------------  -----------     -----------     -----------     -----------
Fair value of plan assets at end of year                  23,799          19,622              14              16

Funded status                                              6,068           2,096            (566)           (503)
Unrecognized net transition (asset)
obligation                                                  (283)           (373)            167             176
Unrecognized prior service cost                               61             171               6               3
Unrecognized net (gain) loss                              (5,905)         (2,210)             37              30
---------------------------------------------------  -----------     -----------     -----------     -----------
Net balances                                                 (59)           (316)           (356)           (294)

Classification of the net balances is as follows:
- prepaid pension costs under
  non-current receivables                                  1,065             910
- accrued pension costs under accrued
  liabilities                                               (131)           (166)
- provisions for pensions under
  provisions                                                (993)         (1,060)
                                                     -----------     -----------
                                                             (59)           (316)

The weighted average assumptions underlying the pension computation at December 31 were:

                                                           1999             1998
Discount rate                                              6.1%             5.4%
Rate of compensation increase                              3.4%             3.3%
Expected return on plan assets                             7.0%             6.4%

Contributions are made by the Company, as necessary, to provide assets sufficient to meet the benefits payable to defined-benefit pension plan participants. These contributions are determined based upon various factors, including legal and tax considerations as well as local customs. The Company funds certain defined-benefit pension plans and other postretirement benefit plans as claims are incurred. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for defined-benefit pension plans with accumulated benefit obligations in excess of plan assets were EUR 340 million, EUR 318 million and EUR 278 million respectively as of December 31, 1999 (1998: EUR 555 million, EUR 520 million and EUR 441 million respectively).

The components of net periodic pension costs of major defined-benefit plans are as follows:

                                                                1999           1998           1997
Service cost - benefits earned during the period                 424            364            287
Interest cost on the projected benefit obligation                977            933            941
Expected return on plan assets                                (1,353)        (1,113)          (996)
Net amortization of unrecognized net transition assets          (100)           (94)           (90)
Net actuarial gain recognized                                    (13)           (56)           (25)
Amortization of prior service cost                                14             27             21
Settlement (gain) loss                                             8            (26)            --
Minimum pension liability (gain) loss                            (29)            46             --
-------------------------------------------------------    ---------      ---------      ---------
Net periodic pension cost                                        (72)            81            138

The Company also sponsors defined-contribution and similar-type plans for a significant number of salaried employees. The total cost of these plans amounted to EUR 30 million in 1999 (1998: EUR 166 million, 1997: EUR 203 million).

The components of the net periodic cost of postretirement benefits other than pensions are:

                                                          1999        1998       1997
Service cost - benefits earned during the period            13          11          9
Interest cost on accumulated postretirement benefit
obligation                                                  35          33         32
Expected return on plan assets                              (2)         --         --
Amortization of unrecognized transition obligation          13          14         14
Net actuarial (gain) loss recognized                         2          --         (1)
Curtailment cost                                             9          --         --
Settlement gain                                             (5)         --         --
                                                       -------     -------    -------
                                                            65          58         54

The accumulated postretirement benefit obligation was determined using a weighted average discount rate of 6.6% (1998: 6.3%), an assumed compensation increase, where applicable, of 4.8% (1998: 4.25%), and an expected return on plan assets, where applicable, of 12.8% (1998: 12.8%). For measurement purposes, the rate of increase in per capita healthcare costs is assumed to be on average 5.9% for 2000, reaching 5% by the year 2003. Healthcare cost trend assumptions have a significant effect on the amounts reported for other postretirement benefits. Increasing the assumed healthcare cost trend rate by 1 percentage point would increase the accumulated postretirement benefit obligation as of December 31, 1999 by approximately EUR 68 million and increase the net periodic postretirement benefit cost for 1999 by EUR 5 million. Conversely, decreasing the assumed healthcare cost trend by 1 percentage point would decrease the accumulated postretirement benefits as of December 31, 1999 by approximately EUR 56 million and decrease the net periodic postretirement benefit cost for 1999 by EUR 5 million.

(21) OTHER CURRENT LIABILITIES

Other current liabilities are summarized as follows:

                                                                        1999       1998
Advances received from customers on orders not covered by work in
process                                                                  147        146
Other taxes including social security premiums payable                   389        392
Other short-term liabilities                                             253        391
------------------------------------------------------------------   -------     ------
Total                                                                    789        929

(22) SHORT-TERM DEBT

Short-term debt consists of short-term bank borrowings totaling EUR 383 million (1998: EUR 588 million), other short-term loans totaling EUR 98 million (1998:
EUR 70 million) and the current portion of long-term debt totaling EUR 96 million (1998: EUR 143 million). During 1999, the weighted average interest rate on the bank borrowings was 5.5% (1998 and 1997: 6.5%).

(23) LONG-TERM DEBT

                                     range of   average rate        amount     due in     due after      due after         average
                               interest rates    of interest   outstanding       2000          2000           2004       remaining
                                                                                                                              term
                                                                                                                         (in years)
Convertible debentures                2.1-3.1            2.7            77         --            77             --             4.0
Other debentures                      5.6-8.8            7.3         2,270          2         2,268          1,216             6.0
Private financing                     3.0-3.5            3.3            11          4             7             --             4.5
Bank borrowings                       1.3-6.5            6.4           201         45           156             10             2.4
Other long-term debt                  4.2-7.0            4.8           274         45           229             52             3.3
--------------------------                        ----------    ----------    -------   -----------   ------------
Total                                                    6.8         2,833         96         2,737          1,278

Corresponding data previous year                         6.7         2,929        143         2,786          1,530

The following amounts of long-term debt as of December 31, 1999 are due in the next five years:

2000                                                96
2001                                                663
2002                                                268
2003                                                234
2004                                                294
                                                -------
                                                  1,555

Corresponding amount previous year                1,399

In 1999 and 1998 a certain amount of debt was repaid prior to maturity, resulting in payment of a redemption premium which was classified as an extraordinary item (see note 8).

In the Netherlands, Philips issues personnel debentures with a 5-year right of conversion, all of which are convertible into common shares of Royal Philips Electronics. Personnel debentures which were issued after December 31, 1998 may not be converted within a period of 3 years after the date of issue. These personnel debentures are available to most permanent employees and are purchased by them with their own funds. The personnel debentures issued on or before December 31, 1998 are redeemable on demand but in practice are considered to be a form of long-term financing. The personnel debentures become non-convertible debentures at the end of the conversion period. At such time, they will be reported as other long-term debt.

At December 31, 1999 an amount of EUR 77 million (1998: EUR 76 million) of personnel debentures was outstanding, with an average conversion price of EUR
66.39 and an average interest rate of 2.7%. The conversion price varies between EUR 25.68 and EUR 135.90, with various conversion periods ending between January 1, 2000 and December 31, 2004.

At the end of 1999, the Group had long-term committed and undrawn credit lines available of USD 2.5 billion, unchanged from a year earlier.

(24) COMMITMENTS AND CONTINGENT LIABILITIES

Long-term lease commitments totaled EUR 810 million in 1999 (1998: EUR 630 million). These leases expire at various dates during the next 40 years. The payments which fall due in connection with these obligations during the coming five years are:

2000                    184
2001                     73
2002                    192
2003                    165
2004                     30

Guarantees given with regard to unconsolidated companies and third parties amounted to EUR 290 million (1998: EUR 363 million). The amount of conditional liabilities was EUR 27 million (1998: EUR 26 million).

Royal Philips Electronics and certain of its Group companies are involved as plaintiff or defendant in litigation relating to such matters as competition issues, commercial transactions, product liability, participations and environmental pollution. On the basis of information received to date, the Board of Management believes that this litigation should not materially affect Royal Philips Electronics' financial position and results of operations.

During 1999 the Company entered into agreements for the construction of the first phase of the High Tech Campus. A third party will construct the Campus on land already in the possession of the Company and will lease these buildings to Philips until 2007.

Commitments have been entered into, and a guarantee has been issued, for all present and future monetary payment obligations of the lessee, being Philips Electronics Nederland B.V., with a maximum amount of EUR 130 million. The actual contingent liability outstanding at year-end from this guarantee is EUR 10 million, which is the amount spent so far. The first lease payments are anticipated to be due as from 2001, when the first premises will become available for use.

(25) SHARE PREMIUM AND OTHER RESERVES

Share capital/share premium

Both share capital and the share premium account have been influenced by the share reduction program which was adopted by the General Meeting of Shareholders in March 1999 and completed in June 1999. The first step involved a EUR 184 million increase of Philips' share capital from a corresponding reversal of the share premium account, with an increase in the par value of Philips' outstanding common shares to NLG 11.0974132 from NLG 10 per share. The second step was a reduction of the par value of the common shares to NLG 2.0274132 and the return of NLG 9.07 (per share) of share capital to the shareholders in cash (total amount of share capital returned: EUR 1,490 million). The third step was to convert the authorized share capital (92 'new' shares for 100 'old' shares = 8% reduction) in combination with an increase of the par value to NLG 2.20371. The last step involved the redenomination of the par value of Philips shares from guilders to euros (EUR 1).

Share premium is fully exempt from Dutch taxes upon distribution to Dutch shareholders.

Warrants

Warrants for the purchase of common shares of Royal Philips Electronics were issued in 1992 to the remaining shareholders in Superclub Holding & Finance S.A. with an exercise price of EUR 15.43 (NLG 34.00). All remaining warrants expired on June 30, 1998.

Option rights

Certain officers of the Company have been granted stock options on shares of Royal Philips Electronics at original exercise prices equal to market prices of the shares at the date of grant (see note 26).

Other reserves

The regular repurchase and delivery upon exercise of options and convertible personnel debentures of Royal Philips Electronics' shares held as treasury stock are accounted for in stockholders' equity under other reserves.

In order to reduce potential dilution effects, a total of 1,481,027 shares were acquired during 1999 at an average market price of EUR 93.87 per share, and a total of 2,579,640 shares were delivered at an average exercise price of EUR
64.64. A total of 6,178,676 shares were being held by Group companies as of December 31, 1999 (1998: 7,804,607 shares), acquired at an average price of EUR
75.71 per share.

A net deferred foreign-exchange hedge loss (net of taxes) of EUR 161 million (1998: EUR 2 million gain ) is included under other reserves.

(26) STOCK-BASED COMPENSATION

The Company has granted stock options on its common shares to members of the Group Management Committee, Senior Management and certain key employees in the USA. The purpose of the stock option plans is to align the interests of management with those of shareholders by providing additional incentives to increase the Company's performance on a long-term basis, thereby increasing shareholder value. Under the Company's plans, options are granted at fair market value on the date of grant. Exercise of all options is restricted by the Company's rules on insider trading.

In 1999, stock options were granted to the members of the Group Management Committee and to approximately 300 members of the Senior Management under the Dutch Philips Stock Option Plan 1999 and the Global Philips Stock Option Plan 1999. Dutch grantees under these plans may opt for either the Dutch Plan or the Global Plan. Under both plans, options are granted for five years, with a three-year restriction period during which no stock options can be exercised.

The main difference between the two plans is the Dutch tax consequences for the participants. Options granted under the Dutch Plan are taxable upon the date of grant, the taxable value being fixed at 20% of the exercise price, irrespective of whether the options will be exercised or not. Options granted under the Global Plan are taxable upon exercise; no tax is due if there is no share price increase above the exercise price or if the options are not exercised.

In 1999, stock options were granted to approximately 500 employees in the USA participating in the Philips Electronics North America Corporation Long Term Incentive Plan. Under this plan, options are granted for ten years and vest within three years. In prior years, options were issued with terms of either five or ten years, all vesting within three years from the date of grant. Additionally, prior to 1998, options were granted in the USA under the Company's variable plans, subject to the achievement of certain financial objectives during multi-year performance cycles.

The shares subject to the Plans are existing issued shares of the Company.

USD-denominated stock options are granted to employees in the USA only.

The pro forma net income, calculated as if the fair value of the options granted to option holders would have been considered as compensation costs, is as follows:

                                                 1999            1998            1997
Net income, as reported                         1,799           6,053           2,602
Pro forma net income                            1,775           6,034           2,597
Basic earnings per share, as reported            5.22           16.81            7.45
Pro forma basic earnings per share               5.15           16.76            7.43

Pro forma net income may not be representative of that to be expected in future years.

The fair value of the Company's 1999, 1998 and 1997 option grants was estimated using a Black-Scholes option pricing model and the following assumptions:

                                            1999          1998          1997
                                          ----------------------------------
                                                            (EUR-denominated)
Risk-free interest rate                    3.19%         4.16%         3.87%
Expected dividend yield                     1.2%          1.4%          1.5%
Expected option life                      4 yrs.        3 yrs.        3 yrs.
Expected stock price volatility              37%           36%           29%

                                            1999          1998          1997
                                          ----------------------------------
                                                            (USD-denominated)
Risk-free interest rate                    5.32%         5.30%         6.30%
Expected dividend yield                     1.2%          1.4%          1.5%
Expected option life                      5 yrs.        5 yrs.        4 yrs.
Expected stock price volatility              37%           34%           30%

The assumptions were used for these calculations only and do not necessarily represent an indication of management's expectations of future development.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The following table summarizes information about the stock options outstanding at December 31, 1999:



--------------------------------------------------------------------------------------------------------------------
Fixed option plans

                                                      options outstanding                        options exercisable
                        -------------------------------------------------     --------------------------------------
                             number           exercise           weighted          number                   weighted
                        outstanding          price per            average     exercisable                    average
                        at Dec. 31,              share          remaining     at Dec. 31,                  price per
                               1999      (price in EUR)       contractual            1999                      share
                                                              life (years)                             (price in EUR)
1995                         92,000              25.23                0.2          92,000                      25.23
1996                        271,850        26.46-30.13                1.2         271,850                      29.86
1997                        639,800        36.76-77.73                2.3         639,800                      48.01
1998                      1,315,900        46.29-84.09                3.2              --
1999                        995,850        63.05-92.05                4.2              --

                                        (price in USD)                                                (price in USD)
1998                        534,722        51.75-94.37                8.3         130,280                      69.11
1999                        694,525       87.90-124.37                9.4              --
                         ----------                                            ----------
                          4,544,647                                             1,133,930

--------------------------------------------------------------------------------------------------------------------
Variable plans
                                         (price in USD)                                                (price in USD)
1991-1992                    14,832        11.81-20.62                1.0          14,832                      12.63
1993-1994                    86,278        11.00-27.56                3.0          86,278                      11.45
1995-1997                   595,690        30.00-56.81                5.0         235,326                      31.33

                         ----------                                            ----------
                            696,800                                               336,436

A summary of the status of the Company's stock option plans as of December 31, 1999, 1998 and 1997 and changes during the years then ended is presented below:

----------------------------------------------------------------------------------------------------------------------------------
Fixed option plans
                                                                 1999                         1998                            1997
                                             ------------------------     ------------------------     ---------------------------
                                                 shares      weighted         shares      weighted         shares         weighted
                                                              average                      average                         average
                                                             exercise                     exercise                        exercise
                                                         price in EUR                 price in EUR                    price in EUR
Outstanding at the beginning of the year      3,844,200         46.45      5,290,500         31.20      6,805,600            24.94
Granted                                         995,850         64.87      1,316,900         65.18      1,376,400            44.01
Exercised                                    (1,515,650)        33.86     (2,763,200)        26.18     (2,891,500)           22.55
Forfeited                                       (29,000)        36.76             --                           --
                                             -----------                  ----------                   ----------

Outstanding at the end of the year            3,295,400         57.77      3,844,200         46.45      5,290,500            31.20
Weighted average fair value of options
granted during the year in EUR                    19.04                        15.57                         8.43

                                                       (price in USD)               (price in USD)
Outstanding at the beginning of the year        621,150         69.34             --
Granted                                         728,675         92.47        626,900         71.61
Exercised                                       (73,911)        70.07             --
Forfeited                                       (26,667)        81.88         (5,750)        73.34
                                              ---------                      -------
Outstanding at the end of the year            1,249,247         82.62        621,150         69.34
Weighted average fair value of options
granted during the year in USD                    34.18                        24.50

----------------------------------------------------------------------------------------------------------------------------------
Variable plans

                                                 shares      weighted         shares      weighted         shares         weighted
                                                              average                      average                         average
                                                             exercise                     exercise                        exercise
                                                         price in USD                 price in USD                    price in USD
Outstanding at the beginning of the year      1,201,184         27.80      1,819,038         26.32      2,367,051            23.32
Granted                                              --                           --                       32,440            40.26
Exercised                                      (476,162)        26.47       (399,860)        18.94       (532,351)           12.74
Forfeited                                       (28,222)        31.94       (217,994)        31.65        (48,102)           38.19
                                               --------                     --------                     --------

Outstanding at the end of the year              696,800         28.54      1,201,184         27.80      1,819,038            26.32
Weighted average fair value of options
granted during the year in USD                       --                           --                        11.87

(27) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Concentrations of credit risk

Credit risk represents the loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. The Company does not have significant exposure to any individual customer or counterparty.

To reduce exposure to credit risk, the Company performs ongoing credit evaluations of the financial condition of its customers but generally does not require collateral.

The Company invests available cash and cash equivalents with various financial institutions.

The Company is also exposed to credit risks in the event of non-performance by counterparties with respect to derivative financial instruments. It is our policy to conclude financial transactions, where possible, under an ISDA master netting agreement. Wherever possible, cash is invested and financial transactions are concluded with financial institutions with strong credit ratings.

Fair value of financial assets and liabilities

The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methods. The estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange or the value that ultimately will be realized by the Company upon maturity or disposition. Additionally, because of the variety of valuation techniques permitted under SFAS No. 107, comparisons of fair values between entities may not be meaningful. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.

                                                  December 31, 1999             December 31, 1998
                                            -----------------------       -----------------------
                                            carrying      estimated       carrying      estimated
                                              amount     fair value         amount     fair value
Assets:
Cash and cash equivalents                      2,331          2,331          6,553          6,553
Securities                                     1,523          3,686             --             --
Accounts receivable - current                  6,081          6,081          5,133          5,133
Other financial assets                           340            340          1,861          2,039
Accounts receivable - non-current                252            231            492            492
Liabilities:
Accounts payable                              (3,632)        (3,632)        (2,948)        (2,948)
Debt                                          (3,314)        (3,427)        (3,587)        (3,803)
Derivative financial instruments (net)          (139)          (130)           (14)           (14)

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash, accounts receivable and accounts payable

The carrying amounts approximate fair value because of the short maturity of these instruments.

Cash equivalents

The fair value is based on the estimated aggregate market value.

Securities

The fair value of equity investments is based on quoted market prices.

Other financial assets

For other financial assets, fair value is based upon the estimated market prices.

Debt

The fair value is estimated on the basis of the quoted market prices for certain issues, or on the basis of discounted cash flow analyses based upon Philips' incremental borrowing rates for similar types of borrowing arrangements with comparable terms and maturities.

Currency exchange agreements

The fair value is the amount that the Company would receive or pay to terminate the exchange agreements, considering currency exchange rates and remaining maturities.

(28) APPLICATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA

The accounting policies followed in the preparation of the consolidated financial statements differ in some respects from those generally accepted in the United States of America.

To determine net income and stockholders' equity in accordance with generally accepted accounting principles in the United States of America (US GAAP), Philips has applied the following accounting principles:

o Under US GAAP, divestitures which cannot be regarded as discontinued segments of business must be included in income from continuing operations. Under Dutch GAAP, prior to 1999, certain material transactions such as disposals of lines of activities, including closures of substantial production facilities, were accounted for as extraordinary items, whereas under US GAAP they would have been recorded in income from operations.

o In 1999, Philips reported a credit to net income of EUR 62 million (versus charges of EUR 34 million in 1998 and EUR 63 million in 1997) because the excess amount of the accumulated benefit obligation over the market value of the plan assets or the existing level of the pension provision in certain Company pension plans was lower than in the preceding two years. For US GAAP purposes, when recording the additional minimum liability, a portion of this amount is capitalized as an intangible asset and the remaining balance is charged to equity, net of applicable taxes.

o Under Dutch GAAP, certain product development and process development costs are capitalized in inventory. Under US GAAP such costs are required to be expensed when incurred. The 1998 and 1997 figures have been adjusted to reflect this difference in accounting.

o Under Dutch GAAP, securities available for sale are valued at the lower of cost or net realizable value. Under US GAAP they are valued at market price, unless such shares are restricted by contract for a period of one year or more, and unrealized holding gains or losses with respect to securities available for sale are credited or charged to stockholders' equity.

o Under Dutch GAAP, the results of foreign-exchange contracts relating to hedges of securities are deferred to stockholders' equity. Under US GAAP, changes in the value of these forward exchange contracts are reported in income when sale of the securities is restricted for a period of one year or more.

o Philips reported a charge to income from operations of EUR 329 million for restructurings in its 1998 financial statements. With regard to a portion of this restructuring, EUR 40 million (EUR 23 million net of taxes), the plans had not been communicated to employees until early 1999 and, accordingly, this portion has been recorded under US GAAP as a charge in 1999.

o In July 1995, Philips contributed the net assets of its cable networks, with a book value of approximately EUR 91 million, to UPC, a newly established joint venture in which Philips had acquired a 50% interest. Under Dutch GAAP, this transfer resulted in a gain of EUR 58 million relating to the partial disposal of its interest in these assets to the other joint venture party (UIH). For US GAAP purposes, this gain was not considered realized because the consideration received by Philips principally consisted of equity and notes issued by UPC and equity in UIH. In 1997, Philips sold its 50% interest in this joint venture and the gain of EUR 58 million on this transaction was recognized.

o Under Dutch GAAP, majority-owned entities are consolidated. Under US GAAP, consolidation of majority-owned entities is not permitted if minority interest holders have the right to participate in operating decisions of the entity. Although Philips owned 60% of the Philips Consumer Communications joint venture, under US GAAP the venture with Lucent Technologies could not be consolidated but was accounted for under the equity method (see note 1).

o Under Dutch GAAP, catalogues of recorded music, music publishing rights, film rights and theatrical rights belonging to PolyGram (which was sold in 1998) were written down to the extent that the present value of the expected income generated by the acquired catalogues was below their book value. Under US GAAP the rights were initially amortized over a maximum period of 30 years. As a result of the sale of PolyGram, the cumulative amortization has been credited to the gain on disposal in 1998 income under US GAAP.

o Under Dutch GAAP, goodwill arising from acquisitions prior to 1992 was charged directly to stockholders' equity. Under US GAAP, goodwill arising from acquisitions, including those prior to 1992, is capitalized and amortized over its useful life up to a maximum period of 20 years. As a result of the sale of PolyGram, the related goodwill has been fully amortized and charged to the gain on disposal in 1998 income under US GAAP.

o Under Dutch GAAP, funding of NavTech's activities is accounted for as results relating to unconsolidated companies (1999: EUR 44 million, 1998:
      EUR 61 million, 1997: EUR 95 million) whereas under US GAAP these amounts have to be included in income from operations as research and development costs.

o Under Dutch GAAP, the excess of the Company's investment over its underlying equity in the net assets of unconsolidated companies has been classified as part of intangible fixed assets, whereas under US GAAP it would be included in investments in unconsolidated companies.

RECONCILIATION OF NET INCOME ACCORDING TO DUTCH GAAP VERSUS US GAAP

                                                                  1999           1998           1997
Income from continuing operations as per the
consolidated statements of income                                1,804            541          1,231
Reclassification of extraordinary items under Dutch
GAAP                                                                --            474          1,151
                                                            ----------     ----------     ----------
                                                                 1,804          1,015          2,382
Adjustments to US GAAP (net of taxes):
Additional minimum liabilities under SFAS No. 87                   (62)            34             63
Reversal of capitalized development costs in inventories           (12)           (40)            21
Reversal of provisions for restructuring                           (23)            23             --
Reversal of gain on UPC transaction                                 --             --             58
Amortization of goodwill from acquisitions prior to
 1992                                                               --             --            (10)
Reversal of deferred hedge result on securities                    (90)            --             --
Other items                                                        (22)            (7)           (14)
--------------------------------------------------------    ----------     ----------     ----------
Income from continuing operations in accordance
with US GAAP                                                     1,595          1,025          2,500


Income from discontinued operations                                 --            210            233
Gain on disposal of discontinued operations                         --          4,681             --
Extraordinary items - net                                           (5)           (16)           (43)
--------------------------------------------------------    ----------     ----------     ----------
Net income in accordance with US GAAP                            1,590          5,900          2,690


Basic earnings per common share in EUR:
Income from continuing operations                                 4.63           2.85           7.16
Income from discontinued operations                                 --           0.58           0.66
Gain on disposal of discontinued operations                         --          13.00             --
Extraordinary items - net                                        (0.02)         (0.04)         (0.12)
Net income                                                        4.61          16.39           7.70


Diluted earnings per common share in EUR:
Income from continuing operations                                 4.59           2.82           7.02
Income from discontinued operations                                 --           0.58           0.65
Gain on disposal of discontinued operations                         --          12.89             --
Extraordinary items - net                                        (0.01)         (0.04)         (0.12)
Net income                                                        4.58          16.25           7.55

In addition to the reconciliation of net income, 'comprehensive income' is required to be reported under US GAAP.

Comprehensive income is defined as all changes in the equity of a business enterprise during a period, except investments by, and distributions to, equity owners. Accordingly, comprehensive income consists of net income and other items that are reflected in stockholders' equity on the balance sheet and have been excluded from the income statement. Such items of other comprehensive income include foreign currency translation adjustments, deferred gains and losses on currency transactions qualifying for hedge treatment, certain pension liability-related losses not yet recorded as pension costs, and unrealized holding gains and losses on securities available for sale.

Statement of comprehensive income

                                                                       1999           1998           1997
Net income in accordance with US GAAP                                 1,590          5,900          2,690
Other comprehensive income (net of taxes):
Translation differences                                                 419           (152)           293
less: reclassification for translation losses included in net
income                                                                   --            (42)           (38)
Deferred foreign exchange results                                       (71)            15             --
Minimum pension liability adjustment                                     43            (49)            --
Holding gains (losses) on securities available for sale               2,131             32            (64)
--------------------------------------------------------------   ----------     ----------     ----------
Comprehensive income in accordance with
US GAAP                                                               4,112          5,704          2,881

RECONCILIATION OF STOCKHOLDERS' EQUITY ACCORDING TO DUTCH GAAP VERSUS US GAAP

                                                                                  1999            1998
Stockholders' equity as per the consolidated balance sheets                     14,757          14,560

Equity adjustments that affect net income:
Intangible assets relating to additional liabilities under SFAS No. 87              29              48
Reversal of capitalized development costs in inventories                          (241)           (229)
Reversal of provisions for restructuring                                            --              23
Adjustment for highly inflationary countries, mainly to property, plant
and equipment                                                                       --              22

Equity adjustments not affecting net income under US GAAP:
Holding gain on securities available for sale                                    2,163              32

------------------------------------------------------------------------       -------         -------
Stockholders' equity in accordance with US GAAP                                 16,708          14,456

Translation differences as included in stockholders' equity                       (991)         (1,410)

(29) INFORMATION RELATING TO PRODUCT SECTORS AND GEOGRAPHIC AREAS

In 1998, the Company changed its product sector reporting to comply with the new requirements of Statement of Financial Accounting Standard No. 131, issued by the Financial Accounting Standards Board of the USA.

As a consequence, the Philips activities are grouped together into seven product sectors, which are reported separately: Lighting, Consumer Products, Components, Semiconductors, Professional, Origin and Miscellaneous.

The Company evaluates the performance of its sectors and allocates resources to them based on several performance measures, including earnings before interest, taxes, depreciation and amortization from consolidated companies (Ebitda). While not a standard measurement under US GAAP, the Company believes Ebitda is an appropriate measure of operating performance, given the goodwill and other intangibles associated with the Company's acquisitions. In Philips' definition, Ebitda equals income from operations before depreciation and amortization charges.

However, Ebitda could be defined differently by other companies and should be considered in addition to, not as a substitute for, other measures of financial performance including revenues, operating income and cash flows. The Company does not allocate interest income, interest expense, income taxes or unusual items to segments.

The consolidated financial statements for 1999 have been prepared in euros. Amounts previously reported in Dutch guilders are now reported in euros using the irrevocably fixed conversion rate which became effective on January 1, 1999 (EUR 1 = NLG 2.20371). See 'Introduction of the euro' on page 17.

Lighting

Philips is a leader in the world lighting market. A wide variety of applications are served by a full range of incandescent and halogen lamps, automotive lamps, high-intensity gas-discharge and special lamps, QL induction lamps, fixtures, ballasts, lighting electronics and batteries.

Consumer Products

This sector comprises the divisions Consumer Electronics and Domestic Appliances and Personal Care. Moreover, the revenues from license agreements are included in this sector.

Consumer Electronics

This division markets a wide range of consumer products in the following areas: video products (TV, VCR, tuners, remote controls), audio (audio systems, portable products, speaker systems, CD-Recordable), PC peripherals (monitors, PC add-ons), personal communication (mobile phones, corded/cordless phones) and new digital products (DVD, Flat TV, mobile computing products).

Domestic Appliances and Personal Care

This division markets a wide range of products in the following areas: male shaving & grooming (shavers, trimmers, etc.), body beauty & care (depilators, hair dryers, suncare, electric toothbrushes, skincare, thermometers, etc.), food & beverage (mixers, coffee makers, toasters, etc.) and home environment care (vacuum cleaners, air cleaners, steam irons, fans, etc.).

Components

Philips Components is a leading supplier of display, storage and other key components. It produces a wide range of products such as picture tubes (for TV and monitors), LCDs, passive components, magnetic products and modules for optical storage.

Semiconductors

Philips Semiconductors is a major supplier of integrated circuits (ICs) and discrete semiconductors to the consumer electronics, telecommunications, automotive, PC and PC peripherals industries.

Professional

This sector comprises the divisions Medical Systems and Business Electronics. Due to the reorganization of Business Electronics as of January 1, 2000, these activities will be included in other sectors in future.

Medical Systems

Philips is among the top three makers of systems for diagnostic imaging, based on x-ray, computed tomography, magnetic resonance and ultrasound technologies. It also provides consultancy services, information management, training and technical services to its customers in the healthcare sector.

Business Electronics

This division focuses on the business-to-business sector. Main product areas are digital video-communication systems, broadband network equipment, business communication systems, communication and security systems, and fax equipment. The division is a major supplier of electronic manufacturing equipment to the semiconductor industry. It also deals with infrastructural and industrial projects. Effective January 1, 2000, Business Electronics has been fully integrated into the Consumer Electronics division, with the exception of certain units which are being integrated into the Miscellaneous sector.

Origin

Origin is a global IT service company delivering systems and a full range of services that facilitate total business solutions for clients. It is represented in more than 30 countries. Philips holds an interest of 98% in Origin B.V.

Miscellaneous

This sector comprises not only various ancillary businesses, including Philips Plastics and Metalware Factories and Philips Machinefabrieken, but also various (remaining) activities that have been sold, discontinued, phased out or deconsolidated in earlier years, such as Grundig, Philips Media, Philips Car Systems, Superclub and ASM Lithography. The costs of basic research and patents are included in the Miscellaneous sector.

Unallocated

The sector Unallocated includes general and administrative expenses in the corporate center and the country organizations.

All years presented have been restated to eliminate the activities of PolyGram, which also ceased to be a separate product sector. For a description of the various product divisions included in the product sectors, please refer to the relevant section of this report.

Sales to third parties by product sector and by geographic area are shown in the following tables. Sales to third parties by geographic area represent the total proceeds from products and services supplied to third parties in the geographic area concerned. The sales growth rates are also presented on a comparable basis, adjusted for the effects of changes in consolidations and exchange rate movements.

The sales volumes of the various business activities and the associated income from operations by product sector and by geographic area are set forth in the following tables. Segment revenues include sales to third parties ('sales') as well as sales of products and services between the product sectors ('intersegment revenues').

Included in segment revenues by geographic area is the total revenue from worldwide sales to third parties by companies located within that geographic area, as well as the total value of sales to consolidated companies in other geographic areas ('interregional revenues'). The transfer prices charged for all intersegment (including interregional) sales are based on the arm's length principle as set forth in internationally accepted transfer pricing policies and guidelines.

Car Systems was deconsolidated as of December 31, 1997. However its results of operations were consolidated for the year then ended. Group sales for 1997 included EUR 0.8 billion relating to Car Systems.

The divested activity has been included in the Miscellaneous sector.

The Consumer Products sector includes 3 months of operations of the PCC/Lucent joint venture in 1997 and 9 months in 1998.

For further details, please refer to note 1.

--------------------------------------------------------------------------------
SALES, SALES GROWTH AND NUMBER OF EMPLOYEES BY PRODUCT SECTOR

                                                                                                        1999
------------------------------------------------------------------------------------------------------------
                       sales (to third                                   % growth                  number of
                              parties) -------------------------------------------                 employees
                                                       nominal         comparable

Lighting                         4,548                       2                  1                     47,453
Consumer Products               12,437                       0                  6                     47,970
Components                       3,754                      (2)                 3                     41,709
Semiconductors                   3,796                      18                  5                     29,952
Professional                     5,186                      15                  4                     25,187
Origin                           1,056                       0                  0                     16,690
Miscellaneous                      682                     (27)               (11)                    11,181
Unallocated                                                                                            6,732
-------------------            -------                                                               -------
Total                           31,459                       3                  4                    226,874

                                                                                                        1998
------------------------------------------------------------------------------------------------------------
Lighting                         4,453                      (2)                 1                     48,997
Consumer Products               12,472                       9                  7                     51,643
Components                       3,814                       4                  5                     42,613
Semiconductors                   3,212                       2                  5                     26,583
Professional                     4,520                       5                  7                     24,646
Origin                           1,059                      25                 24                     16,948
Miscellaneous                      929                     (45)                 6                     15,150
Unallocated                                                                                            7,106
-------------------            -------                                                               -------
Total                           30,459                       3                  6                    233,686

                                                                                                        1997
------------------------------------------------------------------------------------------------------------
Lighting                         4,549                      13                  5                     51,727
Consumer Products               11,465                      19                  7                     66,046
Components                       3,664                      27                  5                     46,131
Semiconductors                   3,144                      24                 14                     26,916
Professional                     4,301                      12                 11                     21,208
Origin                             846                      30                 21                     15,464
Miscellaneous                    1,689                     (52)                 6                     17,109
Unallocated                                                                                            7,667
-------------------            -------                                                               -------
Total                           29,658                       9                  8                    252,268

--------------------------------------------------------------------------------
SALES, SALES GROWTH AND NUMBER OF EMPLOYEES BY MAIN COUNTRY

                                                                                                        1999
------------------------------------------------------------------------------------------------------------
                       sales (to third                                   % growth                  number of
                              parties) -------------------------------------------                 employees
                                                       nominal         comparable

Netherlands                      1,619                      (2)                (1)                    43,153
United States                    7,535                       5                  9                     26,282
Germany                          2,727                      (2)                 2                     13,964
France                           1,962                      (6)                (8)                    12,521
United Kingdom                   2,281                      18                 16                      7,938
China (incl. Hong Kong)          2,023                       8                  4                     22,097
Other countries                 13,312                       3                  2                    100,919
-------------------            -------                                                               -------
Total                           31,459                       3                  4                    226,874

                                                                                                        1998
------------------------------------------------------------------------------------------------------------
Netherlands                      1,653                      14                 22                     44,476
United States                    7,164                      11                  6                     25,178
Germany                          2,777                      (2)                 4                     14,181
France                           2,092                      (4)                 4                     12,228
United Kingdom                   1,931                       9                 12                      8,801
China (incl. Hong Kong)          1,878                      14                 14                     21,929
Other countries                 12,964                      (3)                 4                    106,893
-------------------            -------                                                               -------
Total                           30,459                       3                  6                    233,686

                                                                                                        1997
------------------------------------------------------------------------------------------------------------
Netherlands                      1,448                      (1)                 4                     46,032
United States                    6,425                      26                  8                     30,407
Germany                          2,840                     (22)                 1                     15,448
France                           2,176                      (4)                 8                     14,779
United Kingdom                   1,775                      11                  2                      9,963
China (incl. Hong Kong)          1,654                      68                 31                     20,727
Other countries                 13,340                      11                  9                    114,912
-------------------            -------                                                               -------
Total                           29,658                       9                  8                    252,268

--------------------------------------------------------------------------------
PRODUCT SECTORS

                                                                                                                    1999
------------------------------------------------------------------------------------------------------------------------
                                               segment          Ebitda*           income          as % of         income
                                              revenues                       (loss) from          segment    (loss) from
                                                                              operations         revenues   operations**

Lighting                                         4,597              772              602             13.1            631
Consumer Products                               12,781              847              555              4.3            519
Components                                       5,325              661              286              5.4            311
Semiconductors                                   4,557            1,195              614             13.5            612
Professional                                     5,479              261              100              1.8            125
Origin                                           1,735              193               97              5.6             97
Miscellaneous                                      769               (9)             (91)           (11.8)           (83)
Unallocated                                                        (365)            (412)                           (416)
--------------------------------------          ------            -----            -----                           -----
Total                                           35,243            3,555            1,751                           1,796

Intersegment revenues                           (3,784)
--------------------------------------          ------
Sales                                           31,459

Income from operations as a % of sales                                               5.6                             5.7

                                                                                                                    1998
------------------------------------------------------------------------------------------------------------------------
Lighting                                         4,504              776              595             13.2            620
Consumer Products                               12,760               61             (278)            (2.2)           (54)
Components                                       5,259              408               44              0.8             91
Semiconductors                                   3,963            1,225              765             19.3            781
Professional                                     4,649              250              (55)            (1.2)           (33)
Origin                                           1,654              128               59              3.6             59
Miscellaneous                                    1,138               64              (46)            (4.1)           (47)
Unallocated                                                        (339)            (399)                           (403)
--------------------------------------          ------            -----            -----                           -----
Total                                           33,927            2,573              685                           1,014

Intersegment revenues                           (3,468)
--------------------------------------          ------
Sales                                           30,459

Income from operations as a % of sales                                               2.2                             3.3

                                                                                                                    1997
------------------------------------------------------------------------------------------------------------------------
Lighting                                         4,602              715              522             11.3            562
Consumer Products                               12,194              706              335              2.7            342
Components                                       5,099              537              255              5.0            254
Semiconductors                                   3,793            1,164              771             20.3            785
Professional                                     4,454              288              207              4.6            205
Origin                                           1,324               73               --               --             --
Miscellaneous                                    2,102              130               14              0.6             (1)
Unallocated                                                        (328)            (390)                           (385)
--------------------------------------          ------            -----            -----                           -----
Total                                           33,568            3,285            1,714                           1,762

Intersegment revenues                           (3,910)
--------------------------------------          ------
Sales                                           29,658

Income from operations as a % of sales                                               5.8                             5.9

* In Philips' definition, Ebitda represents income from operations before depreciation and amortization charges
**    Excluding restructuring

--------------------------------------------------------------------------------
GEOGRAPHIC AREAS

                                                                                                                    1999
------------------------------------------------------------------------------------------------------------------------
                                               segment          Ebitda*           income          as % of         income
                                              revenues                       (loss) from          segment    (loss) from
                                                                              operations         revenues   operations**

Netherlands                                     12,452              927              513              4.1            565
Europe excl. Netherlands                        16,600            1,118              611              3.7            622
USA and Canada                                   9,310              507               82              0.9             60
Latin America                                    1,642               15              (41)            (2.5)           (31)
Africa                                             107                3                1              0.9              1
Asia                                            11,188              981              584              5.2            578
Australia and New Zealand                          424                4                1              0.2              1
--------------------------------------          ------            -----            -----                           -----
Total                                           51,723            3,555            1,751                           1,796
Interregional revenues                         (20,264)
--------------------------------------          ------
Sales                                           31,459
Income from operations as a % of sales                                               5.6                             5.7

                                                                                                                    1998
------------------------------------------------------------------------------------------------------------------------

Netherlands                                     11,089              795              446              4.0            462
Europe excl. Netherlands                        16,430            1,278              638              3.9            696
USA and Canada                                   8,572              (50)            (473)            (5.5)          (290)
Latin America                                    2,013             (140)            (205)           (10.2)          (201)
Africa                                             126                0               (1)            (0.7)            (1)
Asia                                            10,013              681              287              2.9            355
Australia and New Zealand                          419                9               (7)            (1.6)            (7)
--------------------------------------          ------            -----            -----                           -----
Total                                           48,662            2,573              685                           1,014
Interregional revenues                         (18,203)
--------------------------------------          ------
Sales                                           30,459
Income from operations as a % of sales                                               2.2                             3.3

                                                                                                                    1997
------------------------------------------------------------------------------------------------------------------------

Netherlands                                      9,684              752              380              3.6            398
Europe excl. Netherlands                        15,831            1,260              687              4.3            714
USA and Canada                                   7,644              221               10              0.1              1
Latin America                                    2,104               16              (55)            (2.6)           (55)
Africa                                             113                6                3              2.8              3
Asia                                            10,803            1,020              703              6.5            715
Australia and New Zealand                          598               10              (14)            (2.4)           (14)
--------------------------------------          ------            -----            -----                           -----
Total                                           46,777            3,285            1,714                           1,762
Interregional revenues                         (17,119)
--------------------------------------          ------
Sales                                           29,658

Income from operations as a % of sales                                               5.8                             5.9

* In Philips' definition, Ebitda represents income from operations before depreciation and amortization charges
**    Excluding restructuring

--------------------------------------------------------------------------------
PRODUCT SECTORS

                                                                                                     1999
---------------------------------------------------------------------------------------------------------
                               total                net     (in)tangible         capital     depreciation
                              assets          operating     fixed assets    expenditures
                                                capital

Lighting                       2,849              1,875            1,275             176              161
Consumer Products              4,500              1,689              884             296              285
Components                     5,179              2,078            3,197             259              364
Semiconductors                 5,188              3,194            2,917             622              467
Professional                   3,432              1,780              916              99               84
Origin                           683                240              275              56               68
Miscellaneous                    913                318              328              68               79
Unallocated                    6,752               (728)             362              86               40
--------------------------    ------             ------           ------           -----            -----
Total                         29,496             10,446           10,154           1,662            1,548

                                                                                                     1998
---------------------------------------------------------------------------------------------------------
Lighting                       2,607              1,764            1,194             191              173
Consumer Products              4,350              1,689              822             380              333
Components                     3,112              2,070            1,865             299              357
Semiconductors                 3,106              1,905            1,584             437              455
Professional                   2,810              1,377              755              88               77
Origin                           572                147              184              69               63
Miscellaneous                  1,021                509              403              93              106
Unallocated                   10,575                212              321              77               51
--------------------------    ------             ------           ------           -----            -----
Total                         28,153              9,673            7,128           1,634            1,615

                                                                                                     1997
---------------------------------------------------------------------------------------------------------
Lighting                       2,723              1,819            1,240             216              187
Consumer Products              5,085              2,434            1,001             286              337
Components                     3,146              2,216            1,955             400              278
Semiconductors                 3,136              1,970            1,646             362              369
Professional                   2,188                881              392             123               98
Origin                           492                126              202              63               58
Miscellaneous                  1,098                270              378             128              107
Unallocated                    3,972                341              333              49               58
Total                         21,840             10,057            7,147           1,627            1,492
--------------------------    ------             ------           ------           -----            -----

Discontinued operations        1,482
--------------------------    ------
Total                         23,322

--------------------------------------------------------------------------------
MAIN COUNTRIES

                                                                                                     1999
---------------------------------------------------------------------------------------------------------
                               total                net     (in)tangible         capital     depreciation
                              assets          operating     fixed assets    expenditures
                                                capital

Netherlands                    7,452              2,439            1,811             435              370
United States                  5,139              2,839            2,476             249              228
Germany                        1,558                 86              632             134              147
France                         1,118                164              392              92              113
United Kingdom                 1,041                607              321              55               53
China (incl. Hong Kong)        1,570                635              635              91              123
Other countries               11,618              3,676            3,887             606              514
--------------------------    ------             ------           ------           -----            -----
Total                         29,496             10,446           10,154           1,662            1,548

                                                                                                     1998
---------------------------------------------------------------------------------------------------------
Netherlands                   11,863              2,778            1,633             404              343
United States                  3,518              1,538            1,167             155              189
Germany                        1,536                669              698             143              250
France                         1,130                158              410              76              129
United Kingdom                   907                504              298              60               64
China (incl. Hong Kong)        1,273                517              574             124               96
Other countries                7,926              3,509            2,348             672              544
--------------------------    ------             ------           ------           -----            -----
Total                         28,153              9,673            7,128           1,634            1,615

                                                                                                     1997
---------------------------------------------------------------------------------------------------------
Netherlands                    4,913              2,958            1,688             265              347
United States                  3,661              1,363            1,028             138              181
Germany                        1,833                684              701             156              161
France                         1,370                401              509             140              147
United Kingdom                   907                521              339              73               57
China (incl. Hong Kong)        1,289                627              580             255               68
Other countries                7,867              3,503            2,302             600              531
--------------------------    ------             ------           ------           -----            -----
Total                         21,840             10,057            7,147           1,627            1,492
Discontinued operations        1,482
--------------------------    ------
Total                         23,322

                    [Pages 64 to 70 intentionally omitted.]

PROPOSED DISTRIBUTION OF INCOME OF ROYAL PHILIPS ELECTRONICS

Pursuant to article 35 of the Articles of Association, EUR 1,400 million of the income for the financial year 1999 shall be retained by way of reserve. A proposal will be submitted to the General Meeting of Shareholders to declare a dividend of EUR 1.20 per common share from the remaining income (EUR 399 million).

CORPORATE GOVERNANCE OF THE PHILIPS GROUP

General

Koninklijke Philips Electronics N.V. (the `Company') is the parent company of the Philips Group. Its shares are listed on the Amsterdam Exchanges, the New York Stock Exchange, the London Stock Exchange and several other stock exchanges.

The management of the Company is entrusted to the Board of Management under the supervision of the Supervisory Board. The activities of the Philips Group are organized in product divisions, which are responsible for the worldwide business policy. Philips has more than 200 production sites in over 25 countries and sales and service outlets in some 150 countries. It delivers products, systems and services in the fields of lighting, consumer electronics and communications, domestic appliances and personal care, components, semiconductors, medical systems, business electronics and information technology. The Company's activities are grouped in seven sectors: Lighting, Consumer Products, Components, Semiconductors, Professional, Origin and Miscellaneous. The statutory list of all subsidiaries and affiliated companies, prepared in accordance with the relevant legal requirements (The Netherlands Civil Code, Book 2, Articles 379 and 414), forms part of the notes to the financial statements and is deposited at the office of the Commercial Register in Eindhoven, the Netherlands (file no. 1910).

In its report to shareholders, the Board of Management referred to the progress made in recent years in improving the governance of the Company and the Philips Group, in particular in respect of the supervisory function, the rights of shareholders and transparency. These improvements were in response to developments in the international capital markets, such as the United States, where the Company's shares have been traded since 1962 and listed on the New York Stock Exchange since 1987. Philips also generally endorses the recommendations of the Committee of the Amsterdam Exchanges of October 1997 on best practices in corporate governance.

Remuneration of the Board of Management and Supervisory Board

General policy

The objective of the remuneration policy for members of the Board of Management is in line with that for Senior Management within the Philips Group, i.e. to attract, motivate and retain highly qualified executives who improve the performance of the Company. In order to maintain a competitive remuneration package for Board-level executive talent, benchmarking against comparable companies is carried out systematically.

The remuneration package consists of a base salary, an annual incentive in the form of a cash bonus, and a long-term incentive in the form of stock options.

Base salary

Base salaries are based on a functional salary system. The functional scale salary levels are adapted annually to developments in the market. They were not increased in 1999 as compared to 1998.

Each year, on the proposal of the Remuneration Committee, the Supervisory Board decides on a possible salary increase for the individual members of the Board of Management. Progression of the salary of an individual Board of Management member to his functional salary level is usually over a 3-year period from appointment.

Annual incentive

Each year, a bonus can be earned: in principle, up to a maximum of 50% of the annual base salary. The bonus criteria and the targets for the members of the Board of Management are determined annually by the Remuneration Committee of the Supervisory Board. Targets are set at a challenging level and are partly linked to the Philips Group results and partly to the businesses for which the member of the Board of Management has direct responsibility. The bonus pay-out depends on the degree to which targets were met in the preceding financial year.

The Remuneration Committee may decide to grant a higher bonus percentage if special targets are realized.

Long-term incentive

Long-term incentives for members of the Board of Management are provided through Philips' stock option plans. These plans align the interests of shareholders and members of the Board of Management.

Acting on the advice of the Remuneration Committee, the Supervisory Board has the discretionary power to grant Royal Philips Electronics stock options to members of the Board of Management. The conditions attached to the stock options have to be decided each year by the Supervisory Board.

For details of the plan, see page 44.

The Supervisory Board has decided that from 2000 onward the number of stock options to be granted will be partly related to the performance of the Philips Group.

The total remuneration (in euros) of the members of the Board of Management in 1999 can be specified as follows:

Salaries                                 3,575,000
Bonuses                                  1,619,000
Severance payments                       1,095,000
                                         ---------
                                         6,289,000

Pension charges                          3,123,000
-----------------------------            ---------
Total                                    9,412,000

The bonuses paid (in euros) are related to the level of performance achieved in 1998. The remuneration of the individual members of the Board of Management was as follows:

                                                                                           severance
                                                 salary                   bonus              payment              total
                                              ---------               ---------            ---------          ---------

C. Boonstra                                     794,115                 363,024                               1,157,139
D.G. Eustace (Jan./March)                       136,134                 113,445                                 249,579
J.H.M. Hommen                                   589,914                 200,571                                 790,485
A. Baan                                         521,847                  83,344                                 605,191
Y.C. Lo (Jan./June)                             243,907                 119,117              799,561          1,162,585
A.P.M. van der Poel                             521,847                 133,109                                 654,956
J.W. Whybrow                                    521,847                 229,763                                 751,610
R. Pieper (Jan./May)                            245,798                  98,319              294,957            639,074
---------------------------------------       ---------               ---------            ---------          ---------
                                              3,575,409               1,340,692            1,094,518          6,010,619
H. Bodt                                                                  96,806                                  96,806
W. de Kleuver                                                           158,823                                 158,823
D.J. Dunn                                                                22,689                                  22,689
                                              ---------               ---------            ---------          ---------
                                              3,575,409               1,619,010            1,094,518          6,288,937

The table below gives an overview of the interests of the members of the Board of Management under the stock option plans of Royal Philips Electronics.

                                                           number of options           amounts in euros
                            ------------------------------------------------      ---------------------
                             as of       granted     exercised         as of      exercise        share           expiry
                            Jan. 1,       during        during      Dec. 31,         price     price on             date
                               1999         1999          1999          1999                   exercise
                                                                                                   date
                            -------      -------       -------       -------       -------      -------       ----------

C. Boonstra                  63,000           --        63,000            --         30.13        81.73       15.02.2001
                             87,000           --        27,000        60,000         36.76        81.73       13.02.2002
                                 --       30,000            --        30,000         63.05           --       11.02.2004
J.H.M. Hommen               120,000           --            --       120,000         36.76           --       13.02.2002
                             20,000           --            --        20,000         65.80           --       12.02.2003
                                 --       20,000            --        20,000         63.05           --       11.02.2004
A. Baan *                    14,100           --         7,100            --         36.76        94.55       13.02.2002
                                              --         7,000            --         36.76       100.50       13.02.2002
                             20,000           --            --        20,000         65.80           --       12.02.2003
                                 --       20,000            --        20,000         63.05           --       11.02.2004
A.P.M. van der Poel           4,600           --         4,600            --         36.76        87.30       13.02.2002
                             20,000           --            --        20,000         65.80           --       12.02.2003
                                 --       20,000            --        20,000         63.05           --       11.02.2004
J.W. Whybrow                 20,000           --            --        20,000         65.80           --       12.02.2003
                                 --       20,000            --        20,000         63.05           --       11.02.2004
                            -------      -------       -------       -------
                            368,700      110,000       108,700       370,000

* Mr Baan's interests in Philips securities, including stock options, are held by an independent trustee, having exclusive discretionary power to take investment decisions. The terms thereof comply with internal rules and those of the Securities Board of the Netherlands.

      The share price on the exercise date is based on the closing price of Philips shares on the date of exercise of the options.

      The Supervisory Board and the Board of Management have decided to adjust upwards the exercise price of all options granted to, but not yet exercised by, members of the Board of Management as of May 29, 1999 by EUR
      1.75 per share in connection with the share reduction program effected mid-1999. This increase is not incorporated in the above table.

Pensions

The pensions are mainly funded by Philips Pension Fund. The Company can also grant additional pension benefits. The by-laws of Philips Pension Fund apply, with the proviso that the pensionable age has been set at 60. If members of the Board of Management continue in the employment of the Company until the age of 62, the pension payments are postponed accordingly. Because the retirement age is different from the date of commencement of the state pension, the pension scheme provides for a temporary payment in order to compensate for the adverse effect. The Board of Management members' own contribution comprises 4% of EUR 50,827 and 6% of the difference between the gross pensionable salary minus the franchise and the above-mentioned amount of EUR 50,827. The vested pension benefits (in euros) of individual members of the Board of Management are as follows:

                                      age at       ultimate    increase       accumulated
                                  31-12-1999     retirement  in accrued    annual pension
                                                        age     pension             as at
                                                                 during        31-12-1999
                                                                   1999
                                  ----------     ----------  ----------    --------------

C. Boonstra                               61             62      14,521           132,493
J.H.M. Hommen                             56             62      19,013            53,472
A. Baan                                   57             62      10,261           280,795
A.P.M. van der Poel                       51             62      10,261           173,562
J.W. Whybrow                              52             62      10,261           250,717

Supervisory Board

During 1999 the individual members of the Supervisory Board received, by virtue of the positions they held, the following remuneration (in euros):

                                       Board          Board               total
                                      member      Committee
                                                     member
                                     -------         ------             -------
F.A. Maljers (Jan./March)             37,437          2,269              39,706
L.C. van Wachem                       74,874          7,941              82,815
A. Leysen (Jan./March)                20,420          1,135              21,555
W. de Kleuver                         40,840          7,941              48,781
W. Hilger                             40,840          9,076              49,916
C.J. Oort                             40,840          4,538              45,378
L. Schweitzer                         40,840             --              40,840
R. Greenbury                          40,840          3,403              44,243
J-M. Hessels                          40,840             --              40,840
                                     -------         ------             -------
                                     377,771         36,303             414,074

Supervisory Board members' and Board of Management members' interests in Philips shares

Members of the Supervisory Board and of the Board of Management are not allowed to hold any interests in listed derivative Philips securities.

                                                         number of shares
                                         --------------------------------
                                              as of                 as of
                                         January 1,          December 31,
                                               1999                 1999*

L.C. van Wachem                               5,000                 4,600
W. de Kleuver                                    54                    --
L. Schweitzer                                   300                   276
J.W. Whybrow                                    300                   276

* The number of shares as of December 31, 1999 is influenced by the 8% share reduction program in 1999.

The above statement does not specify ownership of convertible personnel debentures, which are held by some of the members of the Board of Management under a scheme that since 1998 has no longer been applicable to them.

Board of Management and Supervisory Board

The Board of Management is responsible for the effective management of the business. It is required to keep the Supervisory Board informed of developments, to consult it on important matters and to submit certain important decisions to it for its prior approval. The Board of Management consists of at least three members (currently five), who are elected for an indefinite period by the General Meeting of Shareholders. The President is appointed by the General Meeting of Shareholders. Members of the Board of Management may be suspended by the Supervisory Board and the General Meeting of Shareholders and dismissed by the latter. The remuneration of the members of the Board of Management is determined by the Supervisory Board upon a proposal from the President and on the advice of the Remuneration Committee of the Supervisory Board.

The Supervisory Board is independent of the Board of Management and is responsible for supervising both the policies of the Board of Management and the general direction of the Group's business. It is also required to advise the Board of Management. The Supervisory Board consists of at least five members (currently seven). They elect a Chairman, Vice-Chairman and Secretary from their midst. The Board has three permanent committees: an Audit Committee, a Remuneration Committee and a Nomination and Selection Committee. These committees advise the plenary Supervisory Board. Members of the Supervisory Board are appointed by the General Meeting of Shareholders for fixed terms of four years, and may be re-elected for two additional four-year terms.
In exceptional cases, however, the Supervisory Board and the Meeting of Priority Shareholders may deviate from this rule. At the latest, members retire upon reaching the age of 72. Members of the Supervisory Board may be suspended or dismissed by the General Meeting of Shareholders. Their remuneration is fixed by the General Meeting of Shareholders.

The appointment of the members of the Board of Management and the Supervisory Board by the General Meeting of Shareholders is upon a binding recommendation from the Supervisory Board and the Meeting of Priority Shareholders. However, this binding recommendation may be overruled by a resolution of the General Meeting of Shareholders taken by a majority of at least 2/3 of the votes cast and representing more than half of the issued share capital.

Group Management Committee

The Group Management Committee consists of the members of the Board of Management, certain Chairmen of product divisions and certain key officers. Members other than members of the Board of Management are appointed by the Supervisory Board. The task of the Group Management Committee, the highest consultative body within Philips, is to ensure that business issues and practices are shared across the Company and to define and implement common policies.

General Meeting of Shareholders

A General Meeting of Shareholders is held at least once a year to discuss and resolve on the report of the Board of Management, the annual accounts with explanation and appendices, the report of the Supervisory Board, any proposal concerning dividends or other distributions, and any other matters proposed by the Supervisory Board, the Board of Management, the Meeting of Priority Shareholders or shareholders in accordance with the provisions of the Company's Articles of Association. This meeting is held in Eindhoven, Amsterdam, Rotterdam or The Hague no later than six months after the end of the financial year. Meetings are convened by public notice and mailed to registered shareholders. Extraordinary General Meetings may be convened by the Supervisory Board or the Board of Management if deemed necessary and must be held if the Meeting of Priority Shareholders or shareholders jointly representing at least 10% of the outstanding capital make a written request to that effect to the Supervisory Board and the Board of Management specifying in detail the business to be dealt with. The agenda of the General Meeting shall contain such business as may be placed thereon by the Board of Management, the Supervisory Board or the Meeting of Priority Shareholders.

Requests from shareholders for items to be included on the agenda will be honored, provided that such requests are made to the Board of Management and the Supervisory Board by shareholders representing at least 1% of the Company's outstanding capital at least 60 days before a General Meeting of Shareholders and provided that the Board of Management and the Supervisory Board are of the opinion that such requests are not detrimental to the serious interests of Philips.

The main powers of the General Meeting of Shareholders are to appoint, suspend and dismiss members of the Board of Management and the Supervisory Board, to adopt the financial statements and to discharge the Board of Management and the Supervisory Board from responsibility for performing their respective duties for the previous financial year, to adopt amendments to the Articles of Association and proposals to dissolve or liquidate the Company, to issue shares or rights to shares, to restrict or pass pre-emptive rights of shareholders and to repurchase or cancel outstanding shares.

Following common practice, the Company each year requests limited authorization to issue (rights to) shares, to pass pre-emptive rights and to repurchase shares.

Meeting of Priority Shareholders and the Dr. A.F. Philips-Stichting

There are ten priority shares. Eight are held by the Dr. A.F. Philips-Stichting, with Messrs F.J. Philips and H.A.C. van Riemsdijk each holding one. The self-electing Board of the Dr. A.F. Philips-Stichting consists of the Chairman and the Vice-Chairman and Secretary of the Supervisory Board, certain other members of the Supervisory Board, and the President of the Company. At present, the Board consists of Messrs L.C. van Wachem, W. de Kleuver, C.J. Oort and C. Boonstra.

A Meeting of Priority Shareholders is held at least once a year, at least thirty days before the General Meeting of Shareholders. Approval of the Meeting of Priority Shareholders is required for resolutions of the General Meeting of Shareholders regarding the issue of shares or rights to shares, the cancellation of shares, amendments to the Articles of Association, and the liquidation of the Company. Acting in agreement with the Supervisory Board, the Meeting also makes a binding recommendation to the General Meeting of Shareholders for the appointment of members of the Board of Management and the Supervisory Board, which can be overruled by the General Meeting of Shareholders as set out before.

Meeting of Holders of Preference Shares and the Stichting Preferente Aandelen Philips

The authorized share capital of the Company consists of ten priority shares, 750,000,000 ordinary shares and 749,995,000 preference shares. No preference shares have been issued. However, the Stichting Preferente Aandelen Philips ('the Foundation') has been granted the right to acquire preference shares in the Company, should a third party ever seem likely to gain a controlling interest in the Company. The Foundation may exercise this right for as many preference shares as there are ordinary shares in the Company outstanding at that time. The object of the Foundation is to represent the interests of the Company, the enterprises maintained by the Company and its affiliated companies within the Philips Group, such that the interests of Philips, those enterprises and all parties involved with them are safeguarded as effectively as possible, and that they are afforded maximum protection against influences which, in conflict with those interests, may undermine the autonomy and identity of Philips and those enterprises, and also to do anything related to the above ends or conducive to them.

The members of the self-electing Board of the Foundation are Messrs J.R. Glasz, H.B. van Liemt, W.E. Scherpenhuijsen Rom, L.C. van Wachem and C. Boonstra. As Chairman of the Supervisory Board and the Board of Management respectively, Messrs Van Wachem and Boonstra are members of the Board ex officio. Mr Boonstra is not entitled to vote.

The Board of Management of the Company and the Board of the Stichting Preferente Aandelen Philips declare that they are jointly of the opinion that the Stichting Preferente Aandelen Philips is independent of the Company as required by the Listing Requirements of the Amsterdam Exchanges N.V. (AEX).

                    [Pages 78 to end intentionally omitted.]